MIRANT[SM]

2001 Annual Report

See the Opportunity[SM]

Mirant (NYSE: MIR) is a leading global competitive energy company. Mirant delivers value by integrating an extensive portfolio of power and natural gas assets with risk management and marketing expertise. The company has facilities in North America, the Caribbean, Europe, and Asia and operates one of the world's largest integrated asset management and energy marketing organizations from its headquarters in Atlanta.

Financial Highlights

	2001	2000	Change
Total assets (in millions)	$22,754	$24,136	(6)%
Operating revenues (in millions)	$31,502	$13,315	137%
Income from continuing operations (in millions)	$563	$332	70%
*Income from operations (in millions)	$683	$366	87%
**EBITDA (in millions)	$1,660	$1,177	41%
*Diluted earnings per share from operations (pro forma for 2000)	$1.95	$1.06	84%
*Basic earnings per share from operations (pro forma for 2000)	$2.00	$1.08	85%
Diluted average shares outstanding (in millions) (pro forma for 2000)	356.9	353.1	
Average shares outstanding (in millions) (pro forma for 2000)	341.8	338.7	
*Return on average common equity from operations	15.2%	11.9%	28%
Market price (year-end, closing)	$16.02	$28.31	
Shares outstanding (Dec. 31, 2001, in millions)	400.9	338.7	
Total market value of common stock (Dec. 31, 2001, in millions)	$6,422	$9,589	

*Income From Operations


(Millions)
$700
$600
$500
$400
$300
$200
$100
$0
1997 1998 1999 2000 2001

**EBITDA


(Millions)
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
1997 1998 1999 2000 2001

*Figures from operations for 2001 exclude the write-off of our Chilean investment ($54 million) and provisions taken related to the bankruptcy of Enron ($66 million); 2000 excludes transition costs ($34 million); 1999 excludes the gain on sale of WPD's supply business ($78 million) and State Line insurance gain ($14 million); 1998 excludes the write-down of South American assets ($200 million); and 1997 excludes the Windfall Profits Tax ($148 million).

**EBITDA represents our operating income (loss) plus depreciation and amortization and our equity in income of affiliates. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

Information in this report contains forward-looking statements, as well as historical statements. All forward-looking statements are subject to uncertainties, and actual results may differ materially from those suggested by the statements. For information regarding the risks that may cause actual results to differ, please see page 8.

2001: Year in Brief

January

- Mirant launches new brand and begins trading under MIR ticker symbol.

March

- Mirant completes 80 percent acquisition of Jamaica Public Service Company.



Old Harbour Generating Plant, Kingston, Jamaica

April

- Mirant completes spin-off from Southern Company.

June

- Mirant announces plan to buy 40 percent stake in a five-member Norwegian consortium, Industrikraft Midt-Norge AS. IMN plans to construct an 800-megawatt gas-fired plant in Skogn, Norway.

- Mirant begins commercial operation of 298-megawatt natural gas-fired unit in Zeeland, Michigan.

- Mirant's 248-megawatt natural gas-fired, combined-cycle unit in Bosque County, Texas, goes on line, increasing the total output of that facility to 556 megawatts.

July

- Mirant announces plan to build 286-megawatt generating plant in the Mint Farm Industrial Park in Longview, Washington.

August

- Mirant acquires an interest in 18 natural gas- and oil-producing fields in Louisiana from Castex Energy, Inc.

October

- Mirant announces the acquisition of the majority of the gas marketing and trading business of TransCanada PipeLines Limited.



Calgary, Alberta, Canada, Mirant's Canadian Headquarters

- Mirant enters the southeastern United States with the acquisition of a 640-megawatt natural gas-fired plant in Thomaston, Georgia, and a 480-megawatt natural gas-fired plant under construction in New Port Richey, Florida.



West Georgia Generating Plant, Thomaston, Georgia

- Mirant announces plan to acquire 50 percent interest in Coyote Springs, a 280-megawatt power project near Boardman, Oregon.

November

- Mirant expands its presence in Asia with the acquisition of HEI Power Guam and its two 26.5-megawatt oil-fired steam units.

December

- Mirant signs an agreement to sell its 44.8 percent ownership position in Bewag in Berlin for $1.63 billion. The sale was completed in February 2002.

- Mirant acquires Hyundai Energy Company Ltd. and announces plan to build a 520-megawatt combined-cycle power plant in Yulcheon, Korea.

- Moody's Investors Service downgrades Mirant's credit rating to below investment grade. Standard & Poor's affirms Mirant's investment grade credit rating, saying the company has a stable outlook.*

- Demonstrating its commitment to credit quality and balance sheet strength, Mirant issues an additional 60 million shares of common stock, with total proceeds of $759 million after issuance costs.

**Please note that Mirant's credit ratings are not a recommendation to buy, sell, or hold its securities. Additionally, credit ratings are subject to revision or withdrawal at any time by the assigned rating organization and each rating should be evaluated independently of any other rating.*



President and Chief Executive Officer Marce Fuller

To Our Shareholders:

For Mirant, 2001 was a year of contradictions.

We executed our strategy, met our goals, and delivered results.

It's hard to believe that we can deliver record earnings and still have negative stock price performance. During the month of December, our share price declined by more than a third, in part because of investor reaction to Enron's collapse and Moody's sudden and unexpected downgrade of Mirant's credit rating.

Mirant's stock price began to decline in May – reflecting the effects of low commodity prices, low price volatility, mild weather, and a soft economy. While I am disappointed in our stock price, I continue to see the opportunity for Mirant. Even in this market environment, we see opportunities to deliver value by providing reliable, cost-effective energy to our customers.

Despite our stock's performance, 2001 was a year of significant achievement for Mirant. Among the highlights:

- We defined Mirant's mission, vision, and values and launched the company's new corporate identity in January.
- In April, Mirant successfully completed its full spin from Southern Company.
- Quarter after quarter, the company delivered on its earnings guidance, achieving record results for the year.
- Mirant increased its balanced asset portfolio by nearly 2,000 megawatts of generating capacity and a net increase of 1.2 billion cubic feet per day of natural gas production.
- In its first year as a publicly held company, Mirant was named to the Fortune 500 and the S&P 500 and was ranked the eighth largest company in Georgia.

By almost any metric, Mirant successfully delivered on its promise to achieve results.

Record earnings

For year-end, earnings from operations were $683 million or $1.95 per diluted share – an 87 percent increase over 2000 earnings from operations. Year-end results exclude a number of one-time events that affected earnings. Net income for the year, including the effects of these items, was $568 million, or $1.63 per diluted share, a 58 percent increase over 2000 net income.

Mirant continues to be one of the leading competitive energy companies in the world.

North America

In North America, Mirant significantly expanded its gas position – announcing major acquisitions in Canada and Louisiana. Mirant is now Canada's largest natural gas marketer and the largest natural gas exporter to the United States. It's a strong position for Mirant, as natural gas will be the fuel of choice for years to come. The company began commercial operation at generating plants in Michigan and Texas and entered the southeastern United States with acquisitions in Georgia and Florida. Mirant's integrated business model combines the physical ownership and control of generating and natural gas assets with energy risk management and marketing. This integrated model enables the company to effectively manage risks inherent to the energy business – including fuel prices, energy demand, and weather – and to optimize the value of its diverse portfolio of generating plants and gas assets.



Mirant's First Production Acquisition. Pam Pierce, president of Mirant's Energy Capital group, inspects a gas and oil production facility in Louisiana. In August 2001, Mirant acquired an interest in 18 natural gas- and oil-producing fields.

The Caribbean

Mirant's operations in the Caribbean grew during 2001. We completed an 80 percent acquisition of Jamaica Public Service Company and made a strategic investment in Curaçao. Serving some 500,000 retail customers, with a net ownership of approximately 1,000 megawatts, Mirant's businesses in the Caribbean provide solid, stable returns.

Europe

We completed a restructuring of the Hyder acquisition, integrating that company's electric distribution business into our operations at Western Power Distribution, resulting in an electricity distribution business that serves 2.4 million customers in southwest England and South Wales. The combined company continues to deliver excellent results. We also continued to make progress on greenfield development projects in Italy and Norway.

In December, we announced the sale of Mirant's interest in Bewag, an integrated utility serving Berlin. This sale closed in February 2002, bringing in $1.63 billion, a 26 percent premium over the amount Mirant paid to acquire its stake in Bewag. Following repayment of debt, after-tax cash proceeds were approximately $1 billion.

As part of Mirant's new business plan announced in January 2002, we are exiting our energy risk management and marketing operation in Europe, which will ultimately reduce annual expenses by some $50 million.

Asia

In Asia, we made acquisitions in Korea and Guam. Mirant also established an agreement with China's State Power Corporation and opened offices in Shanghai and Seoul. The company anticipates that Asian operations will experience earnings growth through additional power sales from its Sual plant and the addition of Ilijan, a 1,251-megawatt gas-fired generating plant in the Philippines, scheduled for commercial operation in 2002.

Mirant is one of Asia's largest independent power producers, with approximately 3,200 megawatts of generation in the Philippines, China, and Guam. Mirant continues to be a low-cost producer in the region. The company's revenues are primarily tied to long-term contracts and linked to the U.S. dollar.

Market realities

Despite Mirant's strong performance around the world, a number of external market forces affected our business plan:

- The events surrounding September 11 and the global recession
- Low commodity prices and low price volatility in North America
- The collapse of Enron, which significantly decreased investor confidence in the competitive energy sector
- The sudden and unexpected downgrade of Mirant's credit rating on December 19 by Moody's, which increased our cost of capital and the amount of collateral required to support our risk management business



Mirant Drives Global Economies. (From left) Rodger Johnson and Collin Cover of Grand Bahama Power Company review operations at Grand Bahama Shipyard Limited, the largest shipyard in the Bahamas and one of Grand Bahama Power Company's largest customers.

Tough times demand tough action

Obviously, Mirant is operating in a completely different market environment than it faced just one year ago. However, Mirant is taking quick and decisive action to help provide for the company's long-term success. We're cutting capital expenses, reducing costs, and selling less-strategic assets.

Mirant has already taken steps to improve its liquidity and balance sheet position:

- Issued 60 million shares of common equity in December 2001 to raise $759 million
- Significantly reduced the five-year capital budget – from approximately $23 billion to $5 billion
- Deferred or canceled numerous construction projects in the United States
- Announced plan to sell assets expected to yield $1.6 billion in 2002, including the more than $1 billion received from the sale of our share in Bewag
- Announced plan to reduce annual expenses by $75 million in 2002 and $150 million in 2003

We have a business plan that focuses on increasing balance sheet strength and cash flow from operations. In fact, this new plan can be executed without returning to the capital markets for new debt or equity over the five-year planning horizon.

Our company's future success is based on four key factors:

The underlying value of Mirant's extensive and diversified asset base

Mirant is in the business to produce, sell, and deliver reliable energy products and services to our customers. Assets are critical to success in meeting our customers' needs. In fact, approximately 90 percent of Mirant's profitability in 2001 was attributable to our assets. Mirant's assets include:

- Net ownership of 13,600 megawatts of generating capacity in the United States, which ranks Mirant among the "Top Three" owners of unregulated generation and one of the "Top 15" electricity producers in the country, including traditional regulated utilities
- The location of Mirant's assets, which are close to large, power-consuming population centers, including San Francisco, Washington, D.C., and New York City
- Mirant's profitable and stable franchise businesses in the United Kingdom and the Caribbean
- Mirant's leadership position as an energy provider in Asia, where we own approximately 3,200 megawatts of generating capacity in the Philippines, China, and Guam
- Mirant's gas portfolio of 3.9 billion cubic feet per day of natural gas production, 6.4 billion cubic feet per day of firm transportation, and nearly 60 billion cubic feet of storage

The validation of our integrated business model

The events of the past year have further validated our integrated business model. By integrating ownership and control of generation and natural gas assets with risk management and marketing, Mirant manages the risk associated with fuel prices, weather, and energy demand. The integrated business model ensures that we deliver physical products to our customers at the price we promise and at the point on the network where we promise to make the delivery.



Strategic Growth in the Philippines. Mirant is partnering with Korea Electric Power Corporation (KEPCO), Mitsubishi Corporation, and Kyushu Electric Corporation to build and operate the first gas-fired plant in the Philippines. Betty Lam of Mirant's Asia-Pacific business unit and Won Kyung Sung of KEPCO Ilijan Corporation survey the Ilijan construction site.

A realistic and prudent business plan

3 We quickly put in place a plan to respond to prevailing market conditions. We are selling less-strategic assets. We are reducing annual operating costs worldwide. We have canceled or deferred construction of some generating plants. However, while we have scaled back our development plan, Mirant has not changed its fundamental business. We remain committed to being a leading competitive energy provider.

A commitment to the Mirant Mindset

4 At Mirant, we firmly believe that how we achieve results is just as important as the business successes we achieve. We've built our company on a foundation of values called the Mirant Mindset. These values demand integrity in all our actions, including our dealings with investors, customers, partners, and employees.

At Mirant, it's not just what we achieve, but also how we achieve it.

Mirant has consistently demonstrated its ability to deliver results in virtually any market environment. And we have acted quickly to do the right things – which can mean doing the hard things – to manage our business.

I am confident in Mirant's ability to **See the Opportunity**℠ in the competitive energy sector and to act on those opportunities to deliver shareholder value. And while the results of the past few months have overshadowed the company's achievements for the year, I want to recognize Mirant employees worldwide for their accomplishments during 2001. The inventiveness and drive of our employees – combined with our unwavering commitment to integrity – are critical to Mirant's continued success.

Marce Fuller

Marce Fuller
President and Chief Executive Officer
March 11, 2002

Special Note Regarding Foward-Looking Statements

The information presented in Mirant's 2001 Annual Report includes forward-looking statements, in addition to historical information. These statements involve known and unknown risks and relate to future events, Mirant's future financial performance, or projected business results. In some cases, forward-looking statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors, which include: (1) legislative and regulatory initiatives regarding deregulation, regulation, or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the markets of our subsidiaries and affiliates; (3) our pursuit of potential business strategies, including acquisitions or dispositions of assets or internal restructuring; (4) state, federal, and other rate regulations in the United States and in foreign countries in which our subsidiaries and affiliates operate; (5) changes in or application of environmental and other laws and regulations to which we and our subsidiaries and affiliates are subject; (6) political, legal, and economic conditions and developments in the United States and in foreign countries in which our subsidiaries and affiliates operate; (7) financial market conditions and the results of our financing efforts; (8) changes in market conditions, including developments in energy and commodity supply, volume and pricing, and interest rates; (9) weather and other natural phenomena; (10) performance of our projects undertaken and the success of our efforts to invest in and develop new opportunities; (11) developments in the California power markets, including, but not limited to, governmental intervention, deterioration in the financial condition of our counterparties, default on receivables due, and adverse results in current or future litigation; (12) the direct or indirect effects on our business, including the availability of insurance resulting from the terrorist actions on September 11, 2001, or any other terrorist actions or responses to such actions, including, but not limited to, acts of war; (13) the direct or indirect effects on our business resulting from the financial difficulties of Enron, or other competitors of Mirant, including, but not limited to, their effects on liquidity in the trading and power industry, and its effects on the capital market's views of the energy or trading industry and our ability to access the capital markets on the same favorable terms as in the past; (14) the direct or indirect effects on our business of a lowering of our credit rating (or actions we may take in response to changing credit ratings criteria), including increased collateral requirements to execute our business plan, demands for increased collateral by our current counterparties, refusal by our current or potential counterparties to enter into transactions with us, and our inability to obtain credit or capital in amounts or on terms favorable to us; and (15) other factors discussed in our Form 10-K/A for the fiscal year ended December 31, 2001, and our other reports filed from time to time with the SEC.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We expressly disclaim a duty to update any of the forward-looking statements contained herein.

Financial Section
Table of Contents

TERM	MEANING
Alicurá	Hidroeléctrica Alicurá S. A.
ALJ	Administrative law judge
APB	Accounting Principles Board
Bewag	Bewag AG
Birchwood	Birchwood Power Partners, L.P.
BP	BP, p.l.c.
Brazos	Brazos Electric Power Cooperative
CAISO	California Independent System Operator
Castex	Castex LaTerre, Inc.
CEMIG	Companhia Energetica de Minas Gerais
CPUC	California Public Utilities Commission
DWR	California Department of Water Resources
EDELNOR	Empresa Eléctrica del Norte Grande S.A.
EITF	Emerging Issues Task Force
Enron	Enron Corporation and its affiliates
EPA	U.S. Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fitch	Fitch, Inc.
GAAP	Generally accepted accounting principles
Grand Bahama Power	Grand Bahama Power Company
Hyder	Hyder Limited
IRS	Internal Revenue Service
JPSCo	Jamaica Public Service Company Limited
LIBOR	London InterBank Offered Rate
Mirant	Mirant Corporation and its subsidiaries
Mirant Americas Energy Capital	Mirant Americas Energy Capital, LP
Mirant Americas Energy Marketing	Mirant Americas Energy Marketing, LP
Mirant Canada Energy Marketing	Mirant Canada Energy Marketing, Ltd.
Mirant Americas Generation	Mirant Americas Generation, LLC
Mirant Asia-Pacific	Mirant Asia-Pacific Ventures, Inc.
Mirant California	Mirant California, LLC
Mirant Delta	Mirant Delta, LLC
Mirant Mid-Atlantic	Mirant Mid-Atlantic, LLC
Mirant New York	Mirant New York, Inc., Mirant New York Investments, Inc. and subsidiaries
Mirant Potrero	Mirant Potrero, LLC
Moody's	Moody's Investors Service
MW	Megawatts
NPC	National Power Corporation
OCI	Other Comprehensive Income
OTC	Over-the-counter
Pacific Gas and Electric	Pacific Gas and Electric Co.
Pan Alberta	Pan Alberta Gas, Ltd.
Pepco	Potomac Electric Power Company
Perryville	Perryville Energy Partners, LLC
PowerGen	The Power Generation Company of Trinidad and Tobago
PPL	PPL Corporation
PUHCA	Public Utility Holding Company Act of 1935, as amended
PURPA	Public Utility Regulatory Policies Act of 1978, as amended
PX	California Power Exchange Corporation
RMR	Reliability-Must-Run
SCE	Southern California Edison Co.
SEC	Securities and Exchange Commission
SE Finance	SE Finance Capital Corporation
SFAS	Statement of Financial Accounting Standards
Shajiao C	Guangdong Guanghope Power Company Limited
SIPD	Shandong International Power Development Company Limited
Southern	Southern Company
S&P	Standard & Poor's
State Line	State Line Energy, L.L.C.
Teesside	Teesside Power Station
The Company	Mirant Corporation and its subsidiaries
TransCanada	TransCanada PipeLines Limited
UK	United Kingdom
Vastar	Vastar Resources Inc.
WPD	Western Power Distribution group headed by WPD 1953 Limited
WPD South Wales	Western Power Distribution (South Wales) plc
WPDL	WPD Limited

Selected Financial Data

The following tables present our selected consolidated financial information. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto. The consolidated statement of income and cash flow data for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 and the selected balance sheet data as of December 31, 2001, 2000, 1999, 1998, and 1997 are derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The historical financial information may not be indicative of our future performance and does not reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

The following selected financial information should also be read in light of the following:

- Our operating revenues declined in 1998 due to our contribution on January 1, 1998, of our power marketing and risk management activities to Mirant Americas Energy Marketing, our marketing and risk management joint venture with Vastar formed in September 1997. When the joint venture was formed in September 1997, we contributed only our gas marketing and risk management assets to the venture. Prior to the formation of the joint venture, our marketing and risk management activities were wholly owned and consolidated. From January 1, 1998 until August 9, 2000, the day prior to our effective acquisition of Vastar's 40% interest in Mirant Americas Energy Marketing, we accounted for this joint venture under the equity method of accounting. For 1997, operating revenues would have been $1.768 billion if we had not consolidated our marketing and risk management operations. Effective August 10, 2000, we acquired Vastar's 40% interest in Mirant Americas Energy Marketing, which is now wholly owned and consolidated in our financial statements on a prospective basis.

- The write-down for 1998 includes write-downs of our investments in our Argentine subsidiary, Alicurá, and our Chilean subsidiary, EDELNOR, to adjust for the difference between the carrying value of the assets and the fair market value. The write-down for 1999, 2000 and 2001 includes further write-downs of our investments in Alicurá, prior to it being sold in 2000, and EDELNOR, prior to it being sold in 2001, to maintain the carrying value at the fair market value, as well as our interest in a $31 million write-down at WPD relating to impaired metering assets.

- In connection with our separation from Southern, we transferred two of our subsidiaries, SE Finance and Capital Funding, to Southern and redeemed Southern's share of our Series B preferred stock on March 5, 2001. As a result of the transfer, Southern has assumed responsibility for all obligations of SE Finance and Capital Funding. On April 2, 2001, Southern distributed its remaining 80% interest in Mirant to Southern's stockholders. As a result, we have included the historical results of operations of the related subsidiaries as a discontinued operation.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in millions except per share data)				
Income Statement Data:					
Operating revenues	**$31,502**	$13,315	$2,265	$1,819	$3,750
Operating expenses:					
Cost of fuel, electricity, and other products	**28,434**	11,437	934	891	2,887
Maintenance	**141**	136	116	80	74
Depreciation and amortization	**396**	317	270	221	182
Selling, general, and administrative	**974**	512	248	160	188
Impairment loss	**85**	18	60	308	–
Other	**453**	231	193	164	147
Operating income (loss)	**1,019**	664	444	(5)	272
Other income (expense), net:					
Interest income	**129**	187	172	146	138
Interest expense	**(560)**	(615)	(501)	(430)	(345)
Gain on sales of assets, net	**4**	20	313	41	24
Equity in income of affiliates	**245**	196	110	135	58
Receivables recovery	**10**	–	64	29	–
Other, net	**38**	50	72	29	33
Total other (expense) income	**(134)**	(162)	230	(50)	(92)
Income (loss) from continuing operations before income taxes and minority interest	**885**	502	674	(55)	180
Provision (benefit) for income taxes:					
Continuing operations	**260**	86	129	(123)	27
Windfall profits tax(1)	**–**	–	–	–	148
Minority interest	**62**	84	183	80	29
Income (loss) from continuing operations	**563**	332	362	(12)	(24)
Income from discontinued operations, net of income tax benefit of $3 in 2001, $20 in 2000, $15 in 1999, $22 in 1998, and $10 in 1997	**5**	27	10	12	8
Net income (loss)	**$ 568**	$ 359	$ 372	$ –	$ (16)
Earnings per share information:					
Diluted:					
From continuing operations	**$1.62**	$1.15	$1.33	$(0.04)	$(0.09)
From discontinued operations	**0.01**	0.09	0.04	0.04	0.03
Net income (loss)	**$1.63**	$1.24	$1.37	$ –	$(0.06)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
			(in millions)		
Statement of Cash Flows Data:					
Cash flow from operating activities	**$ 311**	$ 961	$ 573	$ 469	$ 293
Cash flow from investing activities	**(2,859)**	(2,831)	(2,179)	(1,601)	(4,232)
Cash flow from financing activities	**2,317**	2,718	1,286	1,295	4,177
Other Operating Data (Unaudited):					
EBITDA(2)	**$ 1,660**	$ 1,177	$ 824	$ 351	$ 512

	As of December 31,				
	2001	2000	1999	1998	1997
			(in millions)		
Balance Sheet Data:					
Cash and cash equivalents	**$ 836**	$ 1,049	$ 323	$ 561	$ 398
Property, plant, and equipment, net	**7,847**	5,681	6,025	4,691	4,255
Investments	**2,244**	1,797	1,490	1,540	1,159
Total assets	**22,754**	24,136	13,863	12,054	10,630
Subsidiary obligated mandatorily redeemable preferred securities(3)	**-**	950	1,031	1,033	682
Non-recourse debt(4)	**5,932**	6,136	6,202	5,101	4,615
Notes payable to Southern	**-**	–	–	926	830
Total long-term debt	**5,824**	5,596	4,954	3,919	3,689
Total debt	**8,483**	7,086	7,152	6,027	5,445
Company obligated mandatorily redeemable securities of a subsidiary holding solely parent company debentures	**345**	345	–	–	–
Stockholders' equity	**5,498**	4,136	3,102	2,642	2,132

(1) In 1997, the United Kingdom imposed a windfall profits tax on the United Kingdom's privatized utilities.

(2) EBITDA represents our operating income (loss) plus depreciation and amortization and our equity in income of affiliates. EBITDA excludes the impact of minority interests. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(3) This total of $950 million was preferred securities and capital securities issued by special purpose financing subsidiaries held by Capital Funding, the proceeds of which were loaned to Southern. Southern paid interest on subordinated notes issued in favor of the financing subsidiaries, which payments were used to pay dividends on those preferred securities. In addition, Southern guaranteed payments due under the terms of those securities. These securities were non-recourse to us. In connection with our separation from Southern, Capital Funding was transferred to Southern on March 5, 2001.

(4) This debt is non-recourse to us but is recourse to the applicable subsidiaries and their assets.

Effects of Certain Organizational Changes

Our financial condition and results of operations should be read in light of the following organizational changes. Future results of operations may not be comparable to the historical amounts presented.

Our consolidated financial statements for 2000 and 1999 include allocations to us of certain Southern corporate assets, including pension assets; liabilities, including profit sharing, pension and non-qualified deferred compensation obligations; and expenses, including centralized engineering services, legal, accounting, human resources and insurance services, information technology services and other Southern corporate and infrastructure costs. The expense allocations, which we believe meet the requirements of PUHCA, have been determined on bases that Southern and we considered to be reasonable reflections of the utilization of the services provided to us or the benefit received by us. The expense allocation methods include relative sales, investment, headcount, square footage, transaction processing costs, adjusted operating expenses and others.

In connection with our separation from Southern, we transferred two of our subsidiaries, SE Finance and Capital Funding, to Southern and redeemed Southern's share of our Series B preferred stock on March 5, 2001. As a result of the transfer, Southern has assumed responsibility for all obligations of SE Finance and Capital Funding. On April 2, 2001, Southern distributed its remaining 80% interest in Mirant to Southern's stockholders.

In March 2001, we, through our wholly owned subsidiaries, acquired 80% of the outstanding shares of JPSCo for $201 million. JPSCo, which was formerly owned and operated by the Jamaican government, is a vertically integrated electric utility on the island of Jamaica. JPSCo operates under a 20-year All-Island Electric License, is under the direction of the Ministry of Mining and Energy and is subject to monitoring and rate regulation by the Office of Utilities Regulation.

In June 2001, we purchased an additional 18.8% interest in Bewag for approximately $448 million. Bewag is an electric utility serving over 2 million customers in Berlin, Germany. This additional purchase gave us a 44.8% ownership interest in Bewag and joint control of the company with Hamburgische Electricitaets-Werke AG. In December 2001, we announced that we had entered into an agreement in which Vattenfall AB (or its affiliate) would buy our 44.8% ownership interest in Bewag for approximately $1.63 billion. The sale was completed on February 11, 2002. We received more than $1.05 billion in net proceeds after repayment of approximately $550 million in debt associated with our Bewag investment. The net proceeds were used for general corporate purposes, capital expenditures and repayment of certain drawn balances on revolving credit facilities.

In August 2001, we acquired a 75% working interest in 18 natural gas and oil producing fields as well as 206,000 acres of mineral rights in southern Louisiana from Castex and a number of its affiliates for approximately $162 million. Castex, a privately held Houston-based oil and gas producer, will retain an interest in the properties and will continue to operate them.

In December 2001, we acquired the majority of the gas marketing business of TransCanada for approximately $120 million. The transaction included the purchase of the majority of TransCanada's natural gas marketing business and the related natural gas transportation and storage contracts. TransCanada also sold to us the "netback pool," which markets the aggregated supply from 550 Canadian natural gas producers.

In December 2001, we completed the sale of our interest in EDELNOR for total consideration of $4.5 million. Our sale of EDELNOR resulted in a reduction of our long-term debt of approximately $346 million.

Our operating revenues and expenses are primarily driven by the operations of our controlled subsidiaries, which are consolidated for accounting purposes. Significant consolidated subsidiaries include Mirant Americas Generation, Mirant Americas Energy Marketing and Mirant Asia-Pacific's Philippines operations. Investments in companies over which we exercise significant influence but do not control are accounted for using the equity method of accounting and, accordingly, the operating results of these entities impact other income in the form of equity in income of affiliates. Major affiliates accounted for using the equity method at December 31, 2001, include Bewag in Germany, WPD and WPDL in the UK, SIPD and the Shajiao C facility in China, PowerGen, and CEMIG in Brazil.

In August 2000, we acquired the remaining 40% interest in Mirant Americas Energy Marketing, which was previously accounted for under the equity method and is now consolidated in our financial statements, and in December 2000, we deconsolidated WPD. Due to these and other events, some items in our financial statements have been significantly affected and therefore affect period to period comparisons.

The financial information presented may not be indicative of our future financial position, results of operations or cash flows or of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for all of the periods presented.

Results of Operations

Year Ended December 31, 2001, as Compared to Year Ended December 31, 2000

Operating revenues. Our operating revenues were $31,502 million in 2001, an increase of $18,187 million, or 137% from 2000. The following are some of the factors that were responsible for the increase in operating revenues:

- Revenues from generation and energy marketing products were $30,979 million in 2001, an increase of $18,163 million, or 142% from 2000. This increase resulted primarily from the combination of unusually high prices for natural gas and power in the first quarter of 2001, increased market demand for natural gas and power in the western United States and the inclusion of revenues from Mirant Americas Energy Marketing which was consolidated in our financial statements beginning in August 2000 after we completed our acquisition of the remaining 40% interest. The increases in revenues were also attributable to the contribution of the plants we acquired in Maryland and Virginia in December 2000 and the commencement of operations at our Wisconsin plant in May 2000, at our Michigan plant in June 2001 and at our Texas plant for the first and second phases in June 2000 and 2001, respectively. In addition, the 2000 amounts reflect provisions taken related to revenues from our California operations under RMR contracts.

- Distribution and integrated utility revenues were $475 million in 2001, a decrease of $2 million from 2000. This decrease was attributable to the deconsolidation of WPD effective December 2000 and was offset by operations from JPSCo after the acquisition of our 80% interest in March 2001.

- Other revenues were $48 million in 2001, an increase of $26 million, or 118% from 2000. This increase resulted primarily from higher coal sales from our Australian coal operations and revenues related to gas and oil production from our Castex acquisition in August 2001.

Operating expenses. Our operating expenses were $30,483 million, an increase of $17,832 million or 141% from 2000. The following factors were responsible for the increase in operating expenses:

- Cost of fuel, electricity and other products was $28,434 million in 2001, an increase of $16,997 million or 149% from 2000. This increase resulted primarily from the combination of unusually high prices for natural gas in the first quarter of 2001, increased market demand for natural gas and power in the western United States and the inclusion of expenses from Mirant Americas Energy Marketing which was consolidated in our financial statements beginning in August 2000 after we completed our acquisition of the remaining 40% interest. The increase was also attributable to additional costs from the plants we acquired in Maryland and Virginia in December 2000, our acquisition of an 80% interest of JPSCo in March 2001 and the commencement of operations at our Wisconsin plant in May 2000, at our Michigan plant in June 2001 and at our Texas plant for the first and second phases in June 2000 and 2001, respectively.

- Maintenance expense and depreciation and amortization expenses were $537 million in 2001, an increase of $84 million or 19% from 2000. This increase resulted primarily from the plants we acquired in Maryland and Virginia in December 2000, the operations from JPSCo after our acquisition of an 80% interest in March 2001 and the commencement of operations at our Wisconsin plant in May 2000, at our Michigan plant in June 2001 and at our Texas plant for the first and second phases in June 2000 and 2001, respectively. The increase was offset somewhat by the deconsolidation of WPD effective December 2000.

- Selling, general and administrative expenses were $974 million in 2001, an increase of $462 million or 90% from 2000. This increase primarily resulted from expenses associated with the operations of the plants we acquired in Maryland and Virginia in December 2000, the operations of JPSCo after our acquisition of an 80% interest in March 2001 and the inclusion of Mirant Americas Energy Marketing in our consolidated financial statements beginning in August 2000 after completing our acquisition of the remaining 40% interest. The increase was also attributable to provisions taken in relation to uncertainties in the California power market, provisions taken related to amounts due from Enron as a result of their bankruptcy in December 2001 and a reduction of bad debt expense in 2000 related to the Shajiao C venture. The increase was partially offset by the deconsolidation of WPD effective December 2000 and costs related to our transition to a publicly traded company recorded in 2000.

- Impairment loss was $85 million in 2001, primarily attributable to the $83 million write-off of our investment in our Chilean subsidiary, EDELNOR, taken in 2001.

- Other operating expense was $453 million in 2001, an increase of $222 million or 96% from 2000. The majority of this increase resulted from expenses (primarily lease expense) related to the plants we acquired in Maryland and Virginia in December 2000, the operations from JPSCo after our acquisition of an 80% interest in March 2001 and increased property taxes. The increase was offset partially by the deconsolidation of WPD effective December 2000.

Total other income (expense). Other expense was $134 million in 2001, a decrease of $28 million or 17% from 2000. The decrease resulted primarily from an increase in equity in income of affiliates of $49 million or 25% from 2000. The increase was primarily due to income from WPD after its deconsolidation effective December 2000 and income from WPD South Wales after our acquisition of Hyder. This increase was also due to additional income from our increased ownership in Bewag and was reduced by provisions taken at WPD related to its investment in Teesside and by lower earnings from our Shajiao C venture as a result of forced outages. In addition, 2000 amounts include net income from Mirant Americas Energy Marketing prior to its consolidation in August 2000 after we acquired the remaining 40% interest.

Provision for income taxes. The provision for income taxes was $260 million in 2001, an increase of $174 million or 202% from 2000. This increase is primarily due to the substantial increase in income generated by the Americas Group. The increase also includes additional provisions related to our consolidated tax position taken in 2001. The increase was offset somewhat by a United States income tax expense in 2000 related to our investment in Bewag. As overall domestic earnings increased, taxes associated with our permanently deferred earnings from our foreign subsidiaries decreased as a percent of our total tax provision, reducing the positive impact of the permanent deferral of foreign earnings on our effective rate as compared to 2000.

Minority interest. Minority interest was $62 million in 2001, a decrease of $22 million or 26% from 2000. The decrease was primarily due to the deconsolidation of WPD effective December 2000, offset by the accrued dividends on the trust preferred securities issued in September 2000 and income from the operations of JPSCo after our acquisition of an 80% interest in March 2001.

Earnings. Our consolidated income from continuing operations was $563 million in 2001, an increase of $231 million or 70% from 2000. Adjusting for the write-off of our Chilean investment of $54 million taken in 2001, provisions taken by the Americas and Europe Groups, totaling $66 million related to our exposure to Enron in 2001, as a result of their bankruptcy in December 2001, and costs of $34 million related to our transition to a publicly traded company recorded in 2000, our income from operations was $683 million in 2001. This represents an increase of $317 million or 87% from 2000. This excludes the net income from our discontinued operations (SE Finance) of $5 million and $27 million in 2001 and 2000, respectively. The increase in income from continuing operations is attributable to our business segments as follows:

- Americas: Income from continuing operations for the Americas Group totaled $493 million in 2001. This represents an increase of $316 million from 2000 and is primarily attributable to the contribution of the plants we acquired in Maryland and Virginia in December 2000, the operations from JPSCo after our acquisition of an 80% interest in March 2001, and the commencement of operations at our Wisconsin plant in May 2000, our plant in Michigan in June 2001, and the first and second phases of our Texas plant in June 2000 and 2001, respectively. The increase was also attributable to increased price volatility and market demand for natural gas and power in the United States and natural gas in Canada during the first six months of 2001. This increase was partially offset by approximately $147 million ($245 million pretax) which was provided in relation to the uncertainties in the California power market in 2001. The total amount of provisions made during 2000 and 2001 in relation to these uncertainties was approximately $177 million ($295 million pretax). As of December 31, 2001, the total amount owed to us by the CAISO and the PX was approximately $361 million. In addition, the increase was offset by the net write-off of $54 million ($83 million pretax) related to our investment in EDELNOR and $40 million ($68 million pretax) which was provided in relation to amounts due from Enron as a result of their bankruptcy in December 2001. The increase was further offset by a loss of $44 million ($74 million pretax) in 2001 on an energy requirements contract primarily resulting from new market regulatory requirements. We believe that we have adequately provided for estimated future losses under this contract, which terminates at the end of 2003; however, we are subject to subsequent regulatory and commercial risks under this contract and no assurance can be given that additional losses will not occur.
- Europe: Income from continuing operations from the Europe Group totaled $99 million in 2001, an increase of $17 million from 2000. The increase is due to increased earnings from WPD primarily from the WPD South Wales electricity distribution business and a gain on the sale of assets, offset by the write-off of approximately $20 million related to WPD's investment in Teesside as a result of the Enron bankruptcy. This increase was also due to additional income from our increased ownership in Bewag. These increases were offset by net losses from the energy marketing operations including $6 million ($9 million pretax) which was provided in relation to amounts due from Enron and its affiliates as a result of Enron's European affiliates' insolvency in December 2001. On February 11, 2002, we completed the sale of our interest in Bewag for approximately $1.63 billion.
- Asia-Pacific: Income from continuing operations from the Asia-Pacific Group totaled $190 million in 2001, a decrease of $14 million from 2000. The decrease in net income includes lower earnings from our Shajiao C venture due to a forced outage and higher earnings in 2000 as a result of a reduction of bad debt expense related to the Shajiao C venture. These amounts were partially offset by additional income due to the commencement of the energy supply business in the Philippines and higher income from SIPD in 2001.
- Corporate: After-tax corporate expenses produced a net loss from continuing operations of $219 million in 2001, an increase of $88 million from 2000. The increase reflects the dividends on the trust preferred securities, increased advertising, additional tax provisions related to our consolidated tax position, and increased interest expense on corporate borrowings used to fund acquisitions and working capital and various other corporate expenses. The 2000 amount includes $34 million in costs related to transitioning to a publicly traded company.

Year Ended December 31, 2000, as
Compared to Year Ended December 31, 1999

Operating revenues. Our operating revenues were $13,315 million in 2000, an increase of $11,050 million, or 488%, from 1999. The following factors were primarily responsible for the increases in operating revenues:

- Revenues from generation and energy marketing products were $12,816 million in 2000, an increase of $11,729 million, or 1079%, from 1999. This increase resulted primarily from our acquisition of Vastar's 40% interest in Mirant Americas Energy Marketing effective August 2000, which is now consolidated in our financial statements. The increase in revenue was also attributable to a full year of operations from our plants in California and New York, increased market demand in California, as well as the commencement of commercial operations of new plants in North America and a full year of operations from our Sual plant in the Philippines. This increase was reduced somewhat for provisions taken related to revenues from our California operations under RMR contracts.

- Distribution and integrated utility revenues were $477 million in 2000, a decrease of $666 million, or 58%, from 1999. This decrease resulted from a reduction in revenues at WPD associated with the September 1999 sale of the SWEB supply business.

Operating expenses. Operating expenses were $12,651 million in 2000, an increase of $10,830 million, or 595%, from 1999. The following factors were primarily responsible for the increases in operating expenses:

- Cost of fuel, electricity and other products was $11,437 million in 2000, an increase of $10,503 million, or 1,125%, from 1999. This increase resulted primarily from our acquisition of the remaining 40% of Mirant Americas Energy Marketing, which is now consolidated in our financial statements. This increase was also attributable to a full year of operations from our plants in California and New York, higher natural gas prices and increased electricity market demand in the western United States, as well as the commencement of commercial operations of new plants in North America, partially offset by the sale of the SWEB supply business.

- Maintenance expense was $136 million in 2000, an increase of $20 million, or 17%, from 1999. This increase was due to a full year of operations from our plants in California and New York, commencement of commercial operations of new plants in North America and a full year of operations from our Sual plant in the Philippines. This increase was partially reduced due to the deconsolidation of WPD effective December 2000.

- Depreciation and amortization expense was $317 million in 2000, an increase of $47 million, or 17%, from 1999. This increase was due to the acquisition of the remaining 40% of Mirant Americas Energy Marketing, which is now consolidated in our financial statements, a full year of operations from our plants in California and New York, commencement of commercial operations of new plants in North America and a full year of operations from our Sual plant in the Philippines. This increase was partially offset by WPD's sale of the SWEB supply business and the write-down of metering assets in 1999, as well as the deconsolidation of WPD effective December 2000.

- Selling, general and administrative expense was $512 million in 2000, an increase of $264 million, or 106%, from 1999. The increase resulted from the acquisition of the remaining 40% of Mirant Americas Energy Marketing, which is now consolidated in the financial statements, additional variable marketing costs paid to Mirant Americas Energy Marketing (prior to our acquisition of the remaining 40% of Mirant Americas Energy Marketing from Vastar), a full year of operations from the plants in California, New York and Sual in the Philippines, as well as a provision taken in relation to the California receivables. This increase was offset partially by the sale of the SWEB supply business and a loan receivable provision recorded in 1999 that related to our operations in China, as well as the deconsolidation of WPD effective December 2000.

- Write-down of assets was $18 million in 2000, a decrease of $42 million, or 70%, from 1999. This decrease was primarily due to the write-down of the metering assets at WPD in 1999.

- Other operating expense was $231 million in 2000, an increase of $38 million, or 20%, from 1999. The majority of this increase resulted from a full year of operations from the plants in California and New York and additional property taxes related to the commencement of commercial operations of new plants in North America. This was partially reduced due to the deconsolidation of WPD effective December 2000.

Other Income (Expense). Other expense was $162 million in 2000, an increase of $392 million from 1999. This change was primarily due to:

- Interest expense was $615 million in 2000, an increase of $114 million, or 23%, from 1999. This increase was due to interest on additional borrowings to finance acquisitions, fund dividends paid to Southern and the commencement of commercial operations of new plants in North America, as well as a full year of operations from the Sual plant in the Philippines.

- Net gain on sale of assets was $20 million in 2000, a decrease of $293 million, or 94%, from 1999. This decrease was primarily due to the sale of the SWEB supply business in 1999 that resulted in a gain of $286 million prior to taxes and other expenses.

- Equity in income of affiliates was $196 million in 2000, an increase of $86 million, or 78%, from 1999. This increase was due to income from WPD after the deconsolidation effective December 2000, income from Mirant Americas Energy Marketing prior to the acquisition of the remaining 40% and income from WPD Limited after its acquisition of Hyder. In 1999 equity income from Bewag decreased by $50 million as a result of provisions for employee severance and early retirement. This was offset by increases related to the resolution of disputes from our operations in China. In addition, there was a devaluation of the Brazilian real in 1999 and an increase in the tariff granted by the government from our investment in Brazil during 2000.

- Income from recovery of receivables for 2000 was $0 and $64 million for 1999. This amount represents payments made by Hopewell Holdings Ltd. pursuant to a warranty claim settlement.

- Other, net was $50 million in 2000, a decrease of $22 million, or 31%, from 1999. This decrease was primarily due to $29 million of insurance proceeds received in 1999 related to the accident at the State Line facility in Indiana. The 2000 amount was also lower due to the deconsolidation of WPD. This was partially offset as a result of revenue from the sale of an option to acquire a stake in CEPA Holding Australia Pty Ltd., which expired December 2000 and the settlement of a commercial dispute with an outside advisor to our operations in Asia.

Provision for Income Taxes. The provision for income taxes was $86 million in 2000, a decrease of $43 million, or 33%, from 1999. The decrease was primarily due to approximately $76 million of tax related to the 1999 sale of the SWEB supply business and a favorable $20 million agreement reached at WPD in the first quarter of 2000 with the UK's taxing authority, Inland Revenue. This change was offset in 2000 by additional tax related to increased income generated by the Americas Group, tax expense related to our transition to a publicly traded company, as well as additional taxes related to a change in the Asia-Pacific Group's cash repatriation strategy. The tax provision was also lower due to the deconsolidation of WPD in December of 2000.

Minority Interest. Minority interest was $84 million in 2000, a decrease of $99 million, or 54%, from 1999. This decrease was primarily attributable to the sale of the SWEB supply business in the third quarter of 1999 and the deconsolidation of WPD effective December 2000. This was offset partially by increased income from operations in the Philippines and South America.

Earnings. Our consolidated net income from continuing operations was $332 million in 2000, a decrease of $30 million or 8% from 1999. This excludes the income from our discontinued operations (SE Finance) of $27 million in 2000 and $10 million in 1999. The decrease is attributable to our business segments as follows:

- Americas: Net income from the Americas Group was $177 million in 2000, an increase of $84 million, or 90%, from 1999. This increase was due to a full year of operations from the plants in California and New York and increased market demand on our generating units related to weather and transmission constraints. In addition, we had strong performance from our risk management and marketing activities in power and natural gas as well as commercial operation of new plants in North America. This was partially offset by additional provisions taken in relation to the California receivables and an estimated loss related to an energy requirements contract. This difference between 2000 and 1999 was also due to the devaluation of the Brazilian real in 1999 and an increase in the tariff granted by the government from our investment in Brazil in 2000. This was partially offset by insurance proceeds related to the 1998 accident at the State Line facility which increased 1999 net income by $14 million.

- Europe: Net income from the Europe Group was $82 million in 2000, a decrease of $88 million, or 52%, from 1999. This decrease is primarily due to the sale of the SWEB supply business in 1999, which resulted in a net gain of $78 million. Adjusting for the sale of the SWEB supply business, net income for the year ended December 31, 1999 would have been $92 million. The remainder of the decrease is the result of regulatory decreases in distribution rates, lower margins at Bewag, a fall in exchange rates and start-up costs incurred by our European marketing and risk management activities. This was offset partially by increased expenses in 1999 related to personnel reductions at Bewag.

- Asia-Pacific: Net income from the Asia-Pacific Group was $204 million in 2000, an increase of $29 million, or 17%, from 1999. The increase in net income is primarily attributable to a full year of operations from the Sual plant in the Philippines. This was partially offset by additional accrued income taxes in 2000 resulting from a change in the Asia-Pacific Group's cash repatriation strategy.

- SE Finance (Discontinued Operations): Net income was $27 million in 2000, an increase of $17 million, or 170%, from 1999. This increase is due to additional income from leases that were entered into during the fourth quarter of 1999.

- Corporate: After-tax corporate costs were $131 million in 2000, an increase of $55 million, or 131%, from 1999. This increase is due to costs in 2000 of $34 million related to our transition to a publicly traded company as well as additional compensation expenses related to the change in market value of our stock. In addition, we incurred increased interest expense related to additional corporate debt financings between the fourth quarter of 1999 and the third quarter of 2000 to fund acquisitions and dividends to Southern.

Liquidity and Capital Resources

Historically, we have obtained cash from operations, borrowings under credit facilities and issuance of senior notes, proceeds from equity issuances, capital contributions from Southern and proceeds from non-recourse project financing. These funds have been used to finance operations, service debt obligations, fund the acquisition, development and/or construction of generating facilities and distribution businesses, finance capital expenditures and meet other cash and liquidity needs.

The projects that we have developed typically required substantial capital investment. Some of the projects and assets in which we have an interest have been financed primarily with non-recourse debt that is repaid from the cash flows of such project assets. Some of this debt is secured by interests in the physical assets, major project contracts and agreements, cash accounts and, in some cases, the ownership interest in that project subsidiary. These financing structures are designed so that Mirant Corporation is not contractually obligated to repay the debt of the subsidiary, that is, the debt is "non-recourse" to Mirant Corporation and to its other subsidiaries not involved in the project or asset. However, we have agreed to undertake limited financial support for some of our subsidiaries in the form of limited obligations and contingent liabilities such as guarantees of specific obligations. To the extent we become liable under these guarantees or other agreements in respect of a particular project or asset, we may choose to use distributions we receive from other projects and assets or corporate borrowing capacity to satisfy these obligations.

Operating Activities
Net cash provided by operating activities per our consolidated statements of cash flows totaled $311 million in 2001 as compared to $961 million in 2000, a decrease of approximately 68%. This decrease was primarily due to the following items, which negatively impacted our cash flows from operations in 2001:

- We made payments in 2001 to fuel suppliers and others of approximately $140 million, which were accrued in the prior year and related to amounts owed to us and not collected from the CAISO and California PX.

- We posted $278 million of net cash collateral in 2001 compared to a net receipt of cash collateral of $45 million in 2000. The increase in 2001 is due primarily to the downgrade of our credit rating by Moody's in December 2001.

- We paid cash taxes in 2001 in excess of the current tax provision accrued as compared to 2000 due primarily to changes in estimates of taxable and nontaxable items in the fourth quarter of 2001, resulting in an overpayment of our tax liability. Any overpayments due to us as a result of these changes in estimates are expected to be received in 2002.

- We purchased additional fuel inventory of approximately $48 million for use at our Mirant Mid-Atlantic operating subsidiaries and made payments in excess of rental expense in the amount of $131 million related to our Mirant Mid-Atlantic operating leases.

These decreases in cash flows from operations compared to 2000 were partially offset by the receipt in 2001 of approximately $218 million due to a prepaid gas transaction we entered into in October. As a result of this transaction, we received payment in 2001 in exchange for financial settlements to be made over a future three-year period. Approximately 10% of the contract notional quantity will settle in 2002 and 2003, respectively, and the remaining 80% will settle in 2004. The amount of these settlements will be based on fixed notional quantities of gas at index prices on the date of each settlement. Simultaneous with entering into the prepaid gas transaction, we entered into a natural gas swap with a third-party independent to the gas transaction to fix the price of the gas to be settled under the agreement at approximately $250 million. The estimated obligation related to this transaction is recorded as other current and noncurrent liabilities in our consolidated balance sheet. The obligations under this transaction are guaranteed by Mirant Corporation.

Excluding the effects of working capital, reflected as "Changes in certain assets and liabilities, excluding effects from acquisitions" in our consolidated statements of cash flows, our operating cash flows increased by $194 million when compared to 2000 operating cash flows. This increase was due to additional dividends received from equity investments of $143 million and additional contributions to our cash from operations as a result of acquisitions and the commencement of commercial operation of new plants in 2000 and 2001. Contributions from our Pepco acquisition were reduced by the impact of after-tax cash payments made in 2001 in the amount of $204 million related to out-of-market energy delivery and power purchase agreements assumed in connection with the acquisition in December 2000.

In 2001, net income included the release of approximately $275 million in after-tax provisions recorded in connection with the Pepco acquisition. The total after-tax assumed obligation recorded in purchase accounting was $1.4 billion, which was our estimate of actual after-tax cash payments we expected to make over the term of the contracts as a result of assuming the out-of-market contracts from Pepco, based on future price and volume estimates at the time of our acquisition.

In addition to these factors, our cash from operations in 2000 included the consolidated results of WPD, as if we owned 100% of this subsidiary, in the amount of approximately $250 million. WPD was deconsolidated in December 2000, and our 49% share of dividends from this subsidiary is now reflected as dividends received from equity investments. Our share of dividends received from WPD in 2001 was $98 million. Thus, the deconsolidation of WPD resulted in a decrease of $152 million in our cash from operations as compared to the prior year.

The decrease in receivables, net of $1,076 million, excluding the effects of acquisitions, from December 31, 2000, to December 31, 2001, is primarily due to higher commodity prices in effect during December 2000, as compared to prices in effect during December 2001, offset by net cash collateral posted, as discussed above.

The decrease in accounts payable of $1,674 million, excluding the effects of acquisitions, from December 31, 2000, to December 31, 2001, is primarily due to higher commodity prices in effect during December 2000, as compared to prices in effect during December 2001, and also includes payments to fuel suppliers and others related to California, as discussed above.

Investing Activities
Net cash used in investing activities totaled $2,859 million for 2001 as compared to $2,831 million for 2000, an increase of approximately 1%. The 2001 investing activities include additional capital expenditures in North America, the acquisition of an additional 18.8% interest in Bewag in June 2001, the acquisition of 80% of JPSCo in March 2001, our investment in Castex in August 2001, our acquisition of West Georgia in August 2001 and our acquisition of the majority of TransCanada in December 2001. The 2000 investing activities include the acquisition of the Pepco assets, the Hyder acquisition and the acquisition of the remaining 40% of Mirant Americas Energy Marketing from Vastar. Cash flows from investing activities also include the repayment of notes receivable in the form of shareholder's loans to Shajiao C in the amount of $179 million in 2001 and $143 million in 2000. Of these amounts, we are entitled to $145 million and $141 million respectively, after repayments to minority shareholders.

Financing Activities
Net cash provided by financing activities totaled $2,317 million in 2001 as compared to $2,718 million for 2000, a decrease of approximately 15%. The decrease is primarily attributable to higher repayments of long-term and short-term debt, much of which was completed through refinancing of existing facilities at longer maturities. Issuances of equity, convertible debt, long-term debt and net short-term debt were $4,567 million in 2001, a 20% increase over $3,804 million in 2000. Repayments of long-term debt were $2,366 million in 2001, a 382% increase over $491 million in 2000. We have used net cash flows provided by financing activities primarily to finance investments in our subsidiaries.

Under our current plan, we expect our cash and financing needs over the next several years to be met through a combination of cash flows from operations, availability under our existing credit facilities, new non-recourse project financings and asset sales. Should market conditions improve, we would consider new debt and equity financings to fund new projects and investments. A significant part of our investments are in subsidiaries financed with project or subsidiary level indebtedness to be repaid solely from the respective subsidiary's cash flows. Subsidiaries financed in this manner are often restricted by their respective project credit documents in their ability to pay dividends and management fees periodically to us. These limitations usually require that debt service payments be current, debt service coverage and leverage ratios be met and there be no default or event of default under the relevant credit documents. There are also additional limitations that are adapted to the particular characteristics of each subsidiary and its assets.

Our cash from operations, asset sales, existing credit facilities and cash position, along with existing credit facilities at our subsidiaries, is expected to provide sufficient liquidity for working capital and capital expenditures, including letters of credit, over the next 12 months. In addition, our cash from operations will be sufficient to fund our debt service on an ongoing basis. Our liquidity could be impacted by changing prices resulting from abnormal weather, excess capacity, the inability to complete asset sales, changes in credit ratings and other factors.

Credit Ratings
As of February 28, 2002, we had investment grade credit ratings with two rating agencies and a non-investment grade credit rating with one rating agency.

On December 19, 2001, Moody's lowered its rating on our senior unsecured debt from Baa2 (investment grade) to Ba1 (non-investment grade). Moody's also lowered its rating on the following of our subsidiaries or subsidiary issues: Mirant Americas Energy Marketing, Mirant Trust I and Mirant Americas Generation. As a result of Moody's lowering its rating on our senior unsecured debt, as of February 28, 2002, we had to post additional collateral in the form of cash and letters of credit in the amount of approximately $492 million.

On December 20, 2001, S&P affirmed its investment grade credit rating of BBB– for us and our affiliates.

As of December 20, 2001, Fitch had our senior unsecured debt rated as BBB (investment grade) and our trust preferred securities rated BBB– (investment grade) with a negative watch.

While the foregoing indicates the ratings from these agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities, that the ratings may be subject to revision or withdrawal at any time by the assigning rating organization and that each rating should be evaluated independently of any other rating.

We analyze our credit quality by examining the potential impact on our ability to transact and manage the cash and other collateral needs of the business, due to market moves and potential changes to our credit ratings. Typically, credit rating moves are followed by adjustments to the credit thresholds and collateral arrangements that we afford to our counterparties and those they in turn afford to us. Credit ratings, therefore, affect our liquidity.

Our analysis focuses on the impact of a potential credit downgrade resulting in the lowering of credit thresholds currently granted to us by our counterparties. We monitor on a continuous basis the demand for guarantees, cash and other collateral based on our current portfolio positions stressed by market moves in an adverse direction, coupled with potential lowering of credit thresholds afforded to us. This type of analysis is a form of stress-testing of credit exposures of the business, and senior management is apprised of potential demands on liquidity on a periodic basis, thereby affording them the opportunity to initiate appropriate management action(s).

Common Stock
During 2000, we completed an initial public offering of 66.7 million shares of our common stock for a price of $22.00 per share. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by us, were approximately $1.38 billion.

On September 17, 2001, our Board of Directors approved the repurchase of up to 10 million shares of our common stock. The authorization was effective immediately and continued for a period of 30 days. Pursuant to the authorization, 100,000 shares of our common stock were purchased for approximately $2 million in the open market, in privately negotiated transactions and/or in block transactions.

On December 26, 2001, we completed the issuance and sale of 60 million shares of our common stock, par value $0.01 per share. The net proceeds, after underwriting discounts and commissions, were approximately $759 million.

The market price of our common stock at December 31, 2001, was $16.02 per share and the book value was $13.72 per share based on the 400,780,937 shares outstanding at December 31, 2001, representing a market-to-book ratio of 117%. As of February 28, 2002, Mirant had 166,563 holders of record.

Convertible Senior Debentures

In May 2001, we completed the issuance of $750 million of convertible senior debentures bearing an annual interest rate of 2.5%, subject to upward adjustment commencing on June 15, 2004, depending on the market price of our common stock. The debentures mature on June 15, 2021, and have an equivalent initial conversion price of $67.95 per share based on the issue price of the debentures. Holders of the debentures have the right to require us to purchase all or a portion of their debentures on June 15, 2004, June 15, 2006, June 15, 2011, and June 15, 2016, at a price equal to 100% of the principal amount plus accrued and unpaid interest. We may repurchase such securities with cash or common stock, at our election, and intend to use cash for such purposes for securities of this nature. We have the right to redeem for cash some or all of the debentures at any time after June 18, 2006 at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Convertible Trust Preferred Securities

In October 2000, Mirant Trust I closed the sale of 6.9 million convertible trust preferred securities for an initial price of $50.00 per preferred security. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by us, were $334 million.

Unless we redeem the debentures, and subject to our right to elect a cash settlement, holders of preferred securities will have the right to convert the preferred securities into shares of our common stock at any time prior to October 1, 2030. Preferred securities that have been called for redemption may only be converted on or before the business day prior to the close of business on the applicable redemption date. The preferred securities will convert into our common stock at an initial conversion rate of 1.8182 shares of common stock for each preferred security. This conversion rate is equivalent to the conversion price of $27.50 per share of our common stock. The initial conversion rate may be subject to adjustment. Upon conversion of a preferred security, a corresponding debenture held by the trust will be canceled.

Asset Sales

In February 2002, we completed the sale to an affiliate of Vattenfall AB of our 44.8% ownership interest in Bewag for approximately $1.63 billion. We received more than $1.05 billion in net proceeds after repayment of approximately $550 million in debt associated with our Bewag investment. The net proceeds were used for general corporate purposes, capital expenditures and repayment of certain drawn balances on revolving credit facilities.

In February 2002, we announced that we had entered into an agreement to sell our State Line generating facility to Dominion Resources for $182 million. The sale is expected to close in the second quarter of 2002.

Available Liquidity and Related Debt to Capitalization Ratios

The following table sets forth our available liquidity and related debt to capitalization ratios (in millions):

	Liquidity		
	As of December 31, 2001	As of January 31, 2002	As Adjusted February 28, 2002(1)
Cash at Mirant Corporation	**$ 406**	$ 214	$ 678
Cash at subsidiaries	**430**	593	393
Availability of credit facilities:			
Mirant Corporation	**867**	134	658
Mirant Americas Generation	**227**	27	227
Mirant Canada Energy Marketing	**18**	5	12
Cash at subsidiaries not available for immediate payment to parent (2)	**(294)**	(244)	(244)
Total	**$1,654**	$ 729	$1,724

(1) Based on January 31, 2002, and adjusted to give effect to the following:

- actual amounts available under credit facilities as of February 28, 2002;
- the January 31, 2002, cash balance for Mirant Corporation adjusted for the $1.05 billion of cash received from the sale of Bewag less the $595 million used to repay Mirant Corporation credit facilities; and
- the January 31, 2002, cash balance for Mirant subsidiaries less $200 million used to repay the Mirant Americas Generation credit facility

(2) Represents estimated cash at the subsidiary level that is required for operating, working capital, or investment purposes at the respective subsidiary and that is not available for immediate payment to Mirant Corporation.

The following table contains some key ratios:

	December 31, 2000	**December 31, 2001**	January 31, 2002	Pro Forma January 31, 2002(1)
Recourse Debt/Total Capital	6.8%	**17.9%**	21.5%	19.0%
Total Debt/Total Capital	63.6%	**62.2%**	62.5%	59.1%

(1) Pro forma includes completion of the Bewag sale. Bewag sale assumes a $150 million gain, repayment of approximately $550 million of related debt and use of $595 million proceeds to repay amounts drawn under our corporate revolver.

The ratios above include operating leases for Mirant Mid-Atlantic and guarantees for drawn amounts on off-balance sheet equipment procurement facilities ("equipment procurement facilities"). The Mirant Mid-Atlantic operating lease figure represents the present value of the future lease payments discounted at 10%. Mirant Corporation guarantees the obligations of the respective subsidiaries in connection with the respective equipment procurement facilities, including certain payment obligations of such subsidiaries equal to approximately 89.9% of equipment costs (including financing costs) for such equipment procurement facilities.

Debt

The following table sets forth our short-term and long-term debt as of December 31, 2000 and 2001, and January 31, 2002 (in millions):

	December 31,		January 31,
	2000	**2001**	2002
Short-Term Debt			
Mirant Corporation revolving credit facilities	$ 200	**$ -**	$ –
Mirant Americas Generation – credit facilities	945	**-**	–
Mirant Americas Energy Marketing	90	**-**	–
Mirant Canada Energy Marketing	42	**26**	39
Jamaica Public Service Company	–	**22**	20
EDELNOR	5	**-**	–
Mirant Asia-Pacific Limited – Mirant Asia-Pacific Singapore Pte Ltd.	7	**7**	7
Total short-term debt	1,289	**55**	66
Current Portion of Long-Term Debt			
Mirant Asia-Pacific	–	**792**	–
Mirant Chile	9	**-**	–
SE Finance Capital	25	**-**	–
Sual and Pagbilao project term loans	165	**1,201**	1,117
Mirant Holdings Beteiligungsgesellschaft term loan	–	**566**	551
Mirant Americas, Inc. – deferred acquisition price	–	**21**	21
West Georgia Generating Company	–	**5**	5
Capital leases – Jamaica	–	**9**	8
Jamaica Public Service Company	–	**8**	8
Freeport, Bahamas	2	**2**	2
Total current portion of long-term debt	201	**2,604**	1,712
Notes Payable			
Mirant Corporation senior notes	700	**700**	700
Mirant Americas Generation senior notes	–	**2,500**	2,500
Mirant Americas Generation revolving credit facilities	1,450	**73**	273
Mirant Americas, Inc. – deferred acquisition price	–	**45**	45
Mirant Asia-Pacific	792	**-**	192
Mirant Holdings Beteiligungsgesellschaft term loan	512	**-**	–
West Georgia Generating Company	–	**140**	140
Mirant Americas Energy Capital	–	**150**	150
Mirant Grand Bahamas	16	**16**	16
Freeport, Bahamas	28	**30**	30
Mirant Trinidad bonds	–	**73**	73
Sual and Pagbilao project term loans	1,203	**-**	–
Mirant Asia-Pacific Limited – Shajiao C	66	**27**	27
Southern Producer Services	50	**-**	–
SE Finance	216	**-**	–
SE Finance Capital Corp.	173	**-**	–
Unamortized debt premium/discounts on notes	–	**(3)**	(3)
Total notes payable	5,206	**3,751**	4,143
Other Long-Term Debt			
Mirant Corporation convertible senior debentures	–	**750**	750
Mirant Corporation revolving credit facility	–	**1,075**	1,670
Mirant Holdings Germany – Bewag	29	**-**	–
Jamaica Public Service Company	–	**125**	124
Capital leases – Americas	–	**10**	10
Capital leases – Jamaica	–	**113**	113
EDELNOR	356	**-**	–
Cross currency swaps	5	**-**	–
Total other long-term debt	390	**2,073**	2,667
Total Debt	$7,086	**$8,483**	$8,588

Revolving Credit Facilities

We have revolving credit facilities with various lending institutions totaling approximately $3.19 billion. At February 28, 2002, amounts borrowed under such facilities, including drawn amounts and letters of credit, totaled $2.30 billion, of which $26 million expires during 2002 and $2.27 billion expires during 2003 and beyond. The credit facilities generally require payment of commitment fees based on the unused portion of the commitments or the maintenance of compensating balances with the banks. The schedule below summarizes amounts available on these facilities held by Mirant Corporation and the specified subsidiaries as of December 31, 2001, and February 28, 2002 (in millions).

Company	Facility Amount	Amount Available December 31, 2001	Amount Available February 28, 2002
Mirant Corporation	$2,700	**$ 867**	$658
Mirant Americas Generation	300	**227**	227
Mirant Canada Energy Marketing	44	**18**	12
Mirant Americas Energy Capital	150	**–**	–
Total	$3,194	**$1,112**	$897

Mirant Corporation has three revolving credit facilities: its April 1999 $450 million Credit Facility C, its July 2001 $1.125 billion 364-Day Credit Facility and its July 2001 $1.125 billion 4-Year Credit Facility. Credit Facility C matures in April 2004. No amounts were drawn under Credit Facility C at December 31, 2001 or 2000. However, Mirant Corporation had letters of credit outstanding under Credit Facility C in the amount of $53 million and $406 million as of December 31, 2001 and 2000, respectively. As of December 31, 2001, Mirant Corporation had borrowings of $1.075 billion under the 364-Day Credit Facility at an approximate interest rate of 3% and had issued letters of credit totaling $705 million under the 4-Year Credit Facility. Under each of the credit facilities, Mirant Corporation pays interest, facility/commitment fees and letter of credit fronting fees in an amount determined by reference to its then existing credit ratings. As of December 31, 2001, the facility/commitment fees under the 364-Day Credit Facility, the 4-Year Credit Facility and Credit Facility C were 0.20%, 0.25% and 0.225%, respectively. Under its 364-Day Credit Facility, Mirant Corporation may elect to convert all revolving credit advances outstanding on or before the July 2002 termination date thereunder into a term loan maturing not later than the first anniversary of the termination date.

In addition to other covenants and terms, each of Mirant Corporation's credit facilities include minimum debt service coverage and a maximum leverage covenant. As of December 31, 2001, there were no events of default under such credit facilities.

Mirant Americas Generation, an indirect wholly owned subsidiary of Mirant Corporation, has two credit facilities, each entered into in October 1999: a $250 million 5-year revolving credit facility (Credit Facility B) for capital expenditures and general corporate purposes and a $50 million 5-year revolving credit facility (Credit Facility C) for working capital needs. The commitments under Credit Facility B and Credit Facility C remain available through October 2004. As of December 31, 2001, the outstanding borrowings under Credit Facility B were $73 million at an interest rate of 3.39%. As of December 31, 2001, there were no borrowings under Credit Facility C. Under each of the credit facilities, Mirant Americas Generation pays interest and facility/commitment fees (0.25% at December 31, 2001) in an amount determined by reference to its then existing credit rating.

In addition to other covenants and terms, each of Mirant Americas Generation's credit facilities includes minimum debt service coverage and a maximum leverage covenant and a minimum debt service coverage test for dividends and distributions. As of December 31, 2001, there were no events of default under such credit facilities.

Mirant Canada Energy Marketing, an indirect wholly owned subsidiary of Mirant Corporation, has an approximately $44 million (denominated as 70 million Canadian dollars) revolving credit facility entered into in November 2000. The credit facility initially matured in November 2001 but was extended to March 2002. Interest under the facility is payable monthly. The interest rate depends on the currency of the borrowing and type of advance. Interest on bankers acceptances, letters of credit and LIBOR advances are computed at the applicable base interest rate (0.35% at December 31, 2001) plus 200 basis points, depending on Mirant Corporation's then current credit rating. Interest on prime rate and United States base rate advances are computed at the applicable base rate plus 100 basis points, depending on Mirant Corporation's then current credit rating. The outstanding borrowings were $26 million, at an interest rate of 3.40% at December 31, 2001. Amounts outstanding under the credit facility are guaranteed by Mirant Corporation. We are in the process of seeking commitments to refinance this credit facility. If we are unable to refinance the credit facility on acceptable terms, we may repay the amounts outstanding thereunder with cash or amounts borrowed by us under the corporate credit facilities of Mirant Corporation, using cash and borrowing capacity that could otherwise be used to fund our other business activities.

In September 2001, Mirant Americas Energy Capital, an indirect wholly owned subsidiary of Mirant Corporation, entered into a $150 million credit facility that matures in September 2004.

Under the facility, Mirant Americas Energy Capital may borrow up to 85% of the calculated market value of eligible collateral consisting of various producer investments and production payments. The facility bears interest based on the LIBOR plus 208 basis points with interest payable quarterly. As of December 31, 2001, the outstanding borrowings were $150 million at an interest rate of 4.34%. Under the terms of the credit facility, the facility was initially unsecured with a covenant by Mirant Americas Energy Capital to secure the obligations thereunder by transferring the borrowing base assets to a special purpose vehicle and granting security interests in such assets upon the occurrence of certain events, including ratings downgrades by Moody's and a specified increase in the yield on Mirant Americas Generation's publicly traded debt.

As a result of the Moody's downgrade, the yields on Mirant Americas Generation's publicly traded debt increased and triggered the obligation of Mirant Americas Energy Capital to secure the obligations thereunder. In March 2002, Mirant Americas Energy Capital transferred the borrowing base assets to the special purpose vehicle and granted security interests in such assets. The special purpose vehicle will be consolidated with Mirant. In connection with entering into the credit facility, Mirant Americas Energy Capital entered into a total rate of return swap with respect to the credit facility. The obligations of Mirant Americas Energy Capital under the total rate of return swap are guaranteed by Mirant Corporation.

Each of our credit facilities contains various covenants in addition to those described above including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness and liens, (iii) limitations on capital expenditures and (iv) limitations on the sales of assets.

Mirant Asia-Pacific Loans

We indirectly hold a 91.9% interest in the 1,218 MW coal-fired Sual plant and an 87.2% interest in the 735 MW coal-fired Pagbilao plant, each in the Philippines. The Sual and Pagbilao plants are financed with non-recourse project debt. As of January 31, 2002, the aggregate principal amounts outstanding under the Sual and Pagbilao credit facilities were approximately $781 million and $336 million, respectively. Under the respective credit agreements, the project companies are required to provide certain specified levels and types of insurance coverage. Although we have secured such types and levels of insurance for the Sual and Pagbilao facilities as we believe are normal for prudent operators of similar facilities, we have been unable to secure certain types and levels of insurance required by the respective credit agreements as a result of changes in the insurance markets, including changes attributable to the terrorist attacks on September 11, 2001. Each of the lenders under the Sual and Pagbilao facilities has executed temporary waivers of default. The waivers are effective through April 30, 2002. We are working with the respective lender groups to secure extensions of the waivers. We do not anticipate that the Sual and Pagbilao lenders will accelerate the respective loans as a result of the inability of Sual and Pagbilao to provide the specified levels and types of insurance coverage. However, we can give no assurance that the lenders will continue to cooperate with us, provide permanent waivers or additional temporary waivers or, upon expiration of the temporary waivers, refrain from accelerating the loans. If we could not repay or refinance such loans upon an acceleration, the loss of the cash flow and assets of Sual and Pagbilao would have a material adverse effect on us. Further, if we were to refinance such loans, we can give no assurances that such refinancing would not result in substantial costs and be on less favorable terms than we currently have in place. In the event the lenders fail to extend the temporary waivers or to provide permanent waivers, the respective Sual and Pagbilao project entities will be prohibited under the financing documentation from making distributions and, thus, amounts that would otherwise be available for distribution will not be available to Mirant Corporation or its intermediate holding companies to repay indebtedness or fund investment activities. As required by U.S. GAAP, we have reclassified the Sual and Pagbilao credit facilities from long-term debt to current portion of long-term debt on our consolidated balance sheet until we secure permanent waivers for these credit facilities. We do not consider the inability to secure the insurance coverage required under the Sual and Pagbilao credit facilities a breach of the terms of their respective energy conversion agreements with NPC of the Philippines.

On January 23, 2002, Mirant Asia-Pacific, an indirect, wholly owned subsidiary of Mirant Corporation, borrowed $192 million under a new credit facility to repay, in part, its prior $792 million credit facility. The repayment of the balance of the prior credit facility was funded by Mirant Corporation. Mirant Asia-Pacific is in the process of seeking commitments to a second tranche of up to $208 million in March 2002. The new credit facility contains various business and financial covenants including, among other things, (i) limitations on dividends and distributions, including a prohibition on dividends if Mirant ceases to be rated investment grade by at least two of Fitch, S&P and Moody's, (ii) mandatory prepayments upon the occurrence of certain events, including certain asset sales and certain breaches of the Sual and the Pagbilao energy conversion agreements, (iii) limitations on the ability to make investments and to sell assets, (iv) limitations on transactions with affiliates of Mirant and (v) maintenance of minimum debt service coverage ratios.

Acceleration of the Sual and Pagbilao loans will cause cross-defaults under the credit facility for Mirant Asia-Pacific. Although we believe that, in the event of an acceleration, we would be able to refinance the Mirant Asia-Pacific loan, we can give no assurances to such effect. If we do not repay or refinance such loans upon acceleration, the loss of the cash flow and assets of Mirant Asia-Pacific would have a material adverse effect on us. Further, in the event of a default under the Sual or Pagbilao loans, Mirant Asia-Pacific would be prohibited under its credit facility from making distributions. As a result, amounts that would otherwise be available for distribution would not be available to us to repay indebtedness or fund investment activities.

Contractual Obligations and Commitments

Energy Marketing and Risk Management

Certain financial instruments that we use to manage risk exposure to energy prices do not meet the hedge criteria under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The fair values of these instruments are recorded in energy marketing and risk management assets and liabilities on our consolidated balance sheet. The fair values and average values of our energy marketing and risk management assets and liabilities, net of credit reserves, as of December 31, 2001, are included in the following table (in millions). The average values are based on a monthly average for 2001.

	Energy Marketing and Risk Management Assets		Energy Marketing and Risk Management Liabilities		Net Energy Marketing and Risk Management Assets/(Liabilities)
Energy Commodity Instruments	Average Value	Value at December 31, 2001	Average Value	Value at December 31, 2001	Net Value at December 31, 2001
Electricity	$1,113	$ 756	$1,174	$ 671	$ 85
Natural gas	1,337	1,366	1,081	1,314	52
Crude oil	110	5	111	6	(1)
Other	91	40	154	42	(2)
Total	$2,651	$2,167	$2,520	$2,033	$134

The following table represents the net energy and risk management assets and liabilities by tenor, complexity and liquidity. As of December 31, 2001, approximately 87% of the net value was calculated using simple models with high price discovery. These include forwards, swaps and options at liquid locations. Also, as of December 31, 2001, approximately 92% of the net value was expected to be realized within the next two years. Examples of medium and high complexity models include natural gas transportation and storage, respectively.

Fair Value of Energy Marketing and Risk Management Assets and Liabilities as of December 31, 2001
(in millions)

	Low Complexity Models Price Discovery			Medium Complexity Models Price Discovery			High Complexity Models Price Discovery			
	High	Medium	Low	High	Medium	Low	High	Medium	Low	Total
2002	$ 50	$ 2	$ –	$19	$ 1	$–	$2	$–	$1	$ 75
2003	36	2	2	2	4	–	1	–	1	48
2004	(6)	2	2	1	–	–	–	–	1	–
2005	14	(10)	(2)	1	–	–	–	–	–	3
2006	20	–	(13)	1	–	–	–	–	–	8
Thereafter	3	–	(21)	2	12	4	–	–	–	–
Net assets	$117	$ (4)	$(32)	$26	$17	$4	$3	$–	$3	$134

Model Complexity:

- Low – Transactions involving exchange or exchange look-alike products with no operational or other constraints.
- Medium – Transactions involving some operational constraints, but where these constraints are not the primary drivers of value/risk.
- High – Transactions involving much more complex operational and/or contractual constraints, incorporating factors such as temperature, and where these items can be the primary drivers of value/risk.

Level of Price Discovery:

- High – Large, liquid markets with multiple daily third party and/or exchange settled price quotes available.
- Medium – Less liquid markets with periodic external price quotes available, or price levels which are validated, on a daily basis, indirectly as temporal and/or locational spreads off of "High" price discovery data.
- Low – Illiquid markets with little or no external price quotes, or where the underlying transactions constitute a large portion of the totality of the transactions in the market.

Additionally, the process of model development, independent testing and verification of model robustness, system implementation and security, and version control are all covered by the oversight activities of our Model Oversight Committee which is chaired by the Risk Control Officer. Documentation covering this process, including independent testing of model results by the Risk Control organization, is maintained for audit and oversight purposes. In addition, the models also undergo a check by our external auditors who examine the fair value(s) being recorded, the controls, and checks and balances that are being maintained around the models and transactions.

See "Market Risk" for further information.

Mirant Corporation had approximately $1.22 billion trade credit support commitments outstanding as of December 31, 2001, which included $436 million of letters of credit, $178 million of net cash collateral posted and $607 million of parent guarantees, as compared to approximately $883 million trade credit support commitments, which included $363 million of outstanding letters of credit, $51 million of net cash collateral held and $571 million of parent guarantees, as of December 31, 2000.

Mirant Corporation has also guaranteed the performance of its obligations under a multi-year agreement entered into by Mirant Americas Energy Marketing with Brazos. Under the agreement, effective January 1999, Mirant Corporation provides all the electricity required to meet the needs of the distribution cooperatives served by Brazos. Mirant Corporation is entitled to the output of Brazos' generation facilities and its rights to electricity under power purchase agreements Brazos has entered into with third parties. Mirant Corporation's guarantee was $65 million at December 31, 2001, a decrease of $5 million from December 31, 2000. Mirant Corporation is subject to regulatory and commercial risks under this energy requirements contract. Mirant Corporation believes that it has adequately provided for the estimated future losses under this contract, which terminates at the end of 2003; however, no assurance can be given that additional losses will not occur.

Mirant Corporation also has a guarantee related to Pan Alberta Gas of $64 million issued in 2000 and outstanding at December 31, 2001.

Vastar, a subsidiary of BP, and Mirant Corporation had issued financial guarantees made in the ordinary course of business, on behalf of Mirant Americas Energy Marketing's counterparties, to financial institutions and other credit grantors. Mirant Corporation has agreed to indemnify BP against losses under such guarantees in proportion to Vastar's former ownership percentage of Mirant Americas Energy Marketing. At December 31, 2001, such guarantees amounted to approximately $92 million.

In June 2001, Mirant provided an air permit guarantee and a wastewater discharge permit guarantee in connection with a loan agreement between Perryville and its lenders. Under these guarantees, Mirant guaranteed the debt payments under the loan agreement if Perryville does not obtain or achieve necessary air and wastewater discharge permit compliance. Perryville is in the process of satisfying the conditions to release the respective guarantees. Perryville began to commercially operate a 150 MW, natural gas-fired, simple-cycle unit in Louisiana in July 2001 and is constructing a 562 MW natural gas-fired combined-cycle unit that is expected to be completed in 2002. At December 31, 2001, the outstanding balance under the loan agreement was approximately $240 million. Mirant has entered into a separate agreement with Cleco Midstream Resources, LLC ("Cleco"), who holds the remaining 50% ownership interest in Perryville, under which Mirant is paid a fixed percentage fee based on 50% of the outstanding draws under the loan agreement for providing the loan agreement guarantees on behalf of Cleco.

Perryville, in which Mirant Corporation has a 50% ownership interest accounted for under the equity method, entered into a 20-year tolling agreement with Mirant Americas Energy Marketing in April 2001. Under the agreement, Perryville will sell all the electricity generated by the facility to Mirant Americas Energy Marketing. At December 31, 2001, the total estimated notional commitment under this agreement was approximately $1.07 billion over the 20-year life of the contract. Mirant Corporation has guaranteed the obligations of Mirant Americas Energy Marketing under the tolling agreement.

To the extent that Mirant Corporation does not maintain its current investment grade ratings, it could be required to provide alternative collateral to certain risk management and energy marketing counterparties based on the value of our portfolio at such time, in order to continue our current relationship with them. Mirant could also be required to provide alternative collateral related to committed pipeline capacity charges. Such collateral could be in the form of cash and/or letters of credit. There is an additional risk that in the event of a further reduction of Mirant's credit rating, certain counterparties may, without contractual justification, request additional collateral or terminate their obligations to Mirant.

Turbine Purchases and Other Construction-Related Commitments and Restructuring Charge

At December 31, 2001, we had agreements to purchase 48 turbines (38 gas turbines and 10 steam turbines) to support the Company's ongoing and planned construction efforts. Our options to purchase an additional 32 turbines expired unexercised on December 31, 2001. Minimum termination amounts under all purchase contracts consisted of a refund of $87 million resulting from our payments exceeding the minimum termination amounts at December 31, 2001. At December 31, 2001, total amounts to be paid under the agreements if all turbines were purchased as planned were estimated to be $450 million. At December 31, 2001, other construction-related commitments totaled approximately $1.05 billion.

In addition to these commitments, we, through certain of our subsidiaries, have two off-balance sheet equipment procurement facilities. These facilities are being used to fund equipment progress payments due under purchase contracts that have been assigned to two separate, independent third party owners. For the first facility, which is a $1.80 billion notional value facility, contracts for 46 turbines (32 gas turbines and 14 steam turbines) have been assigned to a third party trust at December 31, 2001. Tranche one of this facility is $700 million, and tranche two, which requires cash collateralization in order to be drawn, is $1.10 billion. All amounts outstanding under tranche one are required to be cash collateralized after April 2004. Mirant Americas Development Capital acts as the trust's agent with regards to obligations under the equipment purchase contracts. For the second facility, which is a euro 1.10 billion notional value facility, contracts for nine engineered equipment packages ("power islands") have been assigned to a third party owner incorporated in the Netherlands at December 31, 2001. Tranche one of this facility is euro 600 million, and tranche two, which requires cash collateralization to be drawn, is euro 500 million. Mirant Asset Development and Procurement B.V. acts as the third party owner's agent with respect to the obligations under the power island purchase contracts.

As part of these assignments, our subsidiaries have entered into agency agreements with the respective third-party owners whereby we are required to manage procurement of this equipment. Under the agency agreements, we maintain purchase options for each individual turbine and power island, which, subject to certain conditions, may be assigned to other third parties. In addition to the purchase options under the agreements, we also maintain options to lease the turbines and the power islands after completion. Under the Mirant Asset Development and Procurement B.V. equipment procurement facility, the lease is required to be cash collateralized. If upon the end of the respective terms of the agreements Mirant has failed to exercise either its purchase options or lease options for each turbine and power island, we may participate in the re-marketing of this equipment. Mirant Corporation has guaranteed the respective obligations of Mirant Americas Development Capital and Mirant Asset Development and Procurement B.V. in connection with the equipment procurement facilities, including certain payment obligations equal to approximately 89.9% of equipment costs (including financing costs), of which approximately $385 million was incurred as of December 31, 2001. Additionally, if we had elected to exercise our purchase options with respect to all of the turbines and power islands and to terminate the procurement contracts at December 31, 2001, minimum termination amounts due under the turbine and power island procurement contracts would have been $451 million. If the purchase options or options to lease the turbines and power islands are exercised, total commitments under the procurement contracts would be approximately $2.43 billion as of December 31, 2001.

Restructuring Charge: In January 2002, Mirant announced a strategic business plan change designed to reduce capital spending and operating expenses. As a result, the Company expects to record a restructuring charge in 2002 related to these changes. The reduced capital spending plan results in material changes to the Company's commitments under its turbine purchase agreements and its turbine procurement facilities.

As part of the restructuring, Mirant intends to cancel agreements to purchase certain turbines under its purchase agreements. At February 28, 2002, minimum termination amounts under the remaining purchase contracts consisted of $6 million. Total amounts to be paid under the agreements if the remaining turbines are purchased as planned are estimated to be $154 million at February 28, 2002.

Additionally, as part of its restructuring, Mirant intends to cancel agreements to procure certain turbines under its off-balance sheet equipment procurement facilities. If Mirant had elected to exercise its purchase options with respect to the remaining turbines and power islands and to terminate the procurement contracts, minimum termination amounts due would have been $223 million at February 28, 2002. If the purchase options or options to lease the remaining turbines and power islands are exercised as planned, total commitments under the procurement contracts would be approximately $740 million.

The following table summarizes Mirant's commitments related to turbine purchases and turbine leases as discussed above at December 31, 2001, and February 28, 2002 (in millions):

Fiscal Year Ended:	Turbine Purchase Commitments December 31, 2001	Turbine Purchase Commitments February 28, 2002 (1)	Turbine Procurement Facilities December 31, 2001	Turbine Procurement Facilities February 28, 2002 (1)
2002	$ 450	$ 154	$ 459	$ 263
2003	–	–	1,372	$ 357
2004	–	–	579	110
2005	–	–	24	10
2006	–	–	–	–
Thereafter	–	–	–	–
Total minimum payments	$ 450	$ 154	$ 2,434	$ 740

(1) Remainder of 2002 (Amounts do not reflect the payment of termination amounts as disclosed above.)

Long-Term Service Agreements

We have entered into long-term service agreements for the maintenance and repair by third parties of many of our combustion-turbine and combined-cycle generating plants. Generally these agreements may be terminated at no cost in the event a planned construction project is canceled prior to shipment of the associated turbine. As of December 31, 2001, the minimum termination amounts for long-term service agreements associated with completed and shipped turbines were $495 million, and the total estimated commitments for long-term service agreements associated with turbines shipped, as of December 31, 2001, were approximately $642 million.

As a result of the turbine cancellations as part of our restructuring, the long-term service agreements associated with the turbines will also be canceled. We do not intend to cancel long-term service agreements associated with turbines that have already shipped. Consequently, our restructuring should not have an impact on the long-term service agreement commitments disclosed above.

Power Purchase Agreements

Under the asset purchase and sale agreement with Pepco, we assumed the obligations and benefits of five power purchase agreements with a total capacity of 735 MW. Three of the power purchase agreements represent 730 MW. At December 31, 2001, the estimated commitments under the agreements were $1.68 billion, of which $534 million were included in obligations under energy delivery and purchase commitments in the consolidated balance sheet. The agreements will continue to be in effect through 2021.

Fuel Commitments

We have fixed volumetric purchase commitments under fuel purchase and transportation agreements totaling $142 million at December 31, 2001. These agreements will continue to be in effect through 2011. In addition, we have a contract with BP whereby BP is obligated to deliver fixed quantities of natural gas at identified delivery points. The negotiated purchase price of delivered gas is generally equal to the daily spot rate then prevailing at each delivery point. The agreement will continue to be in effect through December 31, 2007, unless terminated sooner. The estimated commitment for the term of this agreement based on current spot prices is $4.96 billion as of December 31, 2001. Because this contract is based on the current spot price at the time of delivery, we have the ability to sell the gas at the same spot price, thereby offsetting the full amount of our commitment related to this contract. In the event we do not maintain our current credit ratings, BP could request additional collateral. Based on our current estimate, we could be required to post approximately $270 million of additional collateral.

Operating Leases

We have commitments under operating leases with various terms and expiration dates. Expenses associated with these commitments totaled approximately $124 million, $17 million and $17 million during the years ended December 31, 2001, 2000 and 1999, respectively.

We entered an approximately $1.50 billion lease transaction at the closing of the Pepco transaction. The leases are treated as operating leases for book purposes whereby one of our subsidiaries records periodic lease rental expenses.

We have the following annual amounts committed for contractual obligations and other commercial commitments as of December 31, 2001 (in millions):

		Contractual Cash Obligations by Year			
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt (1)	$ 8,428	$ 2,604	$ 1,732	$ 743	$3,349
Operating leases	3,622	226	381	327	2,688
Long-term service agreements	642	45	116	106	375
Fuel commitments	142	21	43	44	34
Power purchase agreements	2,751	244	528	368	1,611
Total contractual obligations and commercial commitments	$15,585	$ 3,140	$ 2,800	$ 1,588	$8,057

(1) Includes amounts classified as interest for capital lease obligations. In addition, as mentioned earlier, approximately $1.2 billion of project debt related to Sual and Pagbilao is reflected as current on the accompanying consolidated balance sheet, as of December 31, 2001, because waivers granted with respect to defaults under such project debt expire in April 2002. Mirant expects to extend the current waivers and obtain permanent waivers to address the potential defaults. The final maturities of the Sual and Pagbilao project loans are 2012 and 2007, respectively. The table assumes that all debt classified as current is repaid in 2002.

Litigation

Reference is made to Notes 11 and 18 to the "Notes to Consolidated Financial Statements" relating to the following litigation matters:

- RMR Agreements;
- Defaults by SCE and Pacific Gas and Electric and Bankruptcy of Pacific Gas and Electric;
- California Power Exchange Bankruptcy;
- DWR Power Purchases;
- California Rate Payer Litigation;
- Western Power Market Investigations;
- State Line;
- Enron Bankruptcy Proceedings;
- California Price Mitigation and Refund Proceeding; and
- Environmental Information Requests

In addition to the proceedings described above, we experience routine litigation from time to time in the normal course of our business, which is not expected to have a material adverse effect on our consolidated financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

As part of our energy marketing and risk management activities, our energy marketing and risk management subsidiaries enter into a variety of contractual commitments, such as forward purchase and sale agreements, futures contracts, swaps, swap options, option contracts and cap and floor agreements. These contracts generally require future settlement and are either executed on an exchange or marketed as OTC instruments. Contractual commitments have widely varying terms and have tenors that range from a few days to a number of years, depending on the instrument.

Our accounting and financial statement presentation of contractual commitments depends on both the type and purpose of the contractual commitment held or issued. As discussed in the summary of accounting policies in Note 1 to the "Notes to Consolidated Financial Statements," we record all contractual commitments used for energy marketing purposes, including those used to hedge marketing positions, at fair value. Consequently, changes in the amounts recorded in our consolidated balance sheets resulting from movements in fair value are included in operating revenues in the period in which they occur. Contractual commitments expose us to both market risk and credit risk.

Market Risk

Market risk is the potential loss that we may incur as a result of changes in the fair value of a particular instrument or commodity. All financial and commodities-related instruments, including derivatives, are subject to market risk. Our exposure to market risk is determined by a number of factors, including the size, tenor, composition and diversification of positions held and the absolute and relative levels of commodity prices, interest rates, as well as market volatility of the commodity prices and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. We manage market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of our hedging policies and strategies through our risk oversight committees. Our risk oversight committees review and monitor compliance with risk management policies that limit the amount of total net exposure during the stated periods. Our Corporate Risk Control Officer is a member of the group risk oversight committees to ensure that information is communicated to our senior management and audit committee as needed.

Market risk is a function not only of the behavior of the prices and the structure of the markets for the commodities in which we operate, but it also depends on the nature and complexity of the energy marketing and risk management transactions into which we enter. Therefore, a risk exists that our models do not fully capture the essential details of the contractual arrangements. In order to ensure that the model of risk is properly controlled through a process of systematic model development, deployment and control, we created and utilize a Model Oversight Committee, as described earlier in the Contractual Obligations and Commitments section. The Model Risk Oversight Committee sets the guidelines for the model development, testing, implementation process and responsibilities. The Risk Control organization and the Mid-Office have the joint responsibility for ensuring proper oversight and reporting of the values and risks of transactions employing different models of value and risk. We employ a systematic approach to the evaluation and management of the risks associated with our energy marketing and risk management related contracts, including Value-at-Risk ("VaR"). VaR is defined as the maximum loss that is not expected to be exceeded with a given degree of confidence and over a specified holding period. We use a 95% confidence interval and holding periods that vary by commodity and tenor to evaluate our VaR exposure. A 95% confidence interval means there is a 5% probability that the actual loss will be greater than the estimated loss under the VaR. Therefore, we expect that the loss in our portfolio value will not exceed our VaR for 95% of the time. A holding period is the time period it would take to liquidate our portfolio. Our VaR measurement takes into account the relative liquidity of different commodity positions across different time horizons and locations through the use of different holding periods. For very liquid commodity positions, such as natural gas for delivery within one year, we use a five-day holding period, whereas for a less liquid commodity position, such as physical coal, we employ a three-month holding period. As a result, the VaR that we measure, monitor and report on a daily basis is larger than what would be obtained using a one-day holding period for all positions, commodities and commitments. We also incorporate seasonally updated correlations between commodity prices in arriving at the portfolio VaR.

For the year ended December 31, 2001, the average VaR, using various holding periods and a 95% confidence interval, was $52 million and the VaR as of December 31, 2001, was $38 million. In order to enable comparison on a common base with our peers in the sector, we also report the portfolio VaR levels using a one-day holding period for all positions and commitments in our portfolio. Based on a 95% confidence interval and employing a one-day holding period for all positions, our portfolio VaR was $12 million at December 31, 2001, and the average over the calendar year 2001 was $18 million. During the year ended December 31, 2001, the actual daily loss on a fair value basis exceeded the corresponding daily VaR calculation six times, which falls within our 95% confidence interval. In addition to VaR, we utilize additional risk control mechanisms such as commodity position limits and stress testing of the total portfolio and its components. In stress testing, we stress both the price and volatility curves for the entire portfolio in 10% increments to determine the effects on the fair value.

The fair values of our energy marketing and risk management assets recorded in the consolidated balance sheets at December 31, 2001, were comprised primarily of approximately 35% electricity and 63% natural gas. The fair values of our energy marketing and risk management liabilities recorded in the consolidated balance sheets at December 31, 2001, were comprised primarily of approximately 33% electricity and 65% natural gas.

Credit Risk

In conducting our energy marketing and risk management activities, we regularly transact business with a broad range of entities and a wide variety of end users, energy companies and financial institutions. To examine and manage credit risk, we look at credit risk from our stance as being exposed to potential default by our counterparties. Credit risk is measured by the loss we would record if our counterparties failed to perform pursuant to the terms of their contractual obligations, and the value of collateral held by us, if any, was not adequate to cover such losses. We have established controls to determine and monitor the creditworthiness of counterparties, as well as the quality of pledged collateral and use master netting agreements whenever possible to mitigate our exposure to counterparty credit risk. Master netting agreements enable us to net certain assets and liabilities by counterparty. We also net across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. Additionally, we may require counterparties to pledge additional collateral when deemed necessary. We try to manage the portfolio of our positions such that the average credit quality of our portfolio falls inside an authorized range. We conduct internal assessments of counterparties without external credit ratings. The average credit quality is monitored on a regular basis and reported to the risk oversight committees on a periodic basis together with steps initiated to bring credit exposures into line within the authorized range. The average credit rating of the counterparties included in the net fair value of our energy marketing and risk management assets was BBB+ at December 31, 2001.

We also monitor the concentration of credit risk from various positions, including contractual commitments. Credit concentration risk exists when groups of counterparties have similar business characteristics, and/or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. We monitor credit concentration risk on both an individual basis and a group counterparty basis.

In addition to continuously monitoring our credit exposure to our counterparties, we also take appropriate steps to limit the exposures, initiate actions to lower credit exposure and take credit reserves as appropriate. The process of establishing and monitoring credit reserves is based on a standard methodology of employing default probabilities to the current and potential exposures by both settled and open contracts.

As of December 31, 2001, the California Department of Water Resources owed us approximately $338 million (includes accounts receivable and open contract positions), which represented more than 10% of our total credit exposure. No single counterparty represented 10% or more of our credit exposure at December 31, 2000. Our total credit exposure is computed as total accounts and notes receivable, adjusted for energy marketing, risk management and derivative hedging activities and netted against offsetting payables and posted collateral as appropriate. Our overall exposure to credit risk may be impacted, either positively or negatively, because our counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Interest Rate Risk. Our policy is to manage interest expense using a combination of fixed- and variable-rate debt. To manage this mix in a cost-efficient manner, we enter into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed- and variable-interest amounts calculated by reference to agreed-upon notional principal amounts. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the changes in the fair value of gains and losses of the swaps are deferred in OCI, net of tax, and the interest rate differential is reclassified from OCI to interest expense as an adjustment over the life of the swaps. Gains and losses resulting from the termination of qualifying hedges prior to their stated maturities are recognized ratably over the remaining life of the hedged instrument.

We use interest rate swaps to hedge underlying debt obligations. These swaps hedge specific debt issuances and currently qualify for hedge accounting. Consequently, the interest rate differential associated with a swap is reflected as an adjustment to interest expense over the life of the instruments. In October 2001, Mirant Americas Energy Capital entered into a forward starting interest rate swap intended to hedge its anticipated drawdown of its revolving credit facility. Further, some of our other subsidiaries have entered into interest rate swaps in foreign currencies. These swaps are designated as hedges of those subsidiaries' related debt issuances in the same currency. If we sustained a 100 basis point change in interest rates for all variable rate debt in all currencies, the change would affect net income by approximately $15 million, based on variable rate debt and derivatives, cash balances and other interest rate sensitive instruments outstanding at December 31, 2001.

Foreign Currency Hedging. We use cross-currency swaps and currency forwards to hedge our net investments in certain foreign subsidiaries. Gains or losses on these derivatives are designated as hedges of net investments and are offset against the foreign currency translation effects reflected in OCI, net of tax.

We also utilize currency forwards intended to offset the effect of exchange rate fluctuations on forecasted transactions arising from contracts denominated in a foreign currency. In addition, we also utilize cross-currency swaps that offset the effect of exchange rate fluctuations on foreign currency denominated debt and fix the interest rate exposure. Certain other assets are exposed to foreign currency risk. We designate currency forwards as hedging instruments used to hedge the impact of the variability in exchange rates on accounts receivable denominated in certain foreign currencies. When these hedging strategies qualify as cash flow hedges, the gains and losses on the derivatives are deferred in OCI, net of tax, until the forecasted transaction affects earnings. The reclassification is then made from OCI to earnings in the same revenue or expense category as the hedged transaction.

We use long-term cross-currency agreements to hedge a significant portion of our net investments in WPD. These cross-currency agreements hedge our cash exposure to fluctuations in the British pound sterling exchange rates with the United States dollar. We also have investments in various emerging market countries where the net investments are not hedged, including Jamaica, the Netherlands Antilles, Trinidad and Tobago, the Bahamas, South Korea, the Philippines and China. We rely on either contractual or regulatory links to the United States dollar to mitigate currency risks attributable to these investments. As a result of these links to the United States dollar, we do not believe we have a material cash exposure to changes in exchange rates between the United States dollar and the currencies of these countries.

We use currency spot and forward contracts to hedge payments denominated in Canadian dollars related to our fixed-price service contract with Pan Alberta. We also utilize currency swaps and forward agreements to hedge our forecasted exposure to Canadian dollar-denominated transactions as part of our energy marketing and risk management activities. The fair value of these contracts is marked-to-market through earnings because they do not meet the criteria for hedge accounting.

In addition, we have currency exposure which we are unable to hedge related to our investment in CEMIG. Revenues at CEMIG and dividends from CEMIG are denominated in Brazilian reals and a significant portion of debt incurred to finance CEMIG is required to be repaid in other currencies. CEMIG's agreements with the Brazilian government provide for rate increases in the event of a devaluation of the real and indexes power purchases to the United States dollar. These agreements provide us some protection against a devaluation of the real; however, they do not completely cover our exposure.

We utilize currency swaps and forward agreements to hedge United States dollar-denominated debt issued by WPD. These swaps offset the dollar cash flows, thereby effectively converting debt to the respective subsidiary's functional currency. Gains and losses related to qualifying hedges of foreign currency firm commitments are deferred and included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses to that point continue to be deferred and are included in the basis of the underlying transaction.

We measure currency earnings risk related to our international holdings based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. We used exchange rates and currency positions as of December 31, 2001, to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased net income by approximately $4 million had the United States dollar exchange rate increased relative to the currencies with which we had exposure.

For all derivative financial instruments, we are exposed to losses in the event of nonperformance by counterparties to these derivative financial instruments. We have established controls to determine and monitor the creditworthiness of counterparties to mitigate our exposure to counterparty credit risk, and we record credit reserves as appropriate.

Interest Rate and Currency Swaps. The interest rates noted in the following table represent the range of fixed interest rates that we paid on the related interest rate swaps as of December 31, 2001. On virtually all of these interest rate swaps, we received floating interest rate payments at LIBOR. The currency derivatives mitigate our exposure arising from certain foreign currency transactions.

Type	Terms of Instrument	Range of Interest Rates	Number of Counterparties	Notional Amount	Unrecognized (Loss) Gain at December 31, 2001
Interest rate swaps	2002-2012	3.85%-7.03%	5	$874	**$(44)**
	2002-2007	4.98%-5.79%	3	€353	**(8)**
Cross currency swaps	2002	–	2	£22	**2**
Currency forwards	2002-2004	–	2	¹CAD67	**-**
	2002	–	4	£36	**-**
	2002	–	5	€1,600	**(10)**
	2002	–	2	AUD32	**-**
					$(60)

£ – Denotes British pounds sterling

€ – Denotes Eurodollar

CAD – Denotes Canadian dollar

AUD – Denotes Australian dollar

¹Contracts with a notional amount of CAD54 million are included in fair value of energy marketing and risk management liabilities because hedge accounting criteria are not met.

The unrecognized gain/loss for interest rate swaps is determined based on the estimated amount that we would receive or pay to terminate the swap agreement at the reporting date based on third-party quotations. The unrecognized gain/loss for cross-currency financial instruments is determined based on current foreign exchange rates.

Critical Accounting Policies

The accounting policies described below are viewed by management as "critical" because their correct application requires the use of material estimates and have a material impact on our financial results and position. To aid in our application of these critical accounting policies, management invests substantial human and financial capital in the development and maintenance of models and other forecasting tools and operates a robust environment of internal controls surrounding these areas in particular. These tools, in part, facilitate the measurement of less liquid financial instruments accounted for at fair value and ensure that such measurements are applied consistently across periods. In addition, separate tools enable management to forecast our global income tax position to ensure that tax charges are appropriate in each period.

Revenue Recognition/Fair Value Accounting

We derive the substantial portion of our revenues from sales of physical power in the wholesale electricity market as well as from energy marketing and risk management activities. With respect to physical power sales, we consider revenue earned upon output, delivery or satisfaction of specific targets, all as specified by contractual terms. Revenues under long-term power sales arrangements are recognized on an accrual basis. In addition, we account for various transactions and activities at fair value. The majority of these represent energy trading and marketing contracts which are marked-to-market under EITF No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" and derivatives which are carried at fair value in accordance with SFAS No. 133. In addition, we follow investment company accounting for our investments in oil and gas producing properties which requires that those investments be carried at fair value. For energy marketing and risk management activities, we follow either the mark-to-market method of accounting as prescribed by EITF No. 98-10 or SFAS No. 133. Under the mark-to-market method of accounting, financial instruments and contractual commitments are recorded at fair value upon contract execution. The initial recognition of value as well as subsequent changes in value affect reported earnings in the respective period. The values of those instruments that remain open at the balance sheet date represent unrealized gains or losses and are presented as energy marketing and risk management assets and liabilities in the consolidated balance sheets.

SFAS No. 133 requires that derivative instruments be recorded in the balance sheet at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in OCI and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as derivative hedging instruments in the accompanying consolidated balance sheet at December 31, 2001. Many of our power sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under SFAS No. 133 and are therefore exempt from fair value accounting treatment.

The determination of fair value of energy marketing and risk management contracts as well as derivatives can be complex and relies on judgments concerning future prices and liquidity among other things. Generally speaking the longer the term of the contract and the more operational constraints involved, the more difficult it is to estimate accurate fair value. We recognize reserves as appropriate to account for uncertainties in the modeling process used to derive fair value.

We recognize our revenue and related expense from energy marketing and risk management activities on a gross basis in accordance with EITF No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." We believe this treatment is proper given our role in the related transactions.

Income Taxes

SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences (See Note 8 to the "Notes to Consolidated Financial Statements" for additional details).

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provisions in the statement of income.

We have recorded on our consolidated balance sheet net deferred tax assets of $657 million at December 31, 2001. These net deferred tax assets include capital loss carryforwards in the amount of $128 million related to the disposal of our Alicurá and EDELNOR investments, and state operating loss carryforwards in the amount of $33 million. We believe there will be sufficient capital gains and taxable income in the future allowing us to utilize these loss carryforwards in the tax jurisdictions where they exist.

We have also recorded deferred taxes on undistributed earnings of foreign subsidiaries if those earnings are to be repatriated to the United States. Deferred tax assets have been recorded for foreign tax credits that we expect to utilize in the future as we generate taxable income from our foreign subsidiaries. Deferred taxes have not been accrued if those earnings have been, or are intended to be, indefinitely reinvested.

Off Balance Sheet Financing

We have three material off balance sheet financing structures which utilize Special Purpose Entities ("SPEs"). Those structures include our operating lease for the Pepco generating assets as described in Notes 11 and 12 to the "Notes to Consolidated Financial Statements" as well as two equipment procurement facilities used to fund some of our vendor progress payments for the manufacture of turbines for use in generating facilities. For a more detailed discussion of these financings, see Note 11 to the "Notes to Consolidated Financial Statements" included as part of this Form 10-K. Based on existing accounting guidance, we believe that it is appropriate to keep our obligations under these structures off of our consolidated balance sheet. However, the FASB and others have initiated discussions to re-evaluate the accounting for transactions involving SPEs. Key issues that are being addressed include equity at risk requirements as well as the identification of the sponsor or beneficiary of the SPE's activities. It is possible that any changes to the existing requirements would not grandfather SPE transactions executed prior to the effective date of the new guidance. It is therefore possible that these obligations could be required to be recorded on our balance sheet. We do not view this potential treatment as an adverse outcome as we have historically and continue to fully disclose these arrangements. The potential treatment would likely impact the pattern of expense recognition related to these obligations as we would likely change from our current straight-line recognition of rental expense to an annual recognition of the straight-line depreciation on the financed assets as well as the interest component of the financings which is weighted more heavily toward the early years of the obligations.

Goodwill, Intangibles and Other Long-lived Assets

We evaluate long-lived assets, such as property, plant and equipment, equity method investments, goodwill, and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important, which could trigger an impairment include, among others:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; and
- Significant declines in stock value for a sustained period.

The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the fair value of the assets and recording a loss if the fair value was less than the book value. For equity method investments and assets identified as held for sale, the book value is compared to the estimated fair value to determine if an impairment loss is required. For equity method investments, we would record a loss when the decline in value is other than temporary.

Our assessment regarding the existence of impairment factors is based on market conditions, operational performance and legal factors of our businesses. Our review of factors present and the resulting appropriate carrying value of our goodwill, intangibles, and other long-lived assets are subject to judgments and estimates that management is required to make. Future events could cause us to conclude that impairment indicators exist and that our goodwill, intangibles, and other long-lived assets might be impaired.

Capitalization Policies

Our investment in Property, Plant and Equipment ("PP&E") is stated at original cost at the time of construction, purchase, or acquisition. Original costs include such things as materials, labor, interest and other appropriately allocated costs. As costs are expended for new construction, the entire amount is capitalized as PP&E on our balance sheet and is subject to depreciation upon completion of construction. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor items of property, as defined in our policy, are charged to expense as incurred. Certain expenditures incurred during a major maintenance outage are capitalized, including the replacement of major component parts and labor and overheads incurred to install the parts.

We capitalize interest on projects during the advanced stages of development and the construction period, in accordance with SFAS No. 34, "Capitalization of Interest Cost," as amended by SFAS No. 58, "Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method." We determine which debt instruments represent a reasonable measure of the cost of financing construction assets in terms of interest cost incurred that otherwise could have been avoided. These debt instruments and associated interest cost are included in the calculation of the weighted average interest rate used for determining the capitalization rate. Upon commencement of commercial operations of the plant or project, capitalized interest, as a component of the total cost of the plant, is amortized over the estimated useful life of the plant.

Other costs capitalized on our balance sheet include business development costs (external, direct and incremental costs necessary to bring a potential acquisition or construction project to completion). Business development costs are only capitalized when there is reason to believe that the costs are probable of recovery and that efforts will result in future value to the company. The appropriateness of the carrying value of these costs is evaluated each reporting period; unrecoverable amounts of capitalized costs for projects no longer probable are charged to expense currently.

Reference is made to Note 1 to the "Notes to Consolidated Financial Statements" for additional information on other accounting policies and new accounting pronouncements.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of Mirant Corporation:

We have audited the accompanying consolidated balance sheets of **MIRANT CORPORATION** (a Delaware corporation) **AND SUBSIDIARIES** (formerly Southern Energy, Inc.) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirant Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, Mirant Corporation and subsidiaries changed their method of accounting for derivative and hedging instruments.

Arthur Andersen LLP

Atlanta, Georgia
February 22, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000
(In Millions)

Assets	2001	2000
Current Assets:		
Cash and cash equivalents	$ 836	$ 1,049
Receivables:		
Customer accounts, less provision for uncollectibles of $159 and $72 for 2001 and 2000, respectively	2,136	3,399
Other, less provision for uncollectibles of $32 and $22 for 2001 and 2000, respectively	858	629
Notes receivable	24	219
Energy marketing and risk management assets (Note 9)	1,458	2,678
Derivative hedging instruments (Notes 1, 3, and 9)	348	–
Deferred income taxes	364	275
Inventories	362	293
Other	381	309
Total current assets	6,767	8,851
Property, Plant, and Equipment:		
Property, plant, and equipment	4,522	3,648
Less accumulated provision for depreciation and depletion	(355)	(228)
	4,167	3,420
Leasehold interests, net of accumulated amortization of $297 and $216 for 2001 and 2000, respectively	1,751	1,843
Construction work in progress	1,929	418
Total property, plant, and equipment, net	7,847	5,681
Noncurrent Assets:		
Investments (Note 12)	2,244	1,797
Notes and other receivables, less provision for uncollectibles of $116 and $49 for 2001 and 2000, respectively	287	359
Notes receivable from related parties (Note 7)	-	979
Energy marketing and risk management assets (Note 9)	709	1,230
Goodwill, net of accumulated amortization of $277 and $184 for 2001 and 2000, respectively	3,245	3,292
Other intangible assets, net of accumulated amortization of $63 and $34 for 2001 and 2000, respectively	869	738
Investment in leveraged leases	-	596
Derivative hedging instruments (Notes 1, 3, and 9)	136	–
Deferred income taxes	402	334
Other	248	279
Total noncurrent assets	8,140	9,604
Total Assets	$22,754	$24,136

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Balance Sheets (Continued)

December 31, 2001 and 2000
(In Millions, Except Share Data)

Liabilities and Stockholders' Equity	2001	2000
Current Liabilities:		
Short-term debt (Note 7)	$ 55	$ 1,289
Current portion of long-term debt:		
Sual and Pagbilao project loans (Note 7)	1,201	165
Mirant Asia-Pacific (Notes 7 and 18)	792	–
Mirant Holdings Beteiligungsgesellschaft (Notes 7 and 18)	566	–
Other (Note 7)	45	36
Accounts payable and accrued liabilities	2,724	4,240
Taxes accrued	161	216
Energy marketing and risk management liabilities (Note 9)	1,409	2,899
Obligations under energy delivery and purchase commitments (Note 11)	635	790
Derivative hedging instruments (Notes 1, 3, and 9)	327	–
Other (Note 9)	151	140
Total current liabilities	8,066	9,775
Noncurrent Liabilities:		
Subsidiary obligated mandatorily redeemable preferred securities	–	950
Notes payable (Note 7)	3,751	5,206
Other long-term debt (Note 7)	2,073	390
Energy marketing and risk management liabilities (Note 9)	624	906
Deferred income taxes (Note 8)	109	53
Obligations under energy delivery and purchase commitments (Note 11)	1,376	1,514
Derivative hedging instruments (Notes 1, 3, and 9)	88	–
Other (Note 9)	542	307
Total noncurrent liabilities	8,563	9,326
Preferred Stock Held by Southern Company	–	242
Minority Interest in Subsidiary Companies	282	312
Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Debentures	345	345
Commitments and Contingent Matters (Notes 11 and 18)		
Stockholders' Equity:		
Common stock, $.01 par value, per share Authorized – 2,000,000,000 shares Issued – 2001: 400,880,937 shares; – 2000: 338,701,000 shares Treasury – 2001: 100,000 shares	4	3
Additional paid-in capital	4,886	4,084
Retained earnings	729	166
Accumulated other comprehensive loss	(119)	(117)
Treasury stock, at cost	(2)	–
Total stockholders' equity	5,498	4,136
Total Liabilities and Stockholders' Equity	$22,754	$ 24,136

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

For the Years Ended December 31, 2001, 2000, and 1999
(In Millions, Except Per Share Data)

	2001	2000	1999
Operating Revenues	**$31,502**	$13,315	$2,265
Operating Expenses:			
Cost of fuel, electricity, and other products	**28,434**	11,437	934
Maintenance	**141**	136	116
Depreciation and amortization	**396**	317	270
Selling, general and administrative	**974**	512	248
Impairment loss (Note 2)	**85**	18	60
Other	**453**	231	193
Total operating expenses	**30,483**	12,651	1,821
Operating Income	**1,019**	664	444
Other Income (Expense), net:			
Interest income	**129**	187	172
Interest expense	**(560)**	(615)	(501)
Gain on sales of assets, net (Note 12)	**4**	20	313
Equity in income of affiliates (Notes 1 and 13)	**245**	196	110
Receivables recovery (Note 1)	**10**	–	64
Other, net	**38**	50	72
Total other (expense) income, net	**(134)**	(162)	230
Income From Continuing Operations Before Income Taxes and Minority Interest	**885**	502	674
Provision for Income Taxes	**260**	86	129
Minority Interest	**62**	84	183
Income From Continuing Operations	**563**	332	362
Income From Discontinued Operations, net of tax benefit of $3, $20, and $15 in 2001, 2000, and 1999, respectively	**5**	27	10
Net Income	**$ 568**	$ 359	$ 372
Earnings Per Share:			
Basic:			
From continuing operations	**$ 1.65**	$ 1.15	$ 1.33
From discontinued operations	**0.01**	0.09	0.04
Net income	**$ 1.66**	$ 1.24	$ 1.37
Diluted:			
From continuing operations	**$ 1.62**	$ 1.15	$ 1.33
From discontinued operations	**0.01**	0.09	0.04
Net income	**$ 1.63**	$ 1.24	$ 1.37

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2001, 2000, and 1999
(In Millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income (Loss)
Balance, December 31, 1998	$3	$2,624	$ –	$ 15	$ –	
Net income	–	–	372	–	–	$ 372
Cumulative translation adjustment, net of tax	–	–	–	(107)	–	(107)
Comprehensive income						$ 265
Dividends	–	–	(165)	–	–	
Capital contributions	–	360	–	–	–	
Balance, December 31, 1999	3	2,984	207	(92)	–	
Net income	–	–	359	–	–	$ 359
Cumulative translation adjustment, net of tax	–	–	–	(25)	–	(25)
Comprehensive income						$ 334
Dividends and return of capital	–	(345)	(400)	–	–	
Capital contributions	–	65	–	–	–	
Common stock offering	–	1,380	–	–	–	
Balance, December 31, 2000	3	4,084	166	(117)	–	
Net income	–	–	568	–	–	$ 568
Other comprehensive loss (Note 3)	–	–	–	(2)	–	(2)
Comprehensive income						$ 566
Dividends and return of capital	–	–	(5)	–	–	
Issuance of common stock	1	802	–	–	–	
Common stock repurchased, at cost	–	–	–	–	(2)	
Balance, December 31, 2001	$4	$4,886	$ 729	$(119)	$(2)	

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000, and 1999
(In Millions)

	2001	2000	1999
Cash Flows From Operating Activities:			
Net income	$ 568	$ 359	$ 372
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in income of affiliates	(243)	(174)	(95)
Dividends received from equity investments	196	53	58
Depreciation and amortization	427	333	286
Obligations under energy delivery and purchase commitments	(338)	(33)	–
Impairment loss (Note 2)	85	18	60
Energy marketing and risk management activities, net	(54)	(46)	–
Deferred income taxes	192	114	166
Gain on sales of assets	(4)	(20)	(313)
Minority interest	41	84	183
Other, net	57	45	(113)
Changes in certain assets and liabilities, excluding effects from acquisitions:			
Receivables, net	1,076	(2,515)	(133)
Other current assets	(147)	(21)	(15)
Accounts payable	(1,674)	2,694	(81)
Taxes accrued	(53)	69	22
Other current liabilities	42	12	156
Other, net	140	(11)	20
Total adjustments	(257)	602	201
Net cash provided by operating activities	311	961	573
Cash Flows From Investing Activities:			
Capital expenditures	(1,761)	(616)	(747)
Cash paid for acquisitions	(1,348)	(3,147)	(1,771)
Issuance of notes receivable	(270)	(864)	(199)
Repayments on notes receivable	560	232	341
Disposal of Southern Company affiliates and other companies	(93)	–	–
Property insurance proceeds	13	22	34
Proceeds received from the sale of investments (Note 12)	40	1,542	284
Purchase of preferred shares	-	–	(121)
Net cash used in investing activities	(2,859)	(2,831)	(2,179)
Cash Flows From Financing Activities:			
Proceeds from issuance of long-term debt	4,002	329	1,372
Repayment of long-term debt	(2,366)	(491)	(503)
Proceeds from issuance of common stock	803	1,380	–
Capital contributions from Southern Company	-	65	360
Capital contributions from minority interests	47	14	18
Return of capital to Southern Company	-	(113)	–
Payment of dividends to Southern Company	-	(390)	(165)
Payment of dividends to minority interests	(28)	(28)	(66)
Purchase of treasury stock	(2)	–	–
Issuance (repayment) of short-term debt, net	(238)	1,761	358
Proceeds from issuance of preferred securities	-	334	–
Change in debt service reserve fund	99	(143)	(88)
Net cash provided by financing activities	2,317	2,718	1,286
Effect of Exchange Rate Changes on Cash and Cash Equivalents	18	(34)	(6)
Net Increase (Decrease) in Cash and Cash Equivalents	(213)	814	(326)
Cash and Cash Equivalents, beginning of year	1,049	235	561
Cash and Cash Equivalents, end of year	$ 836	$ 1,049	$ 235
Supplemental Cash Flow Disclosures:			
Cash paid for interest, net of amounts capitalized	$ 490	$ 676	$ 419
Cash paid (refunds received) for income taxes	$ 323	$ (96)	$ (114)
Business Acquisitions:			
Fair value of assets acquired	$ 2,221	$ 7,858	$ 1,803
Less cash paid	1,348	3,147	1,771
Liabilities assumed	$ 873	$ 4,711	$ 32

The accompanying notes are an integral part of these consolidated statements.

1. Accounting and Reporting Policies

General

Mirant Corporation (formerly Southern Energy, Inc.) was incorporated in Delaware in 1993. Mirant Corporation and its subsidiaries (collectively, "Mirant" or the "Company") acquire, develop, build, own, and operate power production and delivery facilities and provide a broad range of energy-related services to utilities and industrial companies around the world. Mirant's business includes independent power projects, integrated utilities, a distribution company, and energy marketing and risk management operations. Mirant has operations and development offices in North America and the Caribbean, Asia, Australia, Europe, and South America. Additionally, Mirant operates a business development and management operation.

Operating entities of which Mirant has less than 100% ownership at December 31, 2001, are as follows:

	Country of Operations	Year of Investment	Economic Ownership Percentage at Dec. 31, 2001	Voting Interest Percentage at Dec. 31, 2001
Entities Consolidated:				
Mirant Pagbilao Corporation ("Pagbilao")	Philippines	1997	87.2%	87.2%
Mirant Sual Corporation ("Sual")	Philippines	1997	91.9	91.9
Mirant Navotas Corporation ("Navotas I")	Philippines	1997	90.0	90.0
Grand Bahama Power Company ("Grand Bahama Power")	Bahamas	1993	55.4	55.4
Jamaica Public Service Company Limited ("JPSCo")	*Jamaica*	2001	80.0	80.0
Castex LaTerre, Inc. ("Castex")	United States	2001	75.0	75.0
Wrightsville Power Facility, L.L.C. ("Wrightsville")	United States	2000	51.0	51.0
Entities not consolidated, accounted for under the equity method:				
WPD 1953 Limited ("WPD") (Note 12)	United Kingdom	1995	49.0	50.0
Birchwood Power Partners L.P. ("Birchwood")	United States	1994	50.0	50.0
Perryville Energy Partners, L.L.C. ("Perryville")	United States	2001	50.0	50.0
Bewag AG ("Bewag") (Note 18)	Germany	1997	44.8	46.1
Guangdong Guanghope Power Company Limited ("Shajiao C")	China	1997	33.0	40.0
Shandong International Power Development Company Limited ("SIPD")	China	1999	9.9	10.0 to 38.0
Companhia Energetica de Minas Gerais ("CEMIG")	Brazil	1998	3.6	8.2
The Power Generation Company of Trinidad and Tobago ("PowerGen")	Trinidad	1994	39.0	39.0
Curaçao Utilities Company ("Curaçao")	Curaçao, Netherlands Antilles	2001	25.5	25.5

Basis of Presentation

The consolidated financial statements of Mirant are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The accompanying financial statements have not been prepared in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." This pronouncement, under which most rate-regulated U.S. electric utilities report financial statements, applies to entities that are subject to cost-based rate regulation. By contrast, Mirant's operating investments are not subject to cost-based rate regulation, and therefore, the provisions of SFAS No. 71 do not apply.

The financial statements include the accounts of Mirant and its wholly owned as well as controlled majority-owned subsidiaries and have been prepared from records maintained by Mirant and its subsidiaries in their respective countries of operation. Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which Mirant exercises significant influence over operating and financial policies are accounted for using the equity method. In addition, majority or jointly owned affiliates where control does not exist are accounted for using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Mirant derives the substantial portion of its revenues from sales of physical power in the wholesale electricity market as well as from energy marketing and risk management activities. Revenues derived from power generation are recognized upon output, product delivery or satisfaction of specific targets, as specified by contractual terms. Substantially all of Mirant's energy marketing and risk management operations are accounted for under the mark-to-market method of accounting. Under the mark-to-market method of accounting, financial instruments and contractual commitments are recorded at fair value upon contract execution. The net changes in market values are recognized as operating revenues in the period of change. The unrealized gains or losses are recorded as energy marketing and risk management assets and/or liabilities in the accompanying consolidated balance sheets. The gains and losses related to financial instruments and contractual commitments for hedging activities are recognized in the same period as the settlement of underlying physical transactions. These realized gains and losses are included in operating revenues and operating expenses in the accompanying consolidated statements of income. Mirant recognizes its revenue and related expense from energy marketing and risk management activities on a gross basis in accordance with Emerging Issues Task Force ("EITF") No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." Mirant believes this treatment is proper given its role in the related transactions.

Concentration of Revenues and Credit Risk
Revenues earned from Enron Corporation and its affiliates ("Enron") through energy marketing and risk management operations approximated 15% of Mirant's total revenues for the year ended December 31, 2001. As a result of Enron's bankruptcy, Mirant has recorded a provision of approximately 90% of its credit exposure to this counterparty plus anticipated legal fees. This provision is recorded in selling, general, and administrative expense in the accompanying consolidated statement of income. During 2000, revenue earned from a single customer did not exceed 10% of Mirant's total revenues. Revenues earned under Mirant's long-term power sales agreements with the Philippines' National Power Corporation ("NPC") approximated 14% of Mirant's total revenues during 1999.

As of December 31, 2001, the California Department of Water Resources ("DWR") owed Mirant approximately $338 million (includes accounts receivable and open contract positions), which represented more than 10% of Mirant's total credit exposure. The DWR exposure is not currently supported by the state of California's credit and is subject to the risk that the California State Legislature will not adequately appropriate funds to support the DWR's obligations with respect to its contracts with Mirant. The Company's total credit exposure is computed as total accounts and notes receivable, adjusted for energy marketing and risk management and derivative hedging activities and netted against offsetting payables and posted collateral as appropriate.

Cash and Cash Equivalents
Mirant considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash
Mirant has restricted cash for self-insurance reserves, contractual, legal or other corporate purposes. Restricted cash is included in other current and other noncurrent assets in the accompanying consolidated balance sheets and amounted to $140 million and $62 million, respectively, at December 31, 2001, and $199 million and $155 million, respectively, at December 31, 2000.

Receivables Recovery
During 2001 and 1999, Mirant received $10 million and $64 million, respectively, related to receivables that were assumed in conjunction with the Mirant Asia-Pacific Limited business acquisition. No amounts were received in 2000. At the time of the purchase, Mirant did not place value on the receivables due to the uncertain credit standing of the party with whom the receivables were secured. Mirant has rights to an additional $30 million, plus related interest, as of December 31, 2001, which it has fully reserved due to the continuing risk of noncollection.

Financial Instruments and Contractual Commitments
Mirant accounts for various transactions and activities at fair value. These activities include energy marketing and risk management activities, derivatives subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and investments in oil- and gas-producing properties. Energy marketing and risk management transactions and related expenses are recorded on a trade-date basis. Financial instruments and contractual commitments utilized in connection with energy marketing and risk management activities are accounted for using the mark-to-market method of accounting as required by EITF No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

Under the mark-to-market method of accounting, financial instruments and contractual commitments, including derivatives used for energy marketing and risk management purposes, are recorded at fair value. Fair value includes assumptions and estimates about future values of transactions. The determination of fair value considers various factors, including closing exchange or over-the-counter ("OTC") market price quotations, time value and volatility factors underlying options and contractual commitments, price activity for equivalent or synthetic instruments in markets located in different time zones, and counterparty credit quality.

The fair values of swap agreements, swap options, caps and floors, and forward contracts in a net receivable position, as well as options held, are reported as energy marketing and risk management assets in the accompanying consolidated balance sheets. Similarly, financial instruments and contractual commitments in a net payable position, as well as options written, are reported as energy marketing and risk management liabilities in the accompanying consolidated balance sheets. The energy marketing and risk management assets and liabilities associated with financial instruments and contractual commitments are reported net by counterparty, provided a legally enforceable master netting agreement exists, and are netted across products when such provisions are stated in the master netting agreement.

Income Taxes

SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. Mirant uses the asset and liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences (Note 8).

Inventory

Inventory consists primarily of natural gas, fuel oil, coal, and purchased emission certificates. The inventory maintained by Mirant's energy marketing and risk management operations for marketing purposes is reflected at fair value in the accompanying consolidated balance sheets. The inventory maintained by Mirant's generating subsidiaries for their use is reflected at the lower of cost or market value, computed using an average cost basis.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost to Mirant, which includes materials, labor, appropriate administrative and general costs, and the cost of funding construction. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor items of property, as defined in the Company's policy, are charged to expense as incurred. Certain expenditures incurred during a major maintenance outage are capitalized, including the replacement of major component parts and labor and overheads incurred to install the parts.

Depreciation of the recorded cost of depreciable property, plant, and equipment is provided by using primarily composite straight-line rates (Note 4). Oil and gas production assets are depreciated using a units-of-production method based on estimated proven reserves.

Upon the retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the balance sheet. No gain or loss is recognized for ordinary retirements in the normal course of business since the composite depreciation rates used by Mirant take into account the effect of interim retirements.

Leasehold Interests

Certain of Mirant's Asian power generation facilities are developed under build, operate, and transfer agreements ("BOT") with government controlled agencies of the respective local country government. Under these agreements, Mirant builds power generation facilities, operates them for a period of several years (a "cooperation period") and transfers ownership to the local country government at the end of the cooperation period. Additionally, the land subject to the BOT agreements is not controlled by Mirant. During construction, the cost of these facilities is recorded as construction work in progress. Upon completion of a facility, its entire cost is reclassified to leasehold interests where the balance is amortized over the length of the respective cooperation period.

Long-Lived Assets and Intangibles

Mirant records goodwill for the excess of the purchase price over the fair value of investments. Goodwill recorded prior to July 1, 2001, is amortized on a straight-line basis over periods between 30 and 40 years. Goodwill related to business combinations completed after June 30, 2001, is not amortized but rather is tested at least annually for impairment. Mirant recognizes specifically identifiable intangibles when specific rights and contracts are acquired. These intangibles are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives, between 10 and 40 years. Certain rights, such as operating permits and emission allowances purchased as a result of a business combination, are included in property, plant, and equipment in the consolidated balance sheets as they are considered an integral part of the tangible assets. Mirant evaluates long-lived assets, such as property, plant, and equipment, goodwill and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for loss if the carrying value is greater than fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less cost to sell to determine if an impairment provision is required. Until the assets are disposed of, they are reported at the lower of carrying amount or fair value less cost to sell.

Investment in Leveraged Leases

Mirant's net investment in leveraged leases consists of rentals receivable, net of principal and interest on the related non-recourse debt, the estimated residual value of the leased facilities, and unearned income. The earned income is included in the consolidated statements of income as income from discontinued operations. Initial direct costs incurred in consummating a leveraged lease transaction are accounted for as part of the investment in the lease and are amortized over the term of the lease. As of December 31, 2001, Mirant had no investments in leveraged leases (Note 14).

Foreign Currency Translation and Remeasurement

Assets and liabilities of international operations where the local currency is the functional currency have been translated at year-end exchange rates, and revenues and expenses have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation have been recorded in Other Comprehensive Income ("OCI"). The financial statements of international operations where the U.S. dollar is the functional currency reflect certain transactions denominated in a local currency that have been remeasured in U.S. dollars. The remeasuring of local currencies into U.S. dollars creates gains and losses from foreign currency transactions that are included in net income in the amount of $1 million, $2 million, and $2 million for 2001, 2000, and 1999, respectively. The effect of the translation adjustment on OCI is disclosed in the accompanying consolidated statements of stockholders' equity.

Comprehensive Income

Comprehensive income, which includes net income, unrealized gains and losses on certain derivatives that qualify as either cash flow hedges or net investment hedges and foreign currency translation adjustments, is presented in the accompanying consolidated statements of stockholders' equity. The objective of the statement is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners.

Accounting Changes

Effective January 1, 2001, Mirant adopted SFAS No. 133. The statement requires that certain derivative instruments be recorded in the balance sheet as either assets or liabilities measured at fair value, and that changes in the fair value be recognized currently in earnings, unless specific hedge accounting criteria are met or the transactions are considered normal purchases and sales under SFAS No. 133. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in OCI, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. If the derivative is designated as a net investment hedge, the changes in the fair value of the derivative are also recorded in OCI and recognized in earnings in the same period as the disposal of the underlying investment. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as derivative hedging instruments in the accompanying consolidated balance sheet at December 31, 2001. The impact of the adoption of SFAS No. 133 was immaterial to the Company's consolidated statement of income (Note 3).

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These pronouncements significantly change the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 establishes that all business combinations will be accounted for using the purchase method; use of the pooling-of-interests method is no longer allowed. The statement further clarifies the criteria to recognize intangible assets separately from goodwill. The provisions of SFAS No. 141 are effective for all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortization and periodic impairment-analysis approach to goodwill and indefinitely lived intangibles. SFAS No. 142 is effective for the Company's 2002 fiscal year or for business combinations initiated after June 30, 2001. Management expects the application of the non-amortization provisions of the statement will result in an increase in net income of approximately $74 million in 2002. As of December 31, 2001, Mirant has an unamortized goodwill balance of $3.25 billion. Mirant has not yet finalized the financial statement impact of both pronouncements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for the Company's 2003 fiscal year. Mirant has not yet determined the financial statement impact of this pronouncement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets (Note 18).

2. Write-Off of Assets

Mirant sold its 82.3% ownership interest in Empresa Eléctrica del Norte Grande S.A. ("EDELNOR"), a partially integrated electric utility in northern Chile, on December 31, 2001 (Note 12). In 2001, Mirant had a net write-off of its remaining investment in EDELNOR of $83 million ($54 million after-tax). In 2000, Mirant completed the sale of its 55% indirect interest in Hidroeléctrica Alicurá S. A. ("Alicurá") (Note 12). These assets impacted the consolidated statements of income as follows (in millions):

Year	Operating Revenues	Operating Income	Consolidated Net Income
2001	**$ 95**	**$(70)**	**$(54)**
2000	148	4	(13)
1999	171	23	2

3. Comprehensive Income

Comprehensive income includes unrealized gains and losses on certain derivatives that qualify as cash flow hedges and hedges of net investments, as well as the translation effects of foreign net investments. The effect of other comprehensive income (loss) is set forth in the accompanying consolidated statement of stockholders' equity.

Components of accumulated other comprehensive loss consisted of the following (in millions):

Balance, December 31, 2000	$(117)
Other comprehensive income (loss) for the period:	
Transitional adjustment from adoption of SFAS No. 133, net of tax effect of $204	(310)
Net change in fair value of derivative instruments, net of tax effect of $(267)	375
Reclassification to earnings, net of tax effect of $51	(76)
Cumulative translation adjustment	1
Share of affiliates' OCI	8
Other comprehensive loss	(2)
Balance, December 31, 2001	**$(119)**

The $119 million balance of other comprehensive loss at December 31, 2001, includes the impact of $109 million of interest rate swap breakage costs and $115 million of currency translation losses, offset by $100 million of gains on commodity price management hedges and $5 million representing Mirant's share of unconsolidated affiliates' other comprehensive income.

Mirant estimates that $3 million ($34 million of commodity hedge gains and $31 million of interest related losses) of net derivative after-tax gains included in OCI as of December 31, 2001, will be reclassified into earnings or otherwise settled within the next 12 months as certain forecasted transactions relating to commodity contracts, foreign denominated contracts, and interest payments are realized.

4. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31, 2001 and 2000 (in millions):

	2001	2000
Production	**$3,751**	$3,318
Transmission and distribution	**307**	137
Oil and gas	**193**	–
Other	**271**	193
	$4,522	$3,648

Mirant records depletion expense for its oil- and gas-production assets on a units-of-production method based on estimated proven reserves. Mirant records depreciation expense on a straight-line basis using the following estimated useful lives (in years):

Production	5 to 42
Transmission and distribution	5 to 39
Other	3 to 35

Mirant capitalizes interest on projects during the advanced stages of development and the construction period, in accordance with SFAS No. 34, "Capitalization of Interest Cost," as amended by SFAS No. 58, "Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method." The Company determines which debt instruments represent a reasonable measure of the cost of financing construction assets in terms of interest cost incurred that otherwise could have been avoided. These debt instruments and associated interest cost are included in the calculation of the weighted average interest rate used for determining the capitalization rate. Upon commencement of commercial operations of the plant or project, capitalized interest, as a component of the total cost of the plant, is amortized over the estimated useful life of the plant. In 2001, 2000, and 1999, the Company incurred $626 million, $635 million, and $565 million, respectively, in interest costs, of which $66 million, $20 million, and $64 million, respectively, were capitalized and included in construction work in process. The remaining interest was expensed during the year.

5. Related-Party Transactions

Mirant has agreements with Southern Company Services, Inc. ("SCS"), a wholly owned subsidiary of Southern Company, and each of the system operating companies owned by Southern Company ("Southern") under which those companies provide various interim services to Mirant. These transitional services agreements generally provide for a fee equal to the greater of the cost, including the actual direct and indirect costs, of providing the services or the market value for such services. The transitional services agreements generally expire on December 31, 2002. SCS and each of Southern's operating companies provided the following services to Mirant at cost for 2000 and 1999: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. In 2001, SCS provided primarily administrative services to Mirant at cost. Such costs amounted to approximately $4 million, $21 million, and $20 million during 2001, 2000, and 1999, respectively.

Included in these costs are both directly incurred costs and allocated costs prior to Mirant's separation from Southern (Note 12). The allocated costs related to SCS's corporate general and administrative overhead were immaterial for 2001 and amounted to approximately $7 million and $5 million during 2000 and 1999, respectively.

Mirant incurred interest expense on a note payable to Southern of $37 million during 1999. No interest was incurred during 2001 or 2000, as no amounts were outstanding on the note.

Prior to taking full ownership of Mirant Americas Energy Marketing, LP ("Mirant Americas Energy Marketing") (Note 12), Mirant had various agreements with Mirant Americas Energy Marketing in which Mirant Americas Energy Marketing had agreed to develop and manage the bidding strategy, manage fuel requirements, sell the energy, and provide accounting and settlement services for several generating plants of Mirant. These agreements applied to Mirant's California, New York, and New England operating entities and generally covered a term of one to 2.5 years. The first of these agreements was in place in December 1998 and the most recent in July 1999, as amended in January 2000. During 1999, total fees paid to Mirant Americas Energy Marketing under the marketing agreements totaled $17 million, and payments made for fuel to Mirant Americas Energy Marketing totaled $258 million. During 2000, prior to taking full ownership of Mirant Americas Energy Marketing, total fees paid under the marketing arrangements totaled $52 million, and payments made for fuel to Mirant Americas Energy Marketing totaled $261 million.

Mirant's revenues and expenses related to its agreements with Mirant Americas Energy Marketing during 1999 were $445 million and $275 million, respectively. During 2000, prior to taking full ownership of Mirant Americas Energy Marketing, Mirant's revenues and expenses related to its agreements with Mirant Americas Energy Marketing were $767 million and $313 million, respectively. Intercompany profits and losses recognized by Mirant Americas Energy Marketing on a mark-to-market accounting basis have been appropriately eliminated in consolidation.

Mirant has various agreements with, or with respect to its investment in, Perryville, including a tolling agreement, an air permit guarantee, and a wastewater discharge permit guarantee (Note 11). Mirant has a 50% ownership interest in Perryville and accounts for its investment under the equity method (Note 1).

6. Employee Benefit Plans

Mirant offers pension benefits to its employees through various pension plans. The measurement date for the Domestic Benefit Plans is September 30 for each year presented. Prior to its spin-off from Southern (Note 12), Mirant management employees participated in the Southern Company Pension Plan, a defined benefit, trusteed, noncontributory plan covering substantially all regular employees.

During 2000, Mirant modified its voting rights in WPD, resulting in WPD being accounted for under the equity method and no longer being consolidated in Mirant's financial statements. As a result of WPD's deconsolidation, pension assets recorded at WPD are no longer consolidated in the financial statements.

Grand Bahama Power participates in a defined benefit, trusteed, contributory pension plan that covers substantially all union employees. Plan benefits are based on the employees' years of service and employment grades. Plan assets are primarily invested in equity and debt securities. The measurement date for Grand Bahama Power is December 31 for each year presented. All nonunion employees of Grand Bahama Power are covered under a defined benefit, noncontributory pension plan. Benefits earned under this plan reflect the employee's years of service, age at retirement, and average compensation for the highest five years out of the 10 years immediately preceding retirement. Plan assets are primarily invested in equity and debt securities.

In March 2001, the Company acquired JPSCo (Note 12). As a result, the following disclosure includes the pension obligations of JPSCo assumed on acquisition. JPSCo participates in a defined benefit, trusteed, contributory plan covering substantially all employees. The measurement date for JPSCo is December 31 for the year presented. Benefits earned are based on years of service, age at retirement, and the highest average annual salary during any consecutive three-year period.

Mirant also has noncontributory, defined benefit plans covering substantially all union employees at recently acquired facilities. Plan benefits are based on final average pay, age at retirement, and service at Mirant and the former employer. These plans are funded according to Internal Revenue Code requirements and are accounted for pursuant to SFAS No. 87, "Accounting for Pensions."

The rates assumed in the actuarial calculations for the pension plans (excluding WPD and JPSCo) of Mirant as of their respective measurement dates were as follows:

	2001	2000
Discount rate	**7.5%**	7.5%
Rate of compensation increase	**4.5**	5.0
Expected return on plan assets	**9.0**	8.5

The following tables show the collective actuarial results for the defined benefit pension plans (excluding WPD and JPSCo) of Mirant (in millions):

	2001	2000
Change in Benefit Obligation:		
Benefit obligation, beginning of year	**$ 140**	$ 63
Service cost	**8**	6
Interest cost	**9**	4
Benefits paid	**(1)**	(1)
Actuarial loss	**(13)**	5
Special termination benefits	**2**	–
Amendments	**4**	1
Acquisitions	**-**	61
Plan curtailment	**(2)**	–
Net liability transferred from Southern	**(2)**	1
Benefit obligation, end of year	**$ 145**	$140
Changes in Plan Assets:		
Fair value of plan assets, beginning of year	**$ 56**	$ 44
Return on plan assets	**(3)**	6
Net assets transferred to Southern	**(3)**	–
Employer contributions	**4**	2
Benefits paid	**(1)**	(1)
Receivables due to transfers	**-**	5
Fair value of plan assets, end of year	**$ 53**	$ 56
Funded Status:		
Funded status at end of year	**$ (92)**	$ (84)
Unrecognized prior service cost	**5**	4
Unrecognized net gain	**(19)**	(13)
Net amount recognized in the consolidated balance sheets	**$(106)**	$ (93)

The rates assumed in the actuarial calculations for the pension plan of JPSCo were as follows:

	2001
Discount rate	9.0%
Rate of compensation increase	7.0
Expected return on plan assets	10.0

The following tables show the collective actuarial results for the defined benefit pension plan of JPSCo (in millions):

	2001
Change in Benefit Obligation:	
Benefit obligation, beginning of year	$ -
Service cost	2
Interest cost	3
Benefits paid	(1)
Actuarial loss	(3)
Acquisitions	43
Benefit obligation, end of year	$ 44
Changes in Plan Assets:	
Fair value of plan assets, beginning of year	$ -
Return on plan assets	5
Employer contributions	1
Benefits paid	(1)
Members' total contributions	2
Acquisitions	56
Fair value of plan assets, end of year	$ 63
Funded Status:	
Funded status at end of year	$ 19
Unrecognized net gain	(16)
Net amount recognized in the consolidated balance sheets	$ 3

As a result of WPD's sale to London Electricity of its supply business during 1999, a curtailment and settlement of a portion of WPD's pension plan occurred for the pension assets and obligations that transferred to the buyer. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," a curtailment gain of $5 million and a settlement loss of $14 million were recorded during 1999 in conjunction with this event.

The components of Mirant's pension plans' net pension expense (income) (a portion of which is capitalized) during the years ended December 31 are shown below (in millions). The 1999 results include WPD.

	2001	2000	1999
Service cost	$ 8	$ 6	$ 16
Interest cost	9	4	62
Expected return on plan assets	(5)	(4)	(104)
Employee contributions	-	–	(4)
Curtailment	2	1	(5)
Settlement	(2)	–	14
Expense related to special termination benefits	2	–	–
Net amortization	1	–	2
Net pension expense (income)	$15	$ 7	$ (19)

The components of JPSCo's pension plans' net pension expense (income) (a portion of which is capitalized) during the period from the date of acquisition to December 31, 2001, is shown below (in millions).

	2001
Service cost	$ 2
Interest cost	3
Expected return on plan assets	(4)
Net amortization	(1)
Net pension expense (income)	-

Other Postretirement Benefits

Mirant also provides certain medical care and life insurance benefits for its retired employees, substantially all of whom may become eligible for these benefits when they retire.

Under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," medical care and life insurance benefits for retired employees are accounted for on an accrual basis using a specified actuarial method based on benefits and years of service.

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate for pre-age 65 participants and post-age 65 participants of 10.0% and 14.0%, respectively, for 2001, decreasing gradually to 5.50% and 5.50%, respectively, through the year 2008 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would correspondingly increase or decrease the accumulated benefit obligation at December 31, 2001, by $11 million and $9 million, respectively. All other components would not be affected materially by a 1% change in the medical care cost trend rate.

The weighted average rates assumed in the actuarial calculations for the other postretirement benefits of Mirant as of their respective measurement dates were as follows:

	2001	2000
Discount rate	7.5%	7.5%
Rate of compensation increase	4.5	5.0
Expected return on plan assets	9.0	8.5

	2001	2000
Change in Benefit Obligation:		
Benefit obligation, beginning of year	$ 60	$ 19
Service cost	3	1
Interest cost	4	2
Actuarial gain	7	1
Amendments	6	–
Liability transferred to Southern (settlement)	(2)	–
Acquisitions	–	37
Benefit obligation, end of year	$ 78	$ 60
Funded Status:		
Funded status at end of year	$(78)	$(60)
Unrecognized net loss	8	2
Unrecognized past service cost	6	–
Net amount recognized	$(64)	$(58)

The postretirement benefits were unfunded at December 31, 2001 and 2000. The actuarially based costs of Mirant's postretirement benefits during 2001, 2000, and 1999 were not material.

Stock-Based Compensation

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," Mirant has elected to account for its stock-based compensation plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and adopt the disclosure-only provisions of SFAS No. 123. Accounting for cash-settled awards under SFAS No. 123 is consistent with the accounting for such awards under APB Opinion No. 25.

Mirant Corporation Options. Stock option grants in Mirant common stock have been made from Mirant's Omnibus Incentive Compensation Plan. Mirant options have a 10-year term. This term may be shortened through termination of employment. Generally, options vest equally on each of the first, second, and third anniversaries of the grant date. Mirant options are non-transferable, except through death. The exercise price of Mirant options is equal to the stock price on the date of grant.

Transactions are summarized as follows below:

	Mirant Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	–	$ –
Granted	8,631,094	17.89
Exercised	(633)	15.42
Forfeited	(71,106)	20.72
Outstanding at December 31, 2000	8,559,355	17.87
Granted	8,491,079	25.16
Exercised	(1,090,925)	14.72
Forfeited	(602,353)	22.19
Outstanding at December 31, 2001	**15,357,156**	**$21.95**
Options exercisable at December 31, 2000	1,159,650	$13.32
Options exercisable at December 31, 2001	**4,019,713**	**$18.62**

Exercise prices for Mirant stock options outstanding as of December 31, 2001, ranged from $3.35 to $39.30. The following table provides certain information with respect to Mirant stock options outstanding at December 31, 2001:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.00 – $ 3.93	206,710	$ 3.44	4.5
$11.80 – $15.72	1,810,760	14.31	5.7
$15.73 – $19.65	2,154,385	17.89	8.1
$19.66 – $23.58	4,465,093	21.80	8.3
$23.59 – $27.51	6,323,709	25.51	8.9
$27.52 – $31.44	91,424	28.59	9.6
$31.45 – $35.37	260,417	34.70	9.3
$35.38 – $39.30	44,658	39.30	9.4
Total	15,357,156	21.95	8.2

The following table provides certain information with respect to stock options exercisable at December 31, 2001:

Range of Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$ 0.00 – $ 3.93	144,974	$ 3.48
$11.80 – $15.72	1,127,739	14.05
$15.73 – $19.65	666,828	17.90
$19.66 – $23.58	1,594,638	21.64
$23.59 – $27.51	485,534	24.81
Total	4,019,713	18.62

The weighted average fair value at date of grant for options granted during 2001 and 2000 was $10.06 and $7.94, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2001	2000
Expected life in years	**5**	5
Interest rate	**5.03%**	6.66%
Volatility	**49.50%**	40.00%
Dividend yield	**–**	–

Southern Company Options. Stock option grants in Southern common stock have been made from Southern Company's Performance Stock Plan periodically and vest equally on each of the first, second, and third anniversaries of the grant date. Grants fully vest upon termination resulting from death, total disability, or retirement. Exercise price is the average of the high and low fair market value of Southern Company's common stock on the date granted. All of the outstanding Southern Company stock options were converted to Mirant stock options on April 2, 2001.

Transactions are summarized as follows below:

	Southern Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	795,471	$23.67
Granted	516,967	26.56
Exercised	(6,001)	22.46
Forfeited	(21,845)	25.31
Outstanding at December 31, 1999	1,284,592	24.81
Granted	1,247,663	23.25
Exercised	(61,126)	21.68
Forfeited	(64,630)	23.66
Transfers of employees between Southern and Mirant, net	(22,291)	24.09
Outstanding at December 31, 2000	2,384,208	24.09
Granted	**5,039**	**30.23**
Exercised	**(346,126)**	**23.74**
Forfeited	**(14,588)**	**23.25**
Converted to Mirant options	**(2,028,533)**	**24.17**
Outstanding at December 31, 2001	**–**	**$ –**

The weighted average fair values at date of grant for options granted during 2001, 2000, and 1999 were $4.37, $3.36, and $6.29, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2001	2000	1999
Expected life in years	**4.0**	4.0	3.7
Interest rate	**5.03%**	6.66%	5.79%
Volatility	**25.40%**	20.94%	20.74%
Dividend yield	**7.02%**	5.80%	5.00%

If compensation costs had been determined as prescribed by SFAS No. 123 for options in Southern and Mirant, Mirant's net income would have been reduced by approximately $49 million in 2001, by approximately $23 million in 2000, and by approximately $12 million in 1999. Diluted earnings per share would have been reduced by $0.14, $0.07, and $0.05 for the same periods, respectively.

Phantom Stock. During 1999, Mirant made awards of approximately 39,000 phantom Southern stock shares and approximately 130,000 phantom Mirant stock shares to certain employees and officers. The aggregate amount awarded was approximately $2.7 million with cliff vesting during 2003. Mirant records compensation expense ratably during the vesting period, taking into account the fluctuations in market value of the underlying stock during each period. During 2001 and 2000, Mirant made awards of approximately 235,893 and 304,925 Mirant phantom stock shares, respectively, to certain employees and officers. The aggregate amount awarded was approximately $6.0 million and $6.7 million with vesting based on stock price appreciation for 2001 and 2000, respectively. Compensation expense during 2001, 2000, and 1999 was approximately $14.9 million, $1.7 million, and $500,000, respectively. At December 31, 2001, 94,362 shares of phantom stock were outstanding.

Value Creation Plan. In 1997, Mirant initiated a long-term incentive plan, the Value Creation Plan, which granted appreciation rights to eligible employees to receive unit appreciation over a preestablished value on a stated number of units per employee. Base values and subsequent annual valuations were calculated using a discounted cash flow methodology, the key assumptions of which included cash flow forecasts for each of Mirant's investments for the future five to seven years, a terminal value assumption equal to 103%, and a discount rate of 13% for all periods presented. Employees were granted two types of appreciation rights: standard appreciation rights, which paid each eligible employee for any appreciation over a fixed base value, and indexed appreciation rights, which paid each eligible employee for any appreciation over a base value, which increased each year by a predetermined interest rate. Standard appreciation rights, vested 25% per year for four years, and indexed appreciation rights vested 100% after four years. Mirant recorded compensation expense ratably during the vesting period for any appreciation of the units over a fixed base value in accordance with APB Opinion No. 25. This expense amounted to approximately $6 million, $23 million, and $2 million in 2001, 2000, and 1999, respectively.

Transactions are summarized as follows:

	Standard Rights	Weighted Average Exercise Price	Indexed Rights	Weighted Average Exercise Price
Outstanding at December 31, 1998	1,653,428	$ 9.82	2,783,593	$11.30
Granted	1,456,665	11.61	325,138	12.77
Exercised	(14,411)	9.90	–	–
Forfeited	(24,995)	9.83	(91,216)	12.77
Outstanding at December 31, 1999	3,070,687	10.67	3,017,515	12.77
Granted	2,237,806	13.72	–	–
Exercised	(5,668)	9.73	–	–
Forfeited	(45,900)	13.46	–	–
Converted to stock options/SARs	(5,256,925)	11.94	(3,017,515)	12.77
Outstanding at December 31, 2000	–	$ –	–	$ –

Employee Stock Purchase Plan. In September 2000, the Company's Board of Directors adopted a non-compensatory Employee Stock Purchase Plan (the "ESPP") under Section 423 of the Internal Revenue Code ("Section 423"). Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15 percent discount from the lower of the market value of such stock at the beginning or the ending of each six-month purchase period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from his or her salary or short-term incentive an amount up to $21,250 per year, subject to Section 423 limitations. The total number of shares of common stock that may be issued pursuant to options granted under the ESPP is 4,000,000. A total of approximately 913,000 shares of common stock have been issued under the ESPP.

Employee Savings Plan. The Company maintains an Employee Savings Plan ("ESP") with a profit sharing arrangement ("PSA") whereby employees may contribute a portion of their base compensation, subject to limits under the Internal Revenue Code. The Company provides a matching contribution, each payroll period, in the ESP equal to 75% of the employee's contributions on up to 6% of the employee's pay for that period (levels vary for the various bargaining units). Under the PSA, the Company contributes a quarterly 3% fixed contribution and may make an annual discretionary contribution for those employees not accruing a benefit under the defined benefit pension plan. Expenses recognized for matching contributions were as follows (in millions):

	ESP	PSA
1999	$4.0	$ –
2000	5.8	–
2001	**7.0**	**2.4**

7. Debt

At December 31, 2001 and 2000, the long-term debt (including current maturities) of Mirant and its subsidiaries was as follows (in millions):

	2001	2000
Capital markets debt:		
Dollar-denominated:		
7.40% senior notes, due 2004	**$ 200**	$ 200
10.20% notes, due 2006	**73**	–
7.625% senior notes, due 2006	**500**	–
7.20% senior notes, due 2008	**300**	–
7.90% senior notes, due 2009	**500**	500
8.30% senior notes, due 2011	**850**	–
2.50% convertible senior debentures, due 2021	**750**	–
8.50% senior notes, due 2021	**450**	–
9.125% senior notes, due 2031	**400**	–
Debt supported by banking arrangements:		
Dollar-denominated:		
5.95% to 11.90%, due 2002	**2,001**	1,942
2.95% to 9.75%, due 2000 to 2003	**1,225**	71
3.145% to 9.50%, due 2000 to 2004	**223**	68
Variable rate (7.47% at December 31, 2000), due 2004	**–**	300
7.69% to 10.00%, due 2005	**46**	422
5.08% to 11.90%, due 2000 to 2006	**135**	49
7.16% to 10.25%, due 2007	**14**	427
5.95% to 10.56%, due 2000 to 2011	**–**	754
Deutschemark-denominated:		
5.13% to 5.14%, due 2002	**566**	–
5.14% to 5.17%, due 2004	**–**	512
Other debt:		
Dollar-denominated:		
8.11% note payable, due 2002 to 2004	**66**	–
7.75% and 10.50% senior loan participation certificate, due 2005 and 2006	**–**	340
7.78% to 11.00% loans, due 2000 to 2007	**–**	25
9.50% capital leases, due 2013	**10**	–
14.50% capital leases, due 2016	**122**	–
8.12% notes, due 2018	**–**	153
Sterling-denominated:		
0% to 7.64% loans, due 2000 and 2002	**–**	5
Deutschemark-denominated:		
5.35% loan, due 2008	**–**	29
Unamortized debt premiums (discounts), net	**(3)**	–
Total long-term debt	**8,428**	5,797
Less debt classified as current	**2,604**	201
Total	**$5,824**	$5,596

As mentioned below, approximately $1.2 billion of project debt related to Sual and Pagbilao is reflected as current on the accompanying consolidated balance sheet as of December 31, 2001, because waivers granted with respect to defaults under such project debt expire in April 2002. Mirant expects to extend the current waivers and obtain permanent waivers to address the potential defaults. The final maturities of the Sual and Pagbilao project loans are 2012 and 2007, respectively.

At December 31, 2001, the annual scheduled repayments of long-term debt during the next five years, assuming all debt classified as current is repaid in 2002, were as follows (in millions):

2002	$ 2,604
2003	1,268
2004	464
2005	29
2006	714
Thereafter	3,349

Revolving Credit Facilities

At December 31, 2001, Mirant and its subsidiaries had revolving credit facilities with various lending institutions totaling approximately $3.19 billion. At December 31, 2001, amounts borrowed, including drawn amounts and letters of credit, under such facilities totaled $2.08 billion, of which $26 million expires during 2002 and $2.06 billion expires during 2003 and beyond. Except for the credit facility of Mirant Canada Energy Marketing, Ltd., an indirect wholly owned subsidiary of Mirant Corporation ("Mirant Canada Energy Marketing"), these facilities are recorded as long-term debt and included in the table above. The credit facilities generally require payment of commitment fees based on the unused portion of the commitments or the maintenance of compensating balances with the banks. The schedule below summarizes the revolving credit facilities held by Mirant Corporation and its subsidiaries as of December 31, 2001 (in millions).

Company	Facility Amount	Drawn Amount Including Letters of Credit	Amount Available
Mirant Corporation	$2,700	$1,833	$867
Mirant Americas Generation, LLC	300	73	227
Mirant Canada Energy Marketing	44	26	18
Mirant Americas Energy Capital, LP	150	150	–
Total	$3,194	$2,082	$1,112

As of December 31, 2001, Mirant Corporation had three revolving credit facilities: its April 1999 $450 million Credit Facility C, its July 2001 $1.125 billion 364-Day Credit Facility, and its July 2001 $1.125 billion 4-Year Credit Facility. Credit Facility C matures in April 2004. No amounts were drawn under Credit Facility C at December 31, 2001 or 2000. However, Mirant had letters of credit outstanding under Credit Facility C in the amount of $53 million and $406 million as of December 31, 2001 and 2000, respectively. As of December 31, 2001, Mirant Corporation had borrowings of $1.075 billion under the 364-Day Credit Facility at an approximate interest rate of 3% and had issued letters of credit totaling $705 million under the 4-Year Credit Facility. Under each of the credit facilities, Mirant Corporation pays interest, facility/commitment fees, and letter of credit fronting fees in an amount determined by reference to its then existing credit ratings. As of December 31, 2001, the facility/commitment fees under the 364-Day Credit Facility, the 4-Year Credit Facility, and Credit Facility C were 0.20%, 0.25%, and 0.225%, respectively. Under its 364-Day Credit Facility, Mirant Corporation may elect to convert all revolving credit advances outstanding on or before the July 2002 termination date thereunder into a term loan maturing not later than the first anniversary of the termination date.

In addition to other covenants and terms, each of Mirant Corporation's credit facilities includes minimum debt service coverage and a maximum leverage covenant. As of December 31, 2001, there were no events of default under such credit facilities.

As of December 31, 2001, Mirant Americas Generation, LLC ("Mirant Americas Generation"), an indirect wholly owned subsidiary of Mirant Corporation, had two credit facilities each entered into in October 1999, a $250 million 5-year revolving credit agreement ("Credit Facility B") for capital expenditures and general corporate purposes and a $50 million 5-year revolving credit facility ("Credit Facility C") for working capital needs. The commitments under Credit Facility B and Credit Facility C remain available through October 2004. As of December 31, 2001, the outstanding borrowings under Credit Facility B were $73 million at an interest rate of 3.39%. As of December 31, 2001, there were no borrowings under Credit Facility C. Under each of the credit facilities, Mirant Americas Generation pays interest and facility/commitment fees (0.25% at December 31, 2001) in an amount determined by reference to its then existing credit rating.

In addition to other covenants and terms, each of Mirant Americas Generation's credit facilities includes minimum debt service coverage, a maximum leverage covenant and a minimum debt service coverage test for dividends and distributions. As of December 31, 2001, there were no events of default under such credit facilities.

As of December 31, 2001, Mirant Canada Energy Marketing had an approximately $44 million (denominated as 70 million Canadian dollars) revolving credit facility entered into in November 2000. The credit facility initially matured in November 2001 but was extended to March 2002. Interest under the facility is payable monthly. The interest rate depends on the currency of the borrowing and type of advance. Interest on bankers acceptances, letters of credit, and London InterBank Offered Rate ("LIBOR") advances are computed at the applicable base interest rate (0.35% at December 31, 2001) plus 200 basis points depending on Mirant Corporation's then current credit rating. Interest on prime rate and U.S. base rate advances are computed at the applicable base rate plus 100 basis points depending on Mirant Corporation's then current credit rating. The outstanding borrowings were $26 million

(U.S. dollar), at an interest rate of 3.40% at December 31, 2001. Amounts outstanding under the credit facility are guaranteed by Mirant Corporation. Mirant Canada Energy Marketing is in the process of seeking commitments to refinance this credit facility. If it is unable to refinance the credit facility on acceptable terms, it may repay the amounts outstanding thereunder with cash or amounts borrowed by Mirant Corporation under Mirant's corporate credit facilities, using cash and borrowing capacity that could be used otherwise to fund Mirant's other business activities.

In September 2001, Mirant Americas Energy Capital, LP ("Mirant Americas Energy Capital"), an indirect wholly owned subsidiary of the Company, entered into a $150 million credit facility that matures in September 2004. Under the facility, Mirant Americas Energy Capital may borrow up to 85% of the calculated market value of eligible collateral consisting of various producer loans and production payments. The facility bears interest based on the LIBOR plus 208 basis points with interest payable quarterly. As of December 31, 2001, the outstanding borrowings were $150 million at an interest rate of 4.34%. Under the terms of the credit facility, the facility was initially unsecured with a covenant by Mirant Americas Energy Capital to secure the obligations thereunder by transferring the borrowing base assets to a special purpose vehicle and granting security interests in such assets upon the occurrence of certain events, including ratings downgrades and a specified increase in the yield on Mirant Americas Generation's publicly traded debt.

As a result of the Moody's downgrade, the yields on Mirant Americas Generation's publicly traded debt increased and triggered the obligation of Mirant Americas Energy Capital to secure the obligations thereunder. As of December 31, 2001, Mirant Americas Energy Capital was in the process of transferring the borrowing base assets to the special purpose vehicle and granting security interests in such assets. In connection with entering into the credit facility, Mirant Americas Energy Capital entered into a total rate of return swap with respect to the credit facility. The obligations of Mirant Americas Energy Capital under the total rate of return swap are guaranteed by Mirant Corporation.

See Note 18 for additional information on the Mirant Americas Energy Capital loan.

On December 19, 2001, Moody's lowered its rating on the Company's senior unsecured debt from Baa2 (investment grade) to Ba1 (non-investment grade). Moody's also lowered its rating on the following of the Company's subsidiaries or subsidiary issues: Mirant Americas Energy Marketing, Mirant Trust I, and Mirant Americas Generation. As a result of Moody's lowering its rating on Mirant's senior unsecured debt, as of December 31, 2001, the Company had to post additional collateral in the form of cash and letters of credit, transfer the borrowing base assets under the Mirant Americas Energy Capital facility to a special purpose vehicle, pay increased interest costs, and comply with stricter financial tests under the Mirant Americas Generation facilities. Otherwise, the action by Moody's triggered no material obligations under the Company's debt arrangements.

Each of Mirant's credit facilities contain various covenants in addition to those described above including, among other things, (i) limitations on dividends, redemptions, and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness and liens, (iii) limitations on capital expenditures and (iv) limitations on the sale of assets.

Mirant Asia-Pacific Ventures, Inc. ("Mirant Asia-Pacific") Loans
Mirant Corporation indirectly holds a 91.9% interest in the 1,218 MW coal-fired Sual plant and an 87.2% interest in the 735 MW coal-fired Pagbilao plant, each in the Philippines. The Sual and Pagbilao plants are financed with non-recourse project debt. As of December 31, 2001, the aggregate principal amounts outstanding under the Sual and Pagbilao credit facilities were approximately $827 million and $374 million, respectively. Under the respective credit agreements, the project companies are required to provide certain specified levels and types of insurance coverage. Although Mirant Corporation has secured such types and levels of insurance for the Sual and Pagbilao facilities as it believes are normal for prudent operators of similar facilities, it has been unable to secure certain types and levels of insurance required by the respective credit agreements as a result of changes in the insurance markets, including changes attributable to the terrorist attacks on September 11, 2001. Each of the lenders under the Sual and Pagbilao facilities has executed temporary waivers of default. The waivers are effective through April 30, 2002. Mirant is working with the respective lender groups to secure extensions of the waivers. As of December 31, 2001, Mirant does not anticipate that the Sual and Pagbilao lenders will accelerate the respective loans as a result of the inability of Sual and Pagbilao to provide the specified levels and types of insurance coverage. However, as of December 31, 2001, Mirant could give no assurance that the lenders would continue to cooperate with it, provide permanent waivers or additional temporary waivers or, upon expiration of the temporary waivers, refrain from accelerating the loans. If Mirant could not repay or refinance such loans upon an acceleration, the loss of the cash flow and assets of Sual and Pagbilao would have a material adverse effect on Mirant. Further, if it were to refinance such loans, Mirant can give no assurances that such refinancing would not result in substantial costs and be on less favorable terms than Mirant currently has in place. In the event the lenders fail to extend the temporary waivers or to provide permanent waivers, the respective Sual and Pagbilao project entities will be prohibited under the financing documentation from making distributions and, thus, amounts that would otherwise be available for distribution will not be available to Mirant or its intermediate holding companies to repay indebtedness or fund investment activities. As required by U.S. GAAP, Mirant has reclassified the Sual and Pagbilao credit facilities from long-term debt to current portion of long-term debt on its consolidated balance sheet until it secures permanent waivers for these credit facilities. Mirant does not consider the inability to secure the insurance coverage required under the Sual and Pagbilao credit facilities a breach of the terms of their respective energy conversion agreements with NPC of the Philippines.

As of December 31, 2001, a failure by the Sual or Pagbilao lenders to extend the temporary waivers or provide permanent waivers with respect to the defaults under the Sual or Pagbilao credit agreements would have caused cross-defaults under the credit facility for Mirant Asia-Pacific, a subsidiary of Mirant Corporation and an indirect parent company of Sual and Pagbilao. As of December 31, 2001, the aggregate principal amount outstanding under the Mirant Asia-Pacific credit facility was approximately $792 million. Although no assurances can be given that, in the event of such cross-defaults, the Mirant Asia-Pacific lenders will refrain from declaring a default or accelerating the loan, at December 31, 2001, Mirant does not anticipate that such lenders will declare a default and accelerate the loan in the event of such cross-defaults. In addition, although Mirant believes that, in the event of an acceleration, it would be able to refinance the Mirant Asia-Pacific loan, Mirant can give no assurances to such effect. If Mirant does not repay or refinance such loans upon acceleration, the loss of the cash flow and assets of Mirant Asia-Pacific would have a material adverse effect on it. Further, the Mirant Asia-Pacific loan matures in January 2002 and, as a result of the potential cross-defaults, Mirant Asia-Pacific may be unable to refinance such loan on acceptable terms. In such event, Mirant may repay the Mirant Asia-Pacific loan with amounts borrowed by it under existing Mirant credit facilities, using borrowing capacity that could be used to fund other investment activities. Further, in the event that a Sual or Pagbilao cross-default occurs and the Mirant Asia-Pacific lenders declare a default under the credit facility, Mirant Asia-Pacific would be prohibited under its credit facility from making distributions. As a result, amounts that would otherwise be available for distribution would not be available to Mirant to repay indebtedness or fund investment activities.

See Note 18 for additional information on the Mirant Asia-Pacific loan.

Convertible Senior Debentures

In May 2001, Mirant Corporation completed the issuance of $750 million of convertible senior debentures bearing an annual interest rate of 2.5%, subject to upward adjustment commencing on June 15, 2004, depending on the market price of its common stock. The debentures mature on June 15, 2021, and have an equivalent initial conversion price of $67.95 per share based on the issue price of the debentures. Holders of the debentures have the right to require the Company to purchase all or a portion of their debentures on June 15, 2004, June 15, 2006, June 15, 2011, and June 15, 2016, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Mirant may repurchase such securities with cash or common stock, at its election, and intends to use cash for such purposes for securities of this nature. Mirant has the right to redeem for cash some or all of the debentures at any time after June 18, 2006, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Preferred Securities and Related Notes Receivable from Southern Company

In a series of transactions during 1998 and 1997, subsidiaries of Mirant borrowed $350 million and $682 million, respectively, dollar denominated income preferred securities. The securities are due between 2027 and 2037 with fixed interest rates between 6.875% and 8.235%. Mirant entered into a swap agreement to effectively convert the $82 million security borrowed in 1997 to British pounds sterling at the time of issuance. This amount is not included in 2001 or 2000, as WPD is no longer consolidated for accounting purposes effective December 1, 2000.

The subsidiary obligated mandatorily redeemable preferred securities were issued by special purpose financing entities of Mirant. Substantially all of the assets of these special financing entities are junior subordinated notes issued by subsidiaries of Mirant in the amount of $979 million and held by Southern. Payment terms and interest rates on the notes receivable from Southern are identical to the related preferred securities. The notes are due between 2027 and 2037 with fixed interest rates between 6.875% and 8.19%. These receivables from Southern are included in notes receivable in the accompanying consolidated balance sheet at December 31, 2000. The preferred securities and related notes receivable were transferred to Southern as part of Mirant's separation from Southern during 2001.

Convertible Trust Preferred Securities

In October 2000, Mirant Trust I closed the sale of 6.9 million convertible trust preferred securities for an initial price of $50.00 per preferred security. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $334 million.

Unless Mirant redeems the debentures, and subject to its right to elect a cash settlement, holders of preferred securities will have the right to convert the preferred securities into shares of Mirant's common stock at any time prior to October 1, 2030. Preferred securities that have been called for redemption may only be converted on or before the business day prior to the close of business on the applicable redemption date. The preferred securities will convert into Mirant common stock at an initial conversion rate of 1.8182 shares of common stock for each preferred security. This conversion rate is equivalent to the conversion price of $27.50 per share of Mirant common stock. The initial conversion rate may be subject to adjustment. Upon conversion of a preferred security, a corresponding debenture held by the trust will be canceled.

8. Income Taxes

Details of the income tax provision for the years ended December 31, 2001, 2000, and 1999 are as follows (in millions):

	2001	2000	1999
Income Tax Provision (Benefit):			
Income tax from continuing operations:			
United States:			
Current provision (benefit)	$ 80	$ 44	$ (16)
Deferred provision	183	43	36
International:			
Current (benefit) provision	(1)	(2)	18
Deferred (benefit) provision	(2)	1	91
Total provision from continuing operations	$260	$ 86	$129
Income tax from discontinued operations:			
Current benefit	(14)	(90)	(54)
Deferred provision	11	70	39
Total benefit from discontinued operations	$ (3)	$(20)	$ (15)

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases which give rise to deferred tax assets and liabilities are as follows (in millions):

	2001	2000
Deferred Tax Assets:		
Obligations under energy delivery and purchase commitments	$ 775	$ 820
Capital loss carryforward	128	98
Employee benefits	113	81
Reserves	89	38
Accumulated other comprehensive income	63	55
Operating loss carryforwards	33	7
Deferred costs	24	18
Deferred revenue	15	7
Total	$1,240	$1,124
Deferred Tax Liabilities:		
Property and intangible assets	(423)	(457)
Energy marketing and risk management contracts	(75)	(46)
Tax accrued on foreign earnings	(5)	(31)
Other	(80)	(34)
Total	(583)	(568)
Net deferred tax assets	$ 657	$ 556

Deferred tax assets and liabilities attributable to the same tax jurisdiction are netted where appropriate in the accompanying consolidated balance sheets.

A reconciliation of Mirant's federal statutory income tax rate to the effective income tax rate for continuing operations for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Statutory income tax rate	35%	35%	35%
State income tax, net of federal benefit	6	4	1
Equity income	(7)	(6)	(1)
Tax accrued on foreign earnings	1	(3)	–
Permanent deferral of foreign earnings	(9)	(14)	(10)
Tax credits	(1)	(3)	(3)
Other	4	4	(3)
Effective income tax rate	29%	17%	19%

The difference between the statutory rate and the effective income tax rate for discontinued operations for 2001, 2000, and 1999 is primarily due to the utilization of domestic tax credits.

Mirant will file a consolidated federal income tax return with Southern and its subsidiaries for the period beginning January 1, 2001, and ending April 2, 2001. Mirant will file a consolidated federal income tax return for the period beginning April 3, 2001, and ending December 31, 2001. Under a joint income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis, and tax payments and refunds are allocated to each entity based on this computation.

The undistributed earnings of certain foreign subsidiaries aggregated $677 million as of December 31, 2001, which, under existing tax law, will not be subject to U.S. income tax until distributed. On July 1, 2000, Mirant adopted a strategy under which only a portion of the future earnings of certain foreign subsidiaries will be deferred in order to reinvest funds for further growth in Asia, fund construction efforts or service debt obligations. The remaining earnings will be repatriated for reinvestment elsewhere in the world or to service parent debt obligations. Of the total undistributed earnings, provisions for U.S. taxes have not been accrued on $428 million related to earnings that have been, or are intended to be, permanently reinvested.

9. Financial Instruments

Energy Marketing and Risk Management Activities

Mirant provides energy marketing and risk management services to its customers in the North American and European markets. These services are provided through a variety of exchange-traded and OTC energy and energy-related contracts, such as forward contracts, futures contracts, option contracts, and financial swap agreements.

These contractual commitments are presented as energy marketing and risk management assets and liabilities in the accompanying consolidated balance sheets and are accounted for using the mark-to-market method of accounting in accordance with EITF No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Accordingly, they are reflected at fair value in the accompanying consolidated balance sheets. The net changes in their market values are recognized in income in the period of change.

The energy marketing and risk management operations engage in risk management activities with counterparties. All such transactions and related expenses are recorded on a trade-date basis. Financial instruments and contractual commitments related to these activities are accounted for using the mark-to-market method of accounting. Under the mark-to-market method of accounting, financial instruments and contractual commitments, including derivatives used for these purposes, are recorded at fair value in the accompanying consolidated balance sheets. The determination of fair value considers various factors, including closing exchange or over-the-counter market price quotations, time value and volatility factors underlying options and contractual commitments.

The volumetric weighted average maturities, or weighted average tenor of the portfolio, at December 31, 2001, were 2.8 years and 4.1 years for the North American portfolio and European portfolio, respectively. The net notional amount, or net open position, of the energy marketing and risk management assets and liabilities at December 31, 2001, was approximately 8 million equivalent megawatt-hours. This is equivalent to approximately 1,000 MW, or approximately 5% of Mirant's generation portfolio. The notional amount is indicative only of the volume of activity and not of the amount exchanged by the parties to the financial instruments. Consequently, these amounts are not a measure of market risk.

Certain financial instruments that Mirant uses to manage risk exposure to energy prices do not meet the hedge criteria under SFAS No. 133. Therefore, the fair values of these instruments are included in energy marketing and risk management assets and liabilities in the consolidated balance sheets. The fair values and average values of Mirant's energy marketing and risk management assets and liabilities as of December 31, 2001, are included in the following table (in millions). The average values are based on a monthly average for 2001.

	Energy Marketing and Risk Management Assets		Energy Marketing and Risk Management Liabilities	
Energy commodity instruments	Average Value	Value at Dec. 31, 2001	Average Value	Value at Dec. 31, 2001
Electricity	$1,113	**$ 756**	$1,174	**$ 671**
Natural gas	1,337	**1,366**	1,081	**1,314**
Crude oil	110	**5**	111	**6**
Other	91	**40**	154	**42**
Total	$2,651	**$2,167**	$2,520	**$2,033**

Derivative Hedging Instruments

Mirant uses derivative instruments to manage exposures arising from changes in interest rates, commodity prices, and foreign currency exchange rates. Mirant's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Derivative gains and losses arising from cash flow hedges that are included in OCI are reclassified into earnings in the same period as the settlement of the underlying transaction. During 2001, $143 million of pretax derivative net gains were reclassified to operating income, $25 million of pretax derivative net losses were reclassified to interest expense and $9 million of pretax derivative net gains were reclassified to other income, net. The derivative gains and losses reclassified to earnings were partly offset by realized gains and losses arising from the settlement of the underlying physical transactions being hedged. Under SFAS No. 133, transactions may meet the requirements for hedge treatment, but may be less than 100% effective. For example, a derivative instrument specifying one location may be used to hedge a risk at a different location. The price differential between the two locations is considered the ineffective portion of the hedge. Any changes in the fair value of the ineffective portion must be recorded currently in earnings. During 2001, $5 million of pretax gains arising from hedge ineffectiveness were recognized in other income, net. The maximum term over which Mirant is hedging exposures to the variability of cash flows is through 2012.

Interest Rate Hedging. Mirant's policy is to manage interest expense using a combination of fixed- and variable-rate debt. To manage this mix in a cost-efficient manner, Mirant enters into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed- and variable-interest amounts calculated by reference to agreed-upon notional principal amounts. These swaps are designated to hedge underlying debt obligations. For qualifying hedges, the changes in the fair value of gains and losses of the swaps are deferred in OCI, net of tax, and the interest rate differential is reclassified from OCI to interest expense as an adjustment over the life of the swaps. Gains and losses resulting from the termination of qualifying hedges prior to their stated maturities are recognized ratably over the original remaining life of the hedging instrument, provided the underlying hedged transactions are still probable. Otherwise the gains and losses will be recorded currently in earnings.

Commodity Price Hedging. Mirant enters into commodity financial instruments in order to hedge market risk and exposure to electricity and to natural gas, coal, and other fuels utilized by its generation assets. These financial instruments primarily include forwards, futures, and swaps. Where these derivatives are designated as cash flow hedges, the gains and losses are recognized in earnings in the same period as the settlement of the underlying physical transaction.

At December 31, 2001, Mirant had a net derivative hedging asset of approximately $126 million. The fair value of its commodity hedging financial instruments is determined using various factors, including closing exchange or over-the-counter market price quotations, time value and volatility factors underlying options and contractual commitments.

At December 31, 2001, Mirant had contracts that related to periods through 2010. The net notional amount, or net open position, of the derivative hedging instruments at December 31, 2001, was 4 million equivalent megawatt-hours. This is equivalent to approximately 500 MW, or 3% of Mirant's generation portfolio. The notional amount is indicative only of the volume of activity and not of the amount exchanged by the parties to the financial instruments. Consequently, this amount is not a measure of market risk.

Foreign Currency Hedging. Mirant uses cross-currency swaps and currency forwards to hedge its net investments in certain foreign subsidiaries. Gains or losses on these derivatives designated as hedges of net investments are reflected in OCI, net of tax, and are offset against the translation effects reflected in OCI, net of tax.

Mirant also utilizes currency forwards intended to offset the effect of exchange rate fluctuations on forecasted transactions arising from contracts denominated in a foreign currency. In addition, Mirant utilizes cross-currency swaps that offset the effect of exchange rate fluctuations on foreign currency denominated debt and fixes the interest rate exposure. Certain other assets are exposed to foreign currency risk. Mirant designates currency forwards as hedging instruments used to hedge the impact of the variability in exchange rates on accounts receivable denominated in certain foreign currencies. When these hedging strategies qualify as cash flow hedges, the gains and losses on the derivatives are deferred in OCI, net of tax, until the forecasted transaction affects earnings. The reclassification is then made from OCI to earnings to the same revenue or expense category as the hedged transaction.

Interest Rate and Currency Swaps. The interest rates noted in the following table represent the range of fixed interest rates that Mirant pays on the related interest rate swaps. On virtually all of these interest rate swaps, Mirant receives floating interest rate payments at LIBOR. The currency derivatives mitigate Mirant's exposure arising from certain foreign currency transactions.

Type	Year of Maturity or Termination	Interest Rates	Number of Counterparties	Notional Amount *(in millions)*	Unrecognized (Loss) Gain *(in millions)*
Interest rate swaps	2002-2012	3.85%-7.03%	5	$874	$(44)
	2002-2007	4.98%-5.79%	3	€ 353	(8)
Cross-currency swaps	2002	–	2	£22	2
Currency forwards	2002-2004	–	2	[1] CAD67	–
	2002	–	4	£36	–
	2002	–	5	€ 1,600	(10)
	2002	–	2	AUD32	–
					$(60)

£ – Denotes British pounds sterling

€ – Denotes Eurodollar

CAD – Denotes Canadian dollar

AUD – Denotes Australian dollar

[1]Contracts with a notional amount of CAD54 million are included in fair value of energy marketing and risk management liabilities because hedge accounting criteria are not met.

The unrecognized gain/loss for interest rate swaps is determined based on the estimated amount that Mirant would receive or pay to terminate the swap agreement at the reporting date based on third-party quotations. The unrecognized gain/loss for cross-currency financial instruments is determined based on current foreign exchange rates.

Other Financial Instruments

In October 2001, Mirant Americas Energy Marketing entered into a prepaid gas transaction. As a result of this transaction, Mirant Americas Energy Marketing received a $218 million payment in October 2001 in exchange for financial settlements to be made over a three-year period. Approximately 10% of the contract notional quantity will settle in October 2002 and October 2003, respectively, and the remaining 80% will settle in October 2004. The amount of these settlements will be based on fixed notional quantities of gas at index prices on the date of each settlement. Simultaneous with entering into the prepaid gas transaction, Mirant Americas Energy Marketing entered into a natural gas swap with a third-party independent of the gas transaction to fix the price of the natural gas to be settled under the prepaid gas transaction at approximately $250 million. The estimated obligation related to this transaction is included in current and noncurrent liabilities on Mirant's consolidated balance sheets at December 31, 2001, and the cash received in October is reflected in cash from operations in the accompanying consolidated statement of cash flows for the year ended December 31, 2001. The obligations of Mirant Americas Energy Marketing under this transaction are guaranteed by Mirant Corporation.

Fair Values

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the fair value of all financial instruments. Financial instruments recorded at market or fair value include cash and interest-bearing equivalents, financial instruments used for energy marketing and risk management purposes, commodities and related instruments used for energy marketing and risk management purposes, including options and contractual commitments. See the Derivative Hedging Instruments section in this note where commodity contracts for hedging purposes are discussed. The following methods were used by Mirant to estimate the fair value of all other financial instruments not carried at fair value on the accompanying consolidated balance sheets:

Notes Receivable. The fair value of Mirant's notes receivable is estimated using interest rates it would receive based on similar types of arrangements.

Notes Payable and Other Long- and Short-Term Debt. The fair value of Mirant's notes payable and long- and short-term debt is estimated using discounted cash flow analysis based on current market interest rates for similar types of borrowing arrangements and market quotes, when available.

Subsidiary Obligated Mandatorily Redeemable Preferred Securities. The fair value of Mirant's subsidiary obligated preferred securities is calculated based on current market price.

Company Obligated Mandatorily Redeemable Securities. The fair value of Mirant's company obligated preferred securities is calculated based on current market price.

The carrying or notional amounts and fair values of Mirant's financial instruments at December 31, 2001 and 2000, were as follows (in millions):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes receivable, including current portion	**$ 311**	**$ 311**	$1,553	$1,553
Notes payable and long- and short-term debt	**8,483**	**7,884**	7,086	6,653
Subsidiary obligated mandatorily redeemable preferred securities	**-**	**-**	950	934
Company obligated mandatorily redeemable securities of a subsidiary holding solely parent company debentures	**345**	**280**	345	428

10. Capital Transactions

In December 2001, Mirant completed a public offering of 60 million shares of its common stock for a price of $13.70 per share. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $759 million.

During 2000, Mirant completed an initial public offering of 66.7 million shares of its common stock for a price of $22.00 per share. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $1.38 billion.

11. Commitments and Contingent Matters

Litigation and Other Contingencies

Reliability-Must-Run Agreements. Mirant's subsidiaries acquired generation assets from Pacific Gas and Electric Company ("Pacific Gas and Electric") in April 1999, subject to reliability-must-run ("RMR") agreements. These agreements allow the California Independent System Operator ("CAISO"), under certain conditions, to require certain of Mirant's subsidiaries to run the acquired generation assets in order to support the reliability of the California electric transmission system. Mirant assumed these agreements from Pacific Gas and Electric prior to the outcome of a Federal Energy Regulatory Commission ("FERC") proceeding initiated in October 1997 that will determine the percentage of a $158.8 million annual fixed revenue requirement to be paid to Mirant by the CAISO under the RMR agreements. This revenue requirement was negotiated as part of a prior settlement of a FERC rate proceeding. Mirant contends that the amount paid by the CAISO should reflect an allocation based on the CAISO's right to call on the units (as defined by the RMR agreements) and the CAISO's actual calls. This approach would result in annual payments by the CAISO of approximately $120 million, or 75% of the settled fixed revenue requirement. The decision in this case will affect the amount the CAISO will pay to Mirant for the period from June 1, 1999, through the final disposition of the appeal. On June 7, 2000, the administrative law judge ("ALJ") presiding over the proceeding issued an initial decision in which responsibility for payment of approximately 3% of the revenue requirement was allocated to the CAISO. On July 7, 2000, Mirant appealed the ALJ's decision to the FERC.

If Mirant is unsuccessful in its appeal of the ALJ's decision, it will be required to refund certain amounts of the revenue requirement paid by the CAISO for the period from June 1, 1999, until the final disposition of the appeal. The amount of this refund as of December 31, 2001, would have been approximately $219 million; however, there would have been no effect on net income for the periods under review as adequate reserves have been recorded. This amount does not include interest that may be payable in the event of a refund. If Mirant is unsuccessful in its appeal, Mirant plans to pursue other options available under the RMR agreements to mitigate the impact of the ALJ's decision upon its future operations. The outcome of this appeal is uncertain, and Mirant cannot provide assurance that it will be successful.

Defaults by SCE and Pacific Gas and Electric and Bankruptcy of Pacific Gas and Electric. On January 16 and 17, 2001, the credit and debt ratings of Southern California Edison ("SCE") and Pacific Gas and Electric were lowered by Moody's and Standard & Poor's ("S&P") to "non-investment grade" status. On January 16, 2001, SCE indicated that it would suspend indefinitely certain obligations including a $215 million payment due to the California Power Exchange Corporation ("PX") and a $151 million payment due to a qualifying facility. On April 6, 2001, Pacific Gas and Electric filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California in San Francisco. It is not known at this time what effect the bankruptcy filing will have on the ultimate recovery of amounts owed to Mirant. On September 20, 2001, Pacific Gas and Electric filed a proposed plan of reorganization. Under the terms of the proposed plan, unsecured creditors such as Mirant would receive 60% of the amounts owed upon approval of the plan. The remaining 40% would be paid in negotiable debt with terms from 10 to 30 years.

California PX Bankruptcy. On March 9, 2001, the California PX filed for bankruptcy. Mirant Americas Energy Marketing has been named to the participants' committee. The PX's ability to repay its debt is directly dependent on the extent that it receives payments from Pacific Gas and Electric and SCE and on the outcome of its litigation with the California state government. As of December 31, 2001, the total amount owed to Mirant by the CAISO and the PX was $361 million. The total amount of provisions made during 2000 and 2001 in relation to uncertainties in the California power market was $295 million pretax. It is uncertain what effect the PX's bankruptcy will have on the receivables owed to the Company.

DWR Power Purchases. On January 17, 2001, the Governor of California issued an emergency proclamation giving the DWR authority to enter into arrangements to purchase power in order to mitigate the effects of electrical shortages in the state. The DWR began purchasing power under that authority the next day. On February 1, 2001, the Governor of California signed Assembly Bill No. 1X authorizing the DWR to purchase power in the wholesale markets to supply retail consumers in California on a long-term basis. The Bill became effective immediately upon its execution by the Governor. The Bill did not, however, address the payment of amounts owed for power previously supplied to the CAISO or PX for purchase by SCE and Pacific Gas and Electric. The CAISO and PX have not paid the full amounts owed to Mirant's subsidiaries for power delivered to the CAISO and PX in prior months and are expected to pay less than the full amount owed on further obligations coming due in the future for power provided to the CAISO for sales that were not arranged by the DWR. The ability of the DWR to make future payments is subject to the DWR having a continued source of funding, whether from legislative or other emergency appropriations, from a bond issuance or from amounts collected from SCE and Pacific Gas and Electric for deliveries to their customers. On May 24, 2001, Mirant entered into a 19-month agreement with the DWR to provide the State of California with approximately 500 MW of electricity. The contract runs through December 31, 2002.

California Rate Payer Litigation. Six lawsuits have been filed and coordinated in the Superior Courts for San Diego County alleging that certain owners of electric generation facilities in California and energy marketers, including Mirant, Mirant Americas Energy Marketing, Mirant Delta, LLC ("Mirant Delta"), and Mirant Potrero, LLC ("Mirant Potrero") engaged in various unlawful and anti-competitive acts that served to manipulate wholesale power markets and inflate wholesale electricity prices in California. Three of the suits seek class action status, while two of the suits are brought on behalf of all citizens of California. One lawsuit alleges that, as a result of the defendants' conduct, customers paid approximately $4 billion more for electricity than they otherwise would have and seeks an award of treble damages as well as other injunctive and equitable relief. One lawsuit also names certain of Mirant's officers individually as defendants and alleges that the state had to spend more than $6 billion purchasing electricity and that if an injunction is not issued, the state will be required to spend more than $150 million per day purchasing electricity. The other suits likewise seek treble damages and equitable relief. One such suit names Mirant Corporation itself as a defendant. The final outcome of these lawsuits cannot now be determined.

Western Power Markets Investigations. The California Public Utilities Commission ("CPUC"), the California Senate, the San Joaquin District Attorney, and the Attorney General's offices of Washington, Oregon, and California have each launched civil and criminal investigations into the California energy markets that have resulted in the issuance of subpoenas of several of Mirant's entities. In addition, the CPUC has had personnel onsite on a periodic basis at Mirant's California generating facilities since December 2000. The California Attorney General issued its subpoena to Mirant in February 2001 under the following caption: "In the Matter of the Investigation of Possibly Unlawful, Unfair, or Anti-Competitive Behavior Affecting Electricity Prices in California." Each of these subpoenas, as well as the plant visits, could impose significant compliance costs on Mirant or its subsidiaries. Also, on April 18, 2001, the Attorney General filed suit against the Company in the San Francisco Superior Court seeking to compel it to produce documents in the investigation. With respect to both the CPUC and the California Attorney General's office, there is ongoing litigation between Mirant and these agencies regarding the scope of the subpoenas and the confidentiality of the Company's documents. Despite the various measures taken to protect the confidentiality of sensitive information provided to these agencies, there remains a risk of governmental disclosure of the confidential, proprietary, and trade secret information obtained by these agencies throughout this process.

While Mirant will vigorously defend against any claims of potential civil liability or criminal wrongdoing asserted against the Company or its subsidiaries, the results of such investigations cannot now be determined.

State Line. On July 28, 1998, an explosion occurred at the Company's State Line plant causing a fire and substantial damage to the plant. The precise cause of the explosion and fire has not been determined. Thus far, seven personal injury lawsuits have been filed against Mirant, five of which were filed in Cook County, Illinois. Mirant has settled the claim of one of these plaintiffs, but the settlement agreement still requires court approval. Mirant filed a motion to dismiss the five Cook County cases in 1998 for lack of "in personam" jurisdiction and is in the process of appealing the denial of these motions. The outcome of these proceedings cannot now be determined and an estimated range of loss cannot be made; however, the Company has significant insurance coverage for losses occurring as a result of the explosion.

Enron Bankruptcy Proceedings. On December 2, 2001, Enron, along with several of its subsidiaries, filed for bankruptcy. As of December 31, 2001, the total amount owed to Mirant by Enron was approximately $77 million. Based on a reserve recorded in 2001, the Company does not expect the outcome of the bankruptcy proceeding to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

California Price Mitigation and Refund Proceeding. On June 19, 2001, the FERC issued an order that provides for price mitigation in all hours in which power reserves fall below 7%. During these emergency hours, the FERC will use a formula based on the marginal costs of the highest cost generator called on to run to determine the overall market clearing price. This price mitigation includes all spot market sales in markets throughout the Western System Coordinating Council. This price mitigation was implemented on June 20, 2001, and will extend until September 30, 2002. The FERC requires that all public and nonpublic utilities which own or control non-hydroelectric generation in California must offer power in the CAISO's spot markets, to the extent the output is not scheduled for delivery in the hour. Mirant cannot predict how the FERC will rule on any future requests or justifications for prices higher than the mitigated price during future months.

On July 25, 2001, the FERC issued an order requiring hearings to determine the amount of any refunds and amounts owed for sales made to the CAISO/PX from October 1, 2000, through June 20, 2001. Hearings are scheduled to be held in March 2002 and June 2002. In the July 25 order, the FERC also ordered that a preliminary evidentiary proceeding be held to develop a factual record on whether there have been unjust and unreasonable charges for spot market bilateral sales in the Pacific Northwest from December 25, 2000, through June 20, 2001. In the proceeding, the DWR filed to recover certain refunds from parties, including a Mirant subsidiary, for bilateral sales of electricity to the DWR at the California/Oregon border, claiming that such sales took place in the Pacific Northwest. The FERC ALJ has concluded a preliminary evidentiary hearing related to possible refunds for power sales in the Pacific Northwest. In a preliminary ruling issued September 24, 2001, the ALJ indicated that she would order no refunds because the complainants had failed to prove any exercise of market power or that any prices were unjust or unreasonable. The FERC may accept or reject this preliminary ruling and the FERC's decision may itself be appealed. Mirant cannot predict the outcome of this proceeding. If the Company were required to refund such amounts, its subsidiaries would be required to refund amounts previously received pursuant to sales made on their behalf. In addition, Mirant's subsidiaries would be owed amounts for purchases made on their behalf from other sellers in the Pacific Northwest.

Environmental Information Requests. Along with several other electric generators which own facilities in New York, in October 1999 Mirant New York received an information request from the State of New York concerning the air quality control implications of various repairs and maintenance activities of Mirant New York at its Lovett facility. Mirant New York responded fully to this request and provided all of the information requested by the state. The State of New York issued notices of violation to some of the utilities being investigated. The state issued a notice of violation to the previous owner of Plant Lovett, Orange and Rockland Utilities, alleging violations associated with the operation of Plant Lovett prior to the acquisition of the plant by Mirant New York. To date, Mirant New York has not received a notice of violation. Mirant New York disagrees with the allegations of violations in the notice of violation issued to the previous owner. The notice of violation does not specify corrective actions which the State of New York may require. Under the sales agreement with Orange and Rockland Utilities for Plant Lovett, Orange and Rockland Utilities is responsible for fines and penalties arising from historical operations, but Mirant New York may be responsible for the cost of purchasing and installing emission control equipment, the cost of which may be material. Mirant New York is engaged in discussions with the state to explore a resolution of this matter.

In January 2001, EPA, Region 3 issued a request for information to Mirant Mid-Atlantic concerning the air permitting implications of past repair and maintenance activities at its Potomac River plant in Virginia and Chalk Point, Dickerson and Morgantown plants in Maryland. Mirant Mid-Atlantic has responded fully to this request.

Mirant cannot provide assurance that lawsuits or other administrative actions against its power plants will not be filed or taken in the future. If an action is filed against the Company or its power plants and it is judged to not be in compliance, this could require substantial expenditures to bring Mirant's power plants into compliance and have a material adverse effect on its financial condition, cash flows and results of operations.

In addition to the matters discussed above, Mirant is party to legal proceedings arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse impact on the Company's consolidated results of operations, cash flows, or financial position. The Company books estimated losses from contingencies when information available indicates that a loss is probable in accordance with SFAS No. 5, "Accounting for Contingencies."

Commitments and Capital Expenditures

Mirant has made firm commitments to buy materials and services in connection with its ongoing operations and planned expansion and has made financial guarantees relative to some of its investments.

The material commitments are discussed in the following sections.

Energy Marketing and Risk Management. Mirant Corporation had approximately $1.22 billion trade credit support commitments outstanding as of December 31, 2001, which included $436 million of letters of credit, $178 million of net cash collateral posted and $607 million of parent guarantees, as compared to approximately $883 million trade credit support commitments, which included $363 million of outstanding letters of credit, $51 million of net cash collateral held and $571 million of parent guarantees, as of December 31, 2000.

Mirant Corporation has also guaranteed the performance of its obligations under a multi-year agreement entered into by Mirant Americas Energy Marketing with Brazos Electric Power Cooperative ("Brazos"). Under the agreement, effective January 1999, Mirant Corporation provides all the electricity required to meet the needs of the distribution cooperatives served by Brazos. Mirant Corporation is entitled to the output of Brazos' generation facilities and its rights to electricity under power purchase agreements Brazos has entered into with third parties. Mirant Corporation's guarantee was $65 million at December 31, 2001, a decrease of $5 million from December 31, 2000. Mirant Corporation is subject to regulatory and commercial risks under this energy requirements contract. Mirant Corporation believes that it has adequately provided for estimated future losses under this contract, which terminates at the end of 2003; however, no assurance can be given that additional losses will not occur.

Mirant Corporation also has a guarantee related to Pan Alberta Gas, Ltd. of $64 million issued in 2000 and outstanding at December 31, 2001.

Vastar Resources, Inc. ("Vastar"), a subsidiary of BP, p.l.c. ("BP"), and Mirant Corporation had issued certain financial guarantees made in the ordinary course of business, on behalf of Mirant Americas Energy Marketing's counterparties, to financial institutions and other credit grantors. Mirant Corporation has agreed to indemnify BP against losses under such guarantees in proportion to Vastar's former ownership percentage of Mirant Americas Energy Marketing (Note 12). At December 31, 2001, such guarantees amounted to approximately $92 million.

Perryville, in which Mirant has a 50% ownership interest accounted for under the equity method, entered into a 20-year tolling agreement with Mirant Americas Energy Marketing in April 2001. Under the agreement, Perryville will sell all the electricity generated by the facility to Mirant Americas Energy Marketing. At December 31, 2001, the total estimated notional commitment under this agreement was approximately $1.07 billion over the 20-year life of the contract.

To the extent that Mirant Corporation does not maintain its current investment ratings, it could be required to provide alternative collateral to certain risk management and marketing counterparties based on the value of the Company's portfolio at such time – in order to continue its current relationship with those counterparties. Mirant could also be required to provide alternative collateral related to committed pipeline capacity charges. Such collateral might be in the form of cash and/or letters of credit. There is an additional risk that in the event of a further reduction of Mirant's credit rating that certain counterparties may, without contractual justification, request additional collateral or terminate their obligations to Mirant.

Turbine Purchases and Other Construction-Related Commitments. Mirant had agreements to purchase 48 turbines (38 gas turbines and 10 steam turbines) to support the Company's ongoing and planned construction efforts. Mirant's options to purchase an additional 32 turbines expired unexercised on December 31, 2001. Minimum termination amounts under all purchase contracts consisted of a refund of $87 million resulting from Mirant's payments exceeding the minimum termination amounts at December 31, 2001. At December 31, 2001, total amounts to be paid under the agreements if all turbines were purchased as planned were estimated to be $450 million. At December 31, 2001, other construction-related commitments totaled approximately $1.05 billion.

In addition to these commitments, Mirant, through certain of its subsidiaries, has two off-balance sheet equipment procurement facilities. These facilities are being used to fund equipment progress payments due under purchase contracts that have been assigned to two separate, independent third party owners. For the first facility, which is a $1.80 billion notional value facility, contracts for 46 turbines (32 gas turbines and 14 steam turbines) have been assigned to a third party trust. Tranche one of this facility is $700 million, and tranche two, which requires cash collateralization in order to be drawn, is $1.10 billion. All amounts outstanding under tranche one are required to be cash collateralized after April 2004. Mirant Americas Development Capital acts as the trust's agent with regards to obligations under the equipment purchase contracts. For the second facility, which is a euro 1.10 billion notional value facility, contracts for nine engineered equipment packages ("power islands") have been assigned to a third party owner incorporated in the Netherlands. Tranche one of this facility is euro 600 million, and tranche two, which requires cash collateralization to be drawn, is euro 500 million. Mirant Asset Development and Procurement B.V. acts as the third party owner's agent with respect to the obligations under the power island purchase contracts.

As part of these assignments, Mirant's subsidiaries have entered into agency agreements with the respective third-party owners whereby Mirant is required to manage procurement of this equipment. Under the agency agreements, Mirant maintains purchase options for each individual turbine and power island, which, subject to certain conditions, may be assigned to other third parties. In addition to the purchase options under the agreements, Mirant also maintains options to lease the turbines and the power islands after completion. Under the Mirant Asset Development and Procurement B.V. equipment procurement facility, the lease is required to be cash collateralized. If upon the end of the respective terms of the agreements Mirant has failed to exercise either its purchase options or lease options for each turbine and power island, Mirant may participate in the re-marketing of this equipment. Mirant has guaranteed the respective obligations of Mirant Americas Development Capital and Mirant Asset Develoment and Procurement B.V. in connection with the equipment procurement facilities, including certain payment obligations equal to approximately 89.9% of equipment costs (including financing costs), of which approximately $385 million was incurred as of December 31, 2001. Additionally, if Mirant had elected to exercise its purchase options with respect to all of the turbines and power islands and to terminate the procurement contracts at December 31, 2001, minimum termination amounts due under the turbine and power island procurement contracts would have been $451 million. At December 31, 2001, if the purchase options or options to lease the turbines and power islands are exercised, total commitments under the procurement contracts would be approximately $2.43 billion as of December 31, 2001. See Note 18 for additional information on turbine purchases and other construction-related commitments.

Long-Term Service Agreements. Mirant has entered into long-term service agreements for the maintenance and repair by third parties of many of its combustion-turbine and combined-cycle generating plants. These agreements may be terminated at no cost in the event a planned construction project is canceled prior to shipment of the associated turbine. As of December 31, 2001, the minimum termination amount for long-term service agreements associated with completed and shipped turbines was $495 million, and the total estimated commitments for long-term service agreements for turbines shipped as of December 31, 2001, were approximately $642 million.

Power Purchase Agreements. Under the asset purchase and sale agreement for Potomac Electric Power Company ("Pepco"), Mirant assumed the obligations and benefits of five power purchase agreements with a total capacity of 735 MW (Note 12). Three of the power purchase agreements represent 730 MW. At December 31, 2001, the estimated commitments under the agreements were $1.68 billion, of which $534 million is included in obligations under energy delivery and purchase commitments in the consolidated balance sheets. The agreements will continue to be in effect through 2021.

Fuel Commitments. Mirant has fixed volumetric purchase commitments under fuel purchase and transportation agreements totaling $142 million at December 31, 2001. These agreements will continue to be in effect through 2011. In addition, Mirant has a contract with BP whereby BP is obligated to deliver fixed quantities of natural gas at identified delivery points. The negotiated purchase price of delivered gas is generally equal to the daily spot rate then prevailing at each delivery point. The agreement will continue to be in effect through December 31, 2007, unless terminated sooner. The estimated commitment for the term of this agreement based on current spot prices is $4.96 billion as of December 31, 2001. Because this contract is based on the current spot price at the time of delivery, Mirant has the ability to sell the gas at the same spot price, thereby offsetting the full amount of its commitment related to this contract. In the event the Company does not maintain its current credit ratings, BP could request additional collateral. Based on the Company's current estimate, Mirant could be required to post approximately $270 million of additional collateral.

Operating Leases. Mirant has commitments under operating leases with various terms and expiration dates. Expenses associated with these commitments totaled approximately $124 million, $17 million, and $17 million during the years ended December 31, 2001, 2000, and 1999, respectively.

Mirant entered into lease transactions that provided approximately $1.50 billion, net of associated expenses, of the purchase price at the closing of the Pepco transaction (Note 12). The leases are treated as operating leases for book purposes whereby one of Mirant's subsidiaries records periodic lease rental expenses.

The following table summarizes Mirant's obligations discussed above excluding the BP contract. As of December 31, 2001, Mirant has the following annual commitments for long-term service, turbine purchases, turbine procurement facilities, fuel, power purchases, and operating leases (in millions):

Fiscal Year Ended:	Long-Term Service Agreements	Turbine Purchase Commitments	Turbine Procurement Facilities	Fuel/Transportation Commitments	Power Purchase Agreements	Operating Leases
2002	$ 45	$450	$ 459	$ 21	$ 244	$ 226
2003	58	–	1,372	21	264	206
2004	58	–	579	22	264	175
2005	55	–	24	22	264	169
2006	51	–	–	22	104	158
Thereafter	375	–	–	34	1,611	2,688
Total minimum payments	$642	$450	$2,434	$142	$2,751	$3,622

Environmental Guarantee. In June 2001, Mirant entered into an air permit guarantee and a wastewater discharge permit guarantee in connection with a loan agreement between Perryville (Note 1) and its lenders. Under these guarantee agreements, Mirant guaranteed the debt payments under the loan agreement if Perryville does not obtain or achieve necessary air and wastewater discharge permit compliance. These guarantee agreements will continue to be in effect through 2003. Perryville began to commercially operate a 150 MW, natural gas-fired, simple-cycle unit in Louisiana in July 2001 and is constructing a 562 MW natural gas-fired combined-cycle unit that is expected to be completed in 2002. At December 31, 2001, the outstanding balance under the loan agreement was approximately $240 million. Mirant has entered into a separate agreement with Cleco Midstream Resources, LLC ("Cleco"), who holds the remaining 50% ownership interest in Perryville, under which Mirant is paid a fixed percentage fee based on 50% of the outstanding draws under the loan agreement for providing the loan agreement guarantees on behalf of Cleco.

Labor Subject to Collective Bargaining Agreements. At its Midwest business unit, Mirant has a labor contract with the United Steel Workers that extends to January 1, 2004, and involves 91 employees at the State Line facility in Indiana, as well as 12 employees at the Zeeland, Michigan, facility and another four employees at the Sugar Creek (Terre Haute), Indiana, facility. These union employees represent approximately 75% of the facilities' total personnel.

At its Mid-Atlantic facilities located in Washington, D.C., Maryland, and Virginia, Mirant has a labor contract with the International Brotherhood of Electrical Workers that covers approximately 680 employees, or 70% of Mirant's Mid-Atlantic facilities total personnel. The term of the Agreement extends to May 31, 2003, and continues for succeeding periods of 12 calendar months each, unless either party, prior to April 1, 2003, or April 1 of any year thereafter, serves written notice of its desire to amend and/or terminate the Agreement as of the following June 1.

Mirant's California business has a labor contract with the International Brotherhood of Electrical Workers that extends to October 2004. This contract covers approximately 157 employees, or 75% of Mirant's California total personnel.

Mirant's New York business has a labor contract with the International Brotherhood of Electrical Workers that extends to June 2003 and involves approximately 165 employees, or 70% of Mirant's New York total personnel.

Mirant Kendall, a subsidiary of Mirant located in Cambridge, Massachusetts, has extended its contract with the Utilities Workers' Union of America to March 2003. Mirant Canal, a subsidiary of Mirant located in Sandwich, Massachusetts, has a labor contract with the Utilities Workers' Union of America that expires on May 31, 2006. These contracts involve approximately 77% and 61% of each facility's employees.

JPSCo, of which Mirant owns an 80% interest, has four labor contracts. The four contracts are with the Managers' Association, the Union of Technical Administrative and Supervisory Personnel ("UTASP"), the National Workers' Union ("NWU"), and the Bustamante Industrial Trade Union ("BITU"). These contracts involve approximately 13%, 27%, 27%, and 19%, respectively, of JPSCo's total personnel. The contract with the Managers' Association expired on November 30, 2001, and the contracts with the UTASP, NWU, and BITU expired on December 31, 2001. Negotiations are currently under way with respect to new contracts.

Grand Bahama Power, of which Mirant owns a 55.4% interest, has two labor contracts with the Bahamas Industrial Engineers, Managerial and Supervisory Union and the Commonwealth Electrical Workers Union that extend to December 31, 2004, and March 31, 2005, respectively. These contracts involve approximately 19% and 73%, respectively, of Grand Bahama Power's total personnel.

Uncertainties Related to Contract Sales

Several of Mirant's significant power generation facilities rely on either Power Purchase Agreements or Energy Conversion Agreements ("ECAs," and collectively with the Power Purchase Agreements, the "Power Contracts") with one or a limited number of entities for the majority of, and in some cases all of, the relevant facility's output over the life of the Power Contracts.

The Power Contracts related to Mirant's facilities are generally long-term agreements covering the sale of power for 20 or more years. However, the operation of such facilities is dependent on the continued performance by customers and suppliers of their obligations under the relevant Power Contract, and, in particular, on the credit quality of the purchasers. If a substantial portion of Mirant's long-term Power Contracts were modified or terminated, Mirant would be adversely affected to the extent that it was unable to find other customers at the same level of profitability. Some of Mirant's long-term Power Contracts are for prices above current market prices. The loss of one or more significant Power Contracts or the failure by any of the parties to a Power Contract to fulfill its obligations thereunder could have a material adverse effect on Mirant's business, results of operations, and financial condition.

Mirant has entered into two significant Power Contracts. These two contracts are ECAs between subsidiaries of Mirant Asia-Pacific and the NPC of the Philippines. The contract for the Pagbilao plant is for 29 years and terminates in August 2025. The contract for the Sual plant is for 25 years and terminates in October 2024. The contracted capacity is 735 MW and 1,000 MW for Pagbilao and Sual, respectively. The capacity fees are payable as compensation for capacity available for power generation. These fees consist of capital recovery fees, fixed operating fees, infrastructure fees, and the components of service fees. Over 90% of the revenues are expected to come from fixed capacity charges that are paid without regard to dispatch level of the plant. The energy fees are based on energy sold and are designed to cover variable operating and maintenance costs. In accordance with the contracts, NPC assumes all fuel procurement risks, including price and delivery.

Minority Shareholder Put Options

Sual. Under shareholder agreements, the minority shareholders of the Mirant Asia-Pacific subsidiary which holds the Sual project ("MSC") can exercise a put option requiring Mirant Asia-Pacific and/or its subsidiaries who hold the shares of MSC to purchase the minority shareholders' interests in the project. The put option can be exercised (i) between December 21, 2002, and December 21, 2005, the third and sixth anniversaries of the completion of the project construction or, (ii) in the event of any change in control, a change in MSC's charter documents or the transfer of sponsor in violation of the sponsor support agreement on the earlier of the date of such changes/events or December 21, 2011, the 12th anniversary of the completion of project construction. The price would be determined by a formula including the discounted future annual net cash flow less the total liabilities outstanding plus the current assets as of the date of the put notice. Discounted future annual net cash flow is comprised of capacity and energy fees less operating and maintenance costs less capital expenditures. If, at any time, MSC proposes to transfer shares to any proposed transferee (other than public offering), MSC shall afford each of the minority shareholders the opportunity to participate proportionately in such stock transfer. However, management does not currently expect all parties to exercise their options.

Pagbilao. Under shareholder agreements, the minority shareholders of the Mirant Asia-Pacific subsidiary which holds the Pagbilao project ("MPagC") can exercise a put option requiring Mirant Asia-Pacific and/or its subsidiaries who hold shares of MPagC to purchase the minority shareholders' interests in the project. The put option can be exercised (i) between August 5, 2002, and August 5, 2008, the sixth and 12th anniversaries of the completion of the project construction or, (ii) in the event of any change in control, a change in MPagC's charter documents or the transfer of sponsor in violation of the sponsor completion support agreement. The put option may be exercised on the earlier of the date of such changes/events or August 5, 2008, the 12th anniversary of the completion of project construction. The price would be determined by a formula including the discounted future annual net cash flow less the total liabilities outstanding plus the current assets as of the date of the put notice. Discounted future annual net cash flow is comprised of capacity and energy fees less operating and maintenance costs less capital expenditures. If, at any time, MPagC proposes to transfer shares to any proposed transferee (other than public offering), MPagC shall afford each of the minority shareholders the opportunity to participate proportionately in such stock transfer. However, management does not currently expect all parties to exercise their options.

Employee Contracts

Certain executives of the Company have contracts, which generally provide benefits in the event of termination or involuntary resignation for "good reason" accompanied by a change in control of Mirant, as defined. Employment agreements provide for severance payments not in excess of three times annual base salary and bonus and the continuation for stipulated periods of other benefits, as defined.

Upon a preliminary change in control, a Rabbi trust is funded to protect the benefits described above for all covered employees. As of December 31, 2001, the company had accrued approximately $40 million related to earned benefits under these contracts.

12. Business Developments

Sale of EDELNOR

On December 31, 2001, Mirant completed the sale of its 82.3% interest in EDELNOR for total consideration of $4.5 million. Mirant's sale of EDELNOR resulted in a reduction to its long-term debt of approximately $346 million (Note 2).

TransCanada PipeLines Limited ("TransCanada")

In December 2001, Mirant acquired the majority of the gas marketing business of TransCanada for approximately $120 million. The transaction, accounted for under the purchase method of accounting, included the purchase of the majority of TransCanada's natural gas trading and marketing business and the related natural gas transportation and storage contracts. TransCanada also sold to Mirant the "netback pool," which markets the aggregated supply from 550 Canadian natural gas producers. As the TransCanada acquisition was recently completed, Mirant has not finalized the purchase price allocation.

Castex

In August 2001, Mirant acquired a 75% working interest in 18 natural gas- and oil-producing fields, as well as 206,000 acres of mineral rights in southern Louisiana from Castex and a number of its affiliates for approximately $162 million. Castex, a privately held Houston-based oil and gas producer, will retain an interest in the properties and will continue to operate them.

Bewag

On June 28, 2001, Mirant purchased an additional 18.8% interest in Bewag for approximately $448 million. Bewag is an electric utility serving over 2 million customers in Berlin, Germany. This additional purchase gave Mirant a 44.8% ownership position in Bewag and joint control of the company with Hamburgische Electricitaets-Werke AG. On December 3, 2001, Mirant announced that it had entered into an agreement in which Vattenfall AB will buy Mirant's 44.8% ownership position in Bewag for approximately $1.63 billion (Note 18). During December 2001, in anticipation of the Bewag closing, Mirant's related net investment hedges were terminated, generating cash proceeds of $38 million. This amount is reflected as proceeds received from the sale of investments in the accompanying consolidated statement of cash flows.

Commercial Insurance

The worldwide commercial insurance industry has steadily contracted since midyear 2000 making property and business interruption insurance coverage less available and more expensive. The September 11, 2001, attacks on the World Trade Center and Pentagon have further weakened the markets' condition. Mirant's deductibles for property insurance have increased from an average of $750,000 per occurrence to $5 million per occurrence, and business interruption deductibles have increased from an average of 45 days per occurrence to 60 days per occurrence. Mirant's maximum exposure for catastrophic events has increased from $10 million to $35 million. The limits available for such insurance, excluding terrorism and sabotage, have also been reduced but still exceed several hundred million dollars per occurrence. This change in Mirant's insurance coverage took effect on the November 1, 2001, renewal date.

The availability of terrorism and sabotage insurance is also significantly reduced due to the September 11, 2001, attacks. In response, Mirant has a new program for physical damage and business interruption arising from terrorism or sabotage events. The program provides for worldwide coverage limited to $100 million with deductibles of $5 million for physical damage and 60 days for business interruption.

JPSCo

On March 30, 2001, the Company, through its wholly owned subsidiaries, acquired 80% of the outstanding shares of JPSCo for $201 million. JPSCo, which was formerly owned and operated by the state, is a fully integrated electric utility on the island of Jamaica. JPSCo operates under a 20-year All-Island Electric License, is under the direction of the Ministry of Mining and Energy and is subject to monitoring and rate regulation by the Office of Utilities Regulation.

Transfer of SE Finance Capital Corporation ("SE Finance") and Capital Funding

In connection with Mirant's separation from Southern, Mirant transferred two of its subsidiaries, SE Finance and Capital Funding, to Southern and redeemed Southern's share of Mirant series B preferred stock on March 5, 2001. As a result of the transfer, Southern has assumed responsibility for all obligations of SE Finance and Capital Funding (Note 14). On April 2, 2001, Southern Company distributed its remaining 80% interest in Mirant to Southern's stockholders completing Mirant's spin-off.

Acquisition of Generating Assets of Pepco

On December 19, 2000, Mirant, through its subsidiaries and together with lessors in a lease transaction, closed the asset purchase of Pepco's generation assets in Maryland and Virginia. The net purchase price paid for these acquisitions was approximately $2.75 billion which includes working capital and capital expenditures of approximately $100 million and approximately $1.50 billion provided by a lease transaction (Note 11). As part of the acquisition, Mirant assumed net liabilities, primarily transition power agreements and obligations under power purchase agreements (Note 11). The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16. The final purchase price allocation is as follows (in millions):

Current assets	$ 47
Property, plant, and equipment	1,402
Goodwill and other intangibles	1,487
Deferred tax asset resulting from acquisition	771
Out-of-market (contractual amount in excess of fair value) contract liabilities assumed	(2,328)
Other liabilities	(124)
Net purchase price	$ 1,255

The acquired assets consist primarily of four generating stations, Morgantown, Chalk Point, Dickerson, and Potomac River, which provide approximately 5,256 MW of capacity. Immediately upon completion of the purchase, Mirant Mid-Atlantic, LLC ("Mirant Mid-Atlantic") entered into a $1.50 billion long-term lease transaction with respect to two of the purchased generating facilities (Note 11). In addition to the electric generating stations, Mirant, through its subsidiaries, acquired three separate coal ash storage facilities, a 51.5-mile oil pipeline, and an engineering and maintenance service facility and related assets. Mirant also entered into a lease of the land on which the Potomac River station is located, power sales agreements with Pepco under two separate transition power agreements with terms of up to four years, a local area support agreement with Pepco requiring the Potomac River station to operate for purposes of supporting a local load pocket, and a three-year operation and maintenance agreement for Pepco's two generating stations located in the District of Columbia. In addition, Mirant assumed five of Pepco's power purchase agreements totaling 735 MW (Note 11).

The following unaudited pro forma results of operations for Mirant's fiscal years ended December 31, 2000 and 1999, have been prepared assuming the acquisition of Pepco was effective January 1999. Pro forma results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the assumed date, nor are they necessarily indicative of future results. Pro forma operating results are for information purposes only and are as follows:

	As Reported	Pro Forma (Unaudited)
2000		
Operating revenues *(in millions)*	$13,315	$14,624
Consolidated net income *(in millions)*	359	288
Basic earnings per share	1.24	1.00
1999		
Operating revenues *(in millions)*	$2,265	$3,482
Consolidated net income *(in millions)*	372	205
Basic earnings per share	1.37	1.05

Hyder Limited ("Hyder")

On October 30, 2000, WPD Limited ("WPDL"), a company controlled jointly by a subsidiary of Mirant and by a subsidiary of PPL Corporation ("PPL"), finalized its acquisition of Hyder for a total purchase price for the ordinary shares of Hyder of approximately £565 million (approximately $847 million), or 365 pence (approximately $5.47) per Hyder share, plus the assumption of approximately £2.1 billion (approximately $3.2 billion) of debt.

As part of the arrangement between Mirant and PPL, Mirant had a call right to acquire an additional 9% of the shares in WPDL from PPL and to acquire a proportionate interest (based on its ownership interest) of the shareholder loans to WPDL and WPD for a total consideration of approximately $38 million. Mirant exercised that right effective December 1, 2000, which increased Mirant's economic interest in WPDL to 49%.

In conjunction with the completion of this acquisition and with the approval of lenders, Mirant and a subsidiary of PPL, effective December 1, 2000, modified the voting rights of WPD to 50% each so that each party equally shares operational and management control of WPD. As of December 1, 2000, WPD was deconsolidated and its income included in equity in income of affiliates on Mirant's consolidated statements of income. In March 2001, WPD South Wales (the electricity distribution business) was transferred from the WPDL/Hyder group to the WPD group. Substantially all of Hyder's other assets and businesses have been sold.

The following unaudited pro forma results of operations for Mirant's fiscal years ended December 31, 2000 and 1999, have been prepared assuming the acquisition of Hyder was effective January 1999. Pro forma results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the assumed date, nor are they necessarily indicative of future results. Pro forma operating results are for information purposes only and are as follows:

	As Reported	Pro Forma (Unaudited)
2000		
Operating revenues *(in millions)*	$13,315	$13,001
Consolidated net income *(in millions)*	359	357
Basic earnings per share	1.24	1.24
1999		
Operating revenues *(in millions)*	$2,265	$1,289
Consolidated net income *(in millions)*	372	370
Basic earnings per share	1.37	1.36

Mirant Americas Energy Marketing

On September 11, 2000, Mirant closed its acquisition of Vastar's 40% interest in Mirant Americas Energy Marketing for $250 million. The acquisition was effective as of August 10, 2000. As a result of this transaction, Mirant Americas Energy Marketing became a wholly owned indirect subsidiary and has been consolidated in Mirant's financial statements since the effective date.

The following unaudited pro forma results of operations for the years ended December 31, 2000 and 1999, have been prepared assuming the acquisition of Mirant Americas Energy Marketing was effective January 1999. Pro forma results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the assumed date, nor are they necessarily indicative of future results. Pro forma operating results are for information purposes only and are as follows:

	As Reported	Pro Forma (Unaudited)
2000		
Operating revenues *(in millions)*	$13,315	$22,828
Consolidated net income *(in millions)*	359	360
Basic earnings per share	1.24	1.25
1999		
Operating revenues *(in millions)*	$2,265	$13,671
Consolidated net income *(in millions)*	372	359
Basic earnings per share	1.37	1.32

Sale of WPD (formerly SWEB) Supply Business

In September 1999, SWEB sold its electricity supply business to London Electricity for the British pound sterling equivalent of $264 million and the assumption of certain liabilities resulting in a gain of $286 million prior to expenses, minority interest, and income taxes, and a gain of $78 million after these items. The Company retained its 49% interest in the distribution business, the trading name of which has been changed to Western Power Distribution. The Company continues to own 49% economic interest (50% voting interest) of WPD.

Sale of Louisiana Generating LLC

During September 1999, the Company sold its 50% investment in Louisiana Generating LLC to its partner for $17 million. The Company recognized approximately $10 million as an after-tax gain on the sale, which is included in gain on sale of assets in the accompanying consolidated statements of income.

Sale of Alicurá

On August 25, 2000, Mirant completed the sale of its 55% indirect interest in Alicurá for total consideration of $205 million, including the assumption of debt and the buyout of minority partners. Alicurá's principal asset is a concession to operate a 1,000 MW hydroelectric facility located in the province of Neuquen, Argentina. As part of the sale, Mirant was released from $200 million of credit support obligations related to Alicurá's bank financing. The sale of Alicurá did not materially impact Mirant's financial position and did not have a material effect on Mirant's results of operations (Note 2).

SIPD

On June 30, 1999, the Company, through a wholly owned subsidiary, acquired a 9.99% interest in SIPD for $107 million. As of December 31, 1999, SIPD had an ownership interest in 18 coal-fired power generating units with a total installed capacity of 5,125 MW in China's Shandong province. The Company accounts for its investment in SIPD under the equity method of accounting due to the preferential board representation and significant operating influence.

Mirant New York

On June 30, 1999, the Company, through certain of its wholly owned subsidiaries (collectively referred to as Mirant New York), acquired the generating asset business in the State of New York with a total capacity of 1,659 MW from Orange & Rockland Utilities, Inc. and Consolidated Edison Company of New York for a net purchase price of approximately $476 million, plus an additional $17 million to cover the market value of existing inventories. The acquisition was recorded under the purchase method of accounting. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition while the balance of $47 million was recorded as goodwill.

Mirant California, LLC ("Mirant California")

On April 16, 1999, the Company, through Mirant California, acquired various generating assets in California with a total capacity of 2,942 MW from Pacific Gas and Electric for $801 million plus $39 million for fuel inventory, capital expenditures, and property taxes.

13. Investments in Affiliates

The following table sets forth certain summarized income statement information of Mirant's investments in 50% or less-owned investments accounted for under the equity method for the years ended December 31, 2001, 2000, and 1999. The figures below represent 100% of the results of the underlying entities in which Mirant owns a portion. These figures are not comparable to the Company's equity income from affiliates due to purchase accounting and other adjustments. WPD is only included in the following table for 2001 and 2000, as it was consolidated in 1999.

	2001	2000	1999
		(in millions)	
Combined Investments			
Income Statement:			
Revenues	**$ 6,298**	$ 5,879	$5,608
Operating income	**1,442**	1,565	703
Net income from continuing operations	**830**	772	100
Balance Sheet:			
Current assets	**4,874**	4,084	
Noncurrent assets	**19,041**	15,013	
Current liabilities	**4,124**	4,455	
Noncurrent liabilities	**10,539**	8,516	

As of December 31, 2001, Mirant had accumulated $191 million in undistributed earnings of entities accounted for by the equity method of accounting.

14. SE Finance (Discontinued Operations)

Mirant had investments in leveraged leases through its leasing subsidiary, SE Finance. As part of its spin-off from Southern, Mirant contributed SE Finance to Southern on March 5, 2001 (Note 12). Mirant entered into leveraged leases in December of 1999, 1998, and 1996. Mirant's net investment in leveraged leases consisted of the following at December 31, 2000 (in millions):

	2000
Net rentals receivable	$1,430
Unearned income	(834)
Investment in leveraged leases	596
Deferred taxes arising from leveraged leases	(129)
Net investment in leveraged leases	$ 467

The following is a summary of the components of the income from leveraged leases, which is a component of income from discontinued operations in the accompanying consolidated statements of income for the years ending December 31, 2001, 2000, and 1999 (in millions):

	2001	2000	1999
Pretax leveraged lease income	**$10**	$61	$28
Income tax expense	**3**	21	10
Income from leveraged leases	**$ 7**	$40	$18

15. Earnings Per Share

Mirant calculates basic earnings per share by dividing the income available to common stockholders by the weighted average number of common shares outstanding. The following table shows the computation of basic earnings per share for 2001, 2000, and 1999 (in millions, except per share data) after giving effect to the stock split that occurred prior to the offering of common stock during 2000. Diluted earnings per share gives effect to stock options, as well as the assumed conversion of convertible trust preferred securities and related after-tax interest expense addback to net income of approximately $14 million and $4 million for 2001 and 2000, respectively. Mirant had no dilutive securities outstanding during 1999.

	2001	2000	1999
Income from continuing operations	**$563**	$332	$362
Discontinued operations	**5**	27	10
Net income	**$568**	$359	$372
Basic			
Weighted average shares outstanding	**341.8**	288.7	272.0
Earnings per share from:			
Continuing operations	**$1.65**	$1.15	$1.33
Discontinued operations	**0.01**	0.09	0.04
Net income	**$1.66**	$1.24	$1.37
Diluted			
Weighted average shares outstanding	**341.8**	288.7	
Shares assumed due to conversion of stock options and equivalents	**2.6**	1.2	
Shares assumed due to conversion of trust preferred securities	**12.5**	3.1	
Adjusted shares	**356.9**	293.0	
Earnings per share from:			
Continuing operations	**$1.62**	$1.15	
Discontinued operations	**0.01**	0.09	
Net income	**$1.63**	$1.24	

16. Segment Reporting

The Americas Group has ownership and control of power generation and natural gas assets and energy marketing and risk management operations in the United States and Canada, and generation, transmission, and distribution operations in South America and the Caribbean. Mirant is one of Asia's largest independent power producers with experience in developing, constructing, and operating electric power generation facilities in Asia. The majority of the Asia Group's assets are located in the Philippines, with additional assets located in China and Australia. The Europe Group owns a 49% economic interest and a 50% voting interest in WPD, which distributes electricity to approximately 1.4 million end-users in southwest England and approximately 1 million end-users in South Wales. Our European marketing and risk management business trades power in the Nordic region, Germany, the Netherlands, and Switzerland and trades gas in the United Kingdom on the International Petroleum Exchange.

Business Segments

	Americas	Europe	Asia-Pacific	SE Finance	Corporate and Eliminations	Consolidated
				(in millions)		
2001:						
Operating Revenues:						
Generation and energy marketing	$29,970	$ 505	$ 504	$ -	$ -	$30,979
Distribution and integrated utilities	475	-	-	-	-	475
Other	25	-	23	-	-	48
Total operating revenues	30,470	505	527	-	-	31,502
Operating Expenses:						
Cost of fuel, electricity, and other products	27,872	554	8	-	-	28,434
Depreciation and amortization	258	3	130	-	5	396
Write-down of assets	85	-	-	-	-	85
Other operating expenses	1,245	54	127	-	142	1,568
Total operating expenses	29,460	611	265	-	147	30,483
Operating Income (Loss)	1,010	(106)	262	-	(147)	1,019
Other Income (Expense):						
Interest income (expense)	(169)	(22)	(102)	-	(138)	(431)
Equity in income of affiliates	18	177	50	-	-	245
Other	23	2	23	-	4	52
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	882	51	233	-	(281)	885
Provision (Benefit) for Income Taxes	380	(48)	11	-	(83)	260
Minority Interest	9	-	32	-	21	62
Income (Loss) From Continuing Operations	493	99	190	-	(219)	563
Income From Discontinued Operations, net of tax benefit	-	-	-	5	-	5
Net Income (Loss)	$ 493	$ 99	$ 190	$ 5	$(219)	$ 568
Total assets	$17,080	$2,024	$4,230	$ -	$(580)	$22,754
Gross property additions	1,625	2	61	-	73	1,761
Increase in goodwill	46	-	-	-	-	46
Investment in equity method subsidiaries	167	1,708	369	-	-	2,244

Business Segments

	Americas	Europe	Asia-Pacific	SE Finance	Corporate and Eliminations	Consolidated
				(in millions)		
2000:						
Operating Revenues:						
Generation and energy marketing	$12,327	$ –	$ 489	$ –	$ –	$12,816
Distribution and integrated utilities	163	314	–	–	–	477
Other	–	–	13	–	9	22
Total operating revenues	12,490	314	502	–	9	13,315
Operating Expenses:						
Cost of fuel, electricity, and other products	11,408	27	2	–	–	11,437
Depreciation and amortization	115	69	130	–	3	317
Write-down of assets	18	–	–	–	–	18
Other operating expenses	588	103	104	–	84	879
Total operating expenses	12,129	199	236	–	87	12,651
Operating Income (Loss)	361	115	266	–	(78)	664
Other Income (Expense)						
Interest income (expense)	(152)	(97)	(101)	–	(78)	(428)
Equity in income of affiliates	56	83	57	–	–	196
Other	22	12	36	–	–	70
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	287	113	258	–	(156)	502
Provision (Benefit) for Income Taxes	113	(16)	19	–	(30)	86
Minority Interest	(3)	47	35	–	5	84
Income (Loss) From Continuing Operations	177	82	204	–	(131)	332
Income From Discontinued Operations, net of tax benefit	–	–	–	27	–	27
Net Income (Loss)	$ 177	$ 82	$ 204	$ 27	$(131)	$ 359
Total assets	$16,796	$1,362	$4,500	$613	$ 865	$24,136
Gross property additions	449	90	55	–	22	616
Increase in goodwill	1,523	–	–	–	–	1,523
Investment in equity method subsidiaries	163	1,228	338	61	–	1,790
1999:						
Operating Revenues:						
Generation and energy marketing	$ 772	$ (3)	$ 318	$ –	$ –	$ 1,087
Distribution and integrated utilities	167	976	–	–	–	1,143
Other	–	–	24	–	11	35
Total operating revenues	939	973	342	–	11	2,265
Operating Expenses:						
Cost of fuel, electricity, and other products	435	499	–	–	–	934
Depreciation and amortization	73	90	104	–	3	270
Write-down of assets	29	31	–	–	–	60
Other operating expenses	255	135	115	–	52	557
Total operating expenses	792	755	219	–	55	1,821
Operating Income (Loss)	147	218	123	–	(44)	444
Other Income (Expense)						
Interest income (expense)	(80)	(115)	(53)	–	(81)	(329)
Equity in income of affiliates	18	9	83	–	–	110
Other	57	315	77	–	–	449
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	142	427	230	–	(125)	674
Provision (Benefit) for Income Taxes	58	92	28	–	(49)	129
Minority interest	(9)	165	27	–	–	183
Income (Loss) From Continuing Operations	93	170	175	–	(76)	362
Income From Discontinued Operations, net of tax benefit	–	–	–	10	–	10
Net Income (Loss)	$ 93	$ 170	$ 175	$ 10	$ (76)	$ 372
Total assets	$4,071	$3,810	$4,430	$722	$ 830	$13,863
Gross property additions	419	115	194	–	19	747
Increase in goodwill	48	–	–	–	–	48
Investment in equity method subsidiaries	248	762	254	76	–	1,340

Geographic Areas

	United States	Canada	The Philippines	United Kingdom	Jamaica	Germany	All Other	Consolidated
	Revenue							
		International						
				(in millions)				
2001	**$26,541**	**$3,454**	**$ 506**	**$ -**	**$ 324**	**$ 552**	**$ 125**	**$31,502**
2000	10,968	1,369	491	314	–	–	173	13,315
1999	736	–	320	976	–	–	233	2,265

	United States	China	The Philippines	United Kingdom	Jamaica	Germany	All Other	Consolidated
	Long-Lived Assets							
		International						
				(in millions)				
2001	**$8,141**	**$332**	**$1,875**	**$ 484**	**$ 503**	**$ 1,229**	**$1,659**	**$14,223**
2000	5,832	488	1,901	484	–	751	2,654	12,110

17. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for 2001 and 2000 are as follows (in millions, except per share data):

Quarter Ended	Operating Revenues	Operating Income	Consolidated Net Income	Per Common Share: Earnings	Per Common Share: Price Range High	Per Common Share: Price Range Low
2001:						
March	**$8,182**	**$279**	**$180**	**$0.52**	**$36.00**	**$20.94**
June	**7,928**	**252**	**124**	**0.36**	**47.20**	**27.70**
September	**8,185**	**457**	**234**	**0.69**	**39.59**	**19.25**
December	**7,207**	**31**	**30**	**0.09**	**29.35**	**13.16**
2000:						
March	$ 519	$169	$101	$0.37	$ –	$ –
June	640	141	93	0.34	–	–
September	4,198	217	98	0.36	31.87	28.00
December	7,958	137	67	0.23	31.75	20.56

18. Subsequent Events

Western Power Markets Investigations
In January 2002, the California Attorney General's office reportedly stated that it found no evidence of criminal wrongdoing in connection with its investigation (Note 11), but that it was planning to file civil suits against the energy generators for unfair trade practices.

California Price Mitigation and Refund Proceeding
On February 13, 2002, the FERC directed its staff to undertake a fact-finding investigation into whether any entity manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. Mirant cannot predict the outcome of this proceeding. Information from this investigation could be used in any existing or future complaints before the FERC involving long-term power sales contracts relevant to the matters being investigated.

Perryville Tolling Agreement
In April 2001, in connection with Perryville entering into a nonrecourse financing for the construction of the Perryville generating facility, Mirant Americas Energy Marketing and Perryville entered into a 20-year tolling agreement. Under the terms of the financing and the tolling agreement, Mirant Americas Energy Marketing was required to provide certain credit support – either a guarantee from an investment grade guarantor or a letter of credit – in the event it was rated below investment grade. On December 19, 2001, Moody's lowered its rating on Mirant Americas Energy Marketing's senior unsecured debt below investment grade. On February 1, 2002, Perryville, the lenders under its credit facility, Mirant Americas Energy Marketing, and Mirant Corporation entered into the following transactions: (i) an indirect, wholly owned subsidiary of Mirant Corporation made a subordinated loan of $48 million to Perryville, (ii) Mirant Corporation agreed to guarantee the obligations of Mirant Americas Energy Marketing under the tolling agreement, (iii) Perryville (with the consent of its lenders) and Mirant Americas Energy Marketing amended the ratings threshold in the tolling agreement with respect to Mirant to at least BB/S&P and Ba2/Moody's, and (iv) the parties agreed to certain additional terms in support of the syndication of the credit facility.

Sale of Bewag
The sale of Mirant's 44.8% interest in Bewag to Vattenfall AB was completed on February 11, 2002, for approximately $1.63 billion and resulted in a gain of approximately $150 million.

Mirant Asia-Pacific Loan
On January 23, 2002, Mirant Asia-Pacific borrowed $192 million under a new credit facility to repay, in part, its prior $792 million credit facility. The repayment of the balance of the prior credit facility was funded by Mirant Corporation. Mirant Asia-Pacific is in the process of seeking commitments to a second tranche of up to $208 million in March 2002. The new credit facility contains various business and financial covenants including, among other things, (i) limitations on dividends and distributions, including a prohibition on dividends if Mirant ceases to be rated investment grade by at least two of Fitch, Inc. ("Fitch"), S&P and Moody's, (ii) mandatory prepayments upon the occurrence of certain events, including certain asset sales and certain breaches of the Sual and the Pagbilao energy conversion agreements, (iii) limitations on the ability to make investments and to sell assets, (iv) limitations on transactions with affiliates of Mirant, and (v) maintenance of minimum debt service coverage ratios.

Subsequent Events (Unaudited)

DWR Power Purchases
On February 25, 2002, the CPUC and the California Electricity Oversight Board ("EOB") filed separate complaints at FERC against certain sellers of energy under long-term agreements with the California DWR, including Mirant, alleging that the terms of these contracts are unjust and unreasonable and that the contracts should be abrogated or the prices under the contracts should be reduced. In particular, the EOB claims that the contracts should be voidable at the option of the State of California. The complaints allege that the DWR was basically forced to enter into these long-term contracts due to dysfunctions in the California market and the alleged market power of the sellers. The outcome of this proceeding cannot now be determined and any potential losses cannot now be determined. The Company's contract with the DWR runs through December 31, 2002.

State Line
In February 2002, Mirant announced it had entered into an agreement to sell its State Line generating facility to Dominion Resources for approximately $182 million. The sale is expected to close in the second quarter of 2002 and is not expected to have a material effect on the Company's results of operations.

Restructuring Charge
In January 2002, Mirant announced a strategic business plan change designed to reduce capital spending and operating expenses. As a result, the Company expects to record a restructuring charge in 2002 related to these changes. The reduced capital spending plan results in material reductions to the Company's commitments, estimated below as of February 28, 2002.

As part of the restructuring, Mirant intends to cancel agreements to purchase certain turbines under its purchase agreements. At February 28, 2002, minimum termination amounts under the remaining purchase contracts consisted of $6 million. Total amounts to be paid under the agreements if the remaining turbines are purchased as planned are estimated to be $154 million at February 28, 2002.

Additionally, as part of its restructuring, Mirant intends to cancel agreements to procure certain turbines under its off-balance sheet equipment procurement facilities. If Mirant had elected to exercise its purchase options with respect to the remaining turbines and power islands and to terminate the procurement contracts, minimum termination amounts due would have been $223 million at February 28, 2002. If the purchase options or options to lease the remaining turbines and power islands are exercised as planned, total commitments under the procurement contracts would be approximately $740 million.

As a result of the turbine cancellations, the long-term service agreements associated with the turbines will also be canceled. The long-term service agreements may be terminated at no cost in the event a planned construction project is canceled prior to shipment of the associated turbine. Mirant does not intend to cancel long-term service agreements associated with turbines that have already shipped. Consequently, Mirant's restructuring should not have an impact on the long-term service agreement commitments previously disclosed (Note 11).

The following table summarizes Mirant's commitments for turbine purchases and turbine leases as discussed above at February 28, 2002 (in millions). Amounts do not reflect the payment of termination amounts as disclosed above.

Fiscal Year Ended:	Turbine Purchase Commitments	Turbine Procurement Facilities
Remainder of 2002	$ 154	$ 263
2003	–	357
2004	–	110
2005	–	10
2006	–	–
Thereafter	–	–
Total minimum payments	$ 154	$ 740

California PX Bankruptcy

On March 1, 2002, SCE paid approximately $870 million to the California PX in satisfaction of all claims of or through the California PX and the CAISO through approximately January 18, 2001. No payment is expected to be made to creditors of the California PX or CAISO until the bankruptcy judge orders such payment. Mirant cannot now determine the timing of such payment or the extent to which such payment would satisfy its claims.

Mirant Americas Energy Capital

In March 2002, Mirant Americas Energy Capital transferred the borrowing base assets under its credit facility to a special purpose vehicle and granted security interests in such assets. The special purpose vehicle will be consolidated with Mirant.

Stockholder Information

Transfer Agent

Mellon Investor Services is Mirant's transfer agent and registrar. Registered stockholders can access their accounts online at www.melloninvestor.com to view account history, change address, or obtain current balance and transfer instructions, or contact:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
866 647 2681 (Mirant1)

Environmental Information

Information about Mirant's commitment to the environment is available at www.mirant.com.

Mirant Mindset

Information about Mirant's commitment to a values-based culture is available at www.mirant.com.

Annual Meeting

The annual meeting of stockholders will be held on April 25 at 9 a.m. at the Grand Hyatt in Atlanta. The meeting will be webcast.

Common Stock

The common stock of Mirant Corporation is listed and traded on the New York Stock Exchange. The ticker symbol for Mirant stock is MIR.

Independent Public Accountants

Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, GA 30303

Investor Information

All public investor information is available at www.mirant.com.

Eliminate Duplicate Mailings

If you are a registered stockholder of record and receive multiple copies of the annual report and proxy statement, or wish to access these documents electronically in the future, you may authorize Mirant to suspend future mailings of these documents to specific accounts. Simply check the appropriate box on your proxy card, sign it, and return it to Mellon Investor Services.

Corporate Headquarters

Mirant Corporation
1155 Perimeter Center West
Atlanta, GA 30338-5416
T 678 579 5000
F 678 579 5001
U www.mirant.com

The 2001 annual report is submitted for stockholders' information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

A copy of the company's Form 10-K is available at www.mirant.com or may be obtained by writing the Corporate Secretary at Mirant's headquarters address.

Board of Directors



Mirant Board of Directors. (From left) A.W. Dahlberg, S. Marce Fuller, Ray M. Robinson, A.D. Correll, Stuart E. Eizenstat, William M. Hjerpe, and David J. Lesar. Not pictured are Carlos Ghosn and James F. McDonald.

*Board of Directors

A.D. Correll
Chairman of the Board and Chief Executive Officer
Georgia-Pacific Corporation
Atlanta, Georgia
Age 60; elected 2000

A.W. Dahlberg
Chairman
Mirant
Atlanta, Georgia
Age 61; elected 1996

Stuart E. Eizenstat
Partner
Covington & Burling
Washington, D.C.
Age 59; elected 2001

S. Marce Fuller
President and Chief Executive Officer
Mirant
Atlanta, Georgia
Age 41; elected 1999

Carlos Ghosn
President and Chief Executive Officer
Nissan Motor Co., Ltd.
Tokyo, Japan
Age 48; elected 2001

William M. Hjerpe
Private Investor
Minneapolis, Minnesota
Age 50; elected 2000

David J. Lesar
Chairman of the Board, President, and Chief Executive Officer
Halliburton Company
Dallas, Texas
Age 48; elected 2000

James F. McDonald
Chairman of the Board, President, and Chief Executive Officer
Scientific-Atlanta, Inc.
Atlanta, Georgia
Age 62; elected 2001

Ray M. Robinson
President – Southern Region
AT&T Corporation
Atlanta, Georgia
Age 54; elected 2001

*Committees of the Board

Audit Committee
David J. Lesar, *Chairman*
A.D. Correll
Stuart E. Eizenstat
Carlos Ghosn
William M. Hjerpe

Compensation Committee
A.D. Correll, *Chairman*
David J. Lesar
James F. McDonald

Nominating and Governance Committee
A.W. Dahlberg, *Chairman*
A.D. Correll
Ray M. Robinson

*Management Council

S. Marce Fuller
President and Chief Executive Officer

Raymond D. Hill
Executive Vice President and Chief Financial Officer

Richard J. Pershing
Executive Vice President

Edwin H. Adams
Senior Vice President

Vance N. Booker
Senior Vice President

Randall E. Harrison
Senior Vice President

J. William Holden III
Senior Vice President

Frederick D. Kuester
Senior Vice President

Roy P. McAllister
Senior Vice President

Douglas L. Miller
Senior Vice President and General Counsel

Gary J. Morsches
Senior Vice President

As of March 11, 2002

MIRANT
1155 Perimeter Center West
Atlanta, GA 30338-5416
T 678 579 5000
F 678 579 5001
U www.mirant.com